

TIFFANY & CO. YEAR-END REPORT 2007

ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED JANUARY 31, 2008

NOTICE OF 2008 ANNUAL MEETING
AND PROXY STATEMENT



TIFFANY & CO.

727 FIFTH AVENUE
NEW YORK, NEW YORK 10022
212 755 8000

MICHAEL J. KOWALSKI
CHAIRMAN OF THE BOARD
CHIEF EXECUTIVE OFFICER

March 25, 2008

Dear Stockholder:

We invite you to attend the upcoming Annual Meeting of Stockholders of Tiffany & Co. on Thursday, May 15, 2008, at 10:00 a.m. in the Roof/Penthouse of The St. Regis Hotel, 2 East 55th Street at Fifth Avenue, New York, NY.

Your participation in the affairs of Tiffany & Co. is important. Therefore, whether or not you are able to attend, please vote your shares as soon as possible by completing and returning the enclosed proxy card, by calling the telephone number listed on the card or by accessing the Internet site to vote electronically.

2007 was a year of major achievement for Tiffany & Co. In addition to strong operating performance from continuing operations, we launched two bold initiatives to address significant strategic opportunities. First, we forged a landmark strategic alliance to develop TIFFANY & CO. as a globally recognized and distributed luxury watch brand. Second, we developed and are preparing to deploy a new, smaller store format that will allow us to broaden our store expansion plans and profitably reach more consumers in the United States. Details of these important developments follow a review of 2007 operating performance.

Net sales in fiscal 2007 increased 15% to $2.9 billion.

- U.S. Retail sales rose 11% and Direct Marketing sales rose 5%. Sales growth began to slow in the second half of the year as consumer confidence waned in the face of developing economic news.
- International Retail sales increased 19%. We achieved this through strong growth in the Asia-Pacific region outside of Japan and in Europe, continuing our transition from a U.S.-focused retailer with a business in Japan to a geographically diversified network capable of achieving robust and consistent consolidated growth despite softness in individual national markets.
- In total, worldwide comparable store sales rose 7% on a "constant-exchange-rate basis" which excludes the effect of translating foreign-currency-denominated sales into U.S. dollars.

2007 was also another active and successful year for store expansion. We increased our store count by six in the U.S. and by 11 locations outside the U.S. We will continue on that pace in the U.S. and accelerate expansion in Europe and Asia-Pacific in 2008. Other highlights of our distribution expansion program were:

- Our new store at 37 Wall Street is a landmark in two senses: it is an architecturally stunning store in a historic location and it is our first branch store in New York City. We are more than pleased with its initial performance.

- Our growth was particularly vibrant in the greater China region where we are organizationally poised to continue this expansion program into 2008 and beyond.
- At year-end, we operated 184 TIFFANY & CO. stores and boutiques, a 10% increase from the prior year.
- We completely redesigned tiffany.com using cutting-edge technology to create a more beautiful site with more sophisticated search features and the ability to present multiple marketing messages simultaneously.

As mentioned above, we have developed a new, highly efficient store format for the U.S. These new stores will offer an edited, more profitable product selection and will give us the potential to open in some important, but smaller, U.S. cities and better serve some of the larger markets where we already have full-line stores. We believe that the store design will provide a retail selling and service environment that further enhances Tiffany's appeal to the self-purchase customer. The first of these stores is scheduled to open later in 2008.

Adding new products to our assortment excites customers and contributes to our sales growth. We continued apace in 2007 with introductions spanning our entire product spectrum.

Assortment management requires an appropriate mix between "aspirational" and "accessible" products. Our 2007 results suggest, quite persuasively, that we have achieved an appropriate balance that enables us to both grow sales and continue to enhance the image of the brand. Sales growth was evident in our high-end jewelry (price points above $50,000), in the engagement category and in silver jewelry. We were also pleased with the continued success of the CELEBRATION ring campaign and its appeal to the self-purchase customer.

Strong sales growth enabled us to achieve leverage on fixed operating expenses and enhance profitability from continuing operations. We were, however, required to increase retail prices in order to maintain product margins in the face of steadily rising precious metal and diamond costs.

Cost containment and asset efficiency was and remains a priority. In 2007, we took advantage of our superb infrastructure to improve cost-effectiveness, product distribution and our ability to obtain and process diamonds and to manufacture an increasing percentage of our own jewelry. We now process diamonds in Belgium, Canada, South Africa, Botswana, Namibia and Vietnam, and continue to develop our jewelry manufacturing operations to achieve greater efficiency and capacity. Our merchandise planning, production, acquisition and distribution activities provided consistently high levels of in-store merchandise availability throughout the world and we improved inventory turnover.

In summary, net income rose 20% to $304 million and net earnings of $2.20 per diluted share were 22% higher than $1.80 in the prior year. Return on average stockholders' equity rose to 18% and return on average assets rose to 11%.

Here are some other highlights of 2007:

- We completed the long-intended sale and leaseback of Tiffany's flagship stores in London and Tokyo, generating substantial profits from both transactions while securing Tiffany's presence in those prime locations for many years to come.

- We applied a small portion of those profits to make a $10 million contribution to The Tiffany & Co. Foundation, a charitable organization. This contribution will foster the Foundation's mission that focuses on environmental conservation and support for the decorative arts.
- We sold the Little Switzerland business after determining that its long-term profit potential would not meet our objectives. We recorded a loss on the transaction and its results are reflected as "discontinued operations."

As mentioned above, we completed a strategic alliance with The Swatch Group Ltd. ("SGL"). SGL is the world's leading designer, developer, distributor and manufacturer of high-end, luxury watches. The combination of SGL's manufacturing and distribution expertise, Tiffany's own retail store network, and our joint product design and marketing expertise will allow us to fast-track the emergence of TIFFANY & CO. as a globally recognized and distributed luxury watch brand. The Company will share in the profits of this new venture, and our expansion plans will also benefit from the worldwide attention that a significantly increased advertising budget will bring to the brand.

Our stockholders deserve to share in our success. Our Board approved two dividend increases, voting to increase the quarterly rate by 20% in May and by an additional 25% in August to the current annual rate of 60 cents per share. 2007 represented the fifth consecutive year of dividend increases.

We also returned excess capital to stockholders through share repurchases. We spent $575 million to repurchase 12.4 million shares at an average cost of $46.44 per share. During the year, our Board increased the authorization for repurchases by an additional $500 million. At year-end, there was $621 million available for future repurchases under the program.

As we look to the future, our Company has substantial opportunities for continued store expansion and growth through new product introductions. We will stay focused on achieving sustainable growth by building upon our competitive strengths and the integrity and values that define the TIFFANY & CO. brand.

I offer my thanks to stockholders for your interest and support, and to our employees who are responsible for delivering extraordinary products and a superior shopping experience to our customers. I look forward to updating you on our continued progress.

Sincerely,



FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts, percentages and retail locations)	2007	2006	Increase
Net sales	$ 2,938,771	$ 2,560,734	15%
Worldwide comparable store sales increase (on a constant-exchange-rate basis) *	7%	7%	
Net earnings from continuing operations	$ 331,319	$ 268,693	23%
As a percentage of net sales	11.3%	10.5%	
Net earnings	$ 303,772	$ 253,927	20%
As a percentage of net sales	10.3%	9.9%	
Net earnings from continuing operations per diluted share	$ 2.40	$ 1.91	26%
Net earnings per diluted share	$ 2.20	$ 1.80	22%
Weighted-average number of diluted common shares	138,140	140,841	
Return on average assets	10.5%	9.0%	
Return on average stockholders' equity	17.6%	14.0%	
Total debt-to-equity ratio	27.7%	28.7%	
Cash flows from operating activities	$ 391,395	$ 239,036	64%
Cash dividends paid per share	$ 0.52	$ 0.38	37%
Company-operated TIFFANY & CO. stores and boutiques	184	167	10%

All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

See Item 6. Selected Financial Data for significant non-recurring factors that affected 2007 net earnings.

* See Non-GAAP Measures section in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of GAAP to non-GAAP measures.


Net Sales
(in Millions)
$1,929
$2,128
$2,313
$2,561
$2,939
2003
2004
2005
2006
2007


Net Earnings
per Diluted Share
$1.45
$2.05
$1.75
$1.80
$2.20
2003
2004
2005
2006
2007


Cash Dividends Paid per Share
$0.19
$0.23
$0.30
$0.38
$0.52
2003
2004
2005
2006
2007

Tiffany & Co. Year-End Report 2007

Table of Contents

Annual Report on Form 10-K for the fiscal year ended January 31, 2008

Proxy Statement for the 2008 Annual Meeting of Stockholders

Corporate Information

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

Commission file no. 1-9494

TIFFANY & CO.

(Exact name of registrant as specified in its charter)

Delaware	**13-3228013**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
727 Fifth Avenue, New York, New York	**10022**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(212)755-8000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $.01 par value per share	New York Stock Exchange

---

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Annual Report on Form10-K or any amendment to this Annual Report on Form10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One).

Large Accelerated filer ☒	Accelerated filer ☐
Non-Accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 31, 2007 the aggregate market value of the registrant's voting and non-voting stock held by non-affiliates of the registrant was approximately $6,535,940,127 using the closing sales price on this day of $48.25. See Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of March 20, 2008, the registrant had outstanding 126,087,745 shares of its common stock, $.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE.

The following documents are incorporated by reference into this Annual Report on Form 10-K: Registrant's Proxy Statement Dated April 10, 2008 (Part III).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including information incorporated herein by reference, contains certain "forward-looking statements" concerning the Registrant's objectives and expectations with respect to store openings, sales, retail prices, gross margin, expenses, effective tax rate, net earnings and net earnings per share, inventories, capital expenditures and cash flow. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. Statements beginning with such words as "believes", "intends", "plans", and "expects" include forward-looking statements that are based on management's expectations given facts as currently known by management on the date this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission. All forward-looking statements involve risks, uncertainties and assumptions that, if they never materialize or prove incorrect, could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

The statements in this Annual Report on Form 10-K are made as of the date this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission and the Registrant undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changes in expectations or otherwise.

PART I

Item 1. Business.

a) General history of business.

Registrant (also referred to as the "Company") is the parent corporation of Tiffany and Company ("Tiffany"). Charles Lewis Tiffany founded Tiffany's business in 1837. He incorporated Tiffany in New York in 1868. Registrant acquired Tiffany in 1984 and completed the initial public offering of Registrant's Common Stock in 1987. Through its subsidiary companies, the Company sells fine jewelry and other items that it makes or has made by others to its specifications.

b) Financial information about industry segments.

Registrant's segment information for the fiscal years ended January 31, 2008, 2007 and 2006 is stated in Item 8. Financial Statements and Supplementary Data (see Note P. "Segment Information").

c) Narrative description of business.

As used below, the terms "Fiscal 2007," "Fiscal 2006" and "Fiscal 2005" refer to the fiscal years ended on January 31, 2008, 2007 and 2006, respectively. Registrant is a holding company, and conducts all business through its subsidiary corporations.

DISTRIBUTION AND MARKETING

Maintenance of the TIFFANY & CO. Brand

The TIFFANY & CO. brand (the "Brand") is the single most important asset of Tiffany and, indirectly, of Registrant. The strength of the Brand goes beyond trademark rights (see TRADEMARKS below) and is inherent in consumer aspirations for the Brand. Management monitors the strength of the Brand through focus groups and survey research.

Management believes that the Brand stands for a pronounced and emphatic association with high-quality gemstone jewelry, particularly diamond jewelry; excellent customer service; an elegant store and online environment; upscale store locations; "classic" product positioning; distinctive and high-quality packaging materials (most significantly, the TIFFANY & CO. blue box); and sophisticated style and romance.

Maintaining the strength of the Brand informs Tiffany's business plan in nearly all aspects. Stores must be staffed with knowledgeable professionals to provide excellent service. Elegant store and online environments increase capital and maintenance costs. Display practices require larger store footprints and lease budgets, but enable Tiffany to showcase fine jewelry in a retail setting consistent with the Brand positioning. Stores in the best "high street" and luxury mall locations are more expensive and difficult to secure, but reinforce the Brand's luxury connotations through association with other luxury brands. By the same token, over-proliferation of stores, or stores that are located in second-tier markets, can diminish the strength of the Brand. The classic positioning of Tiffany's product line supports the Brand, but limits the display space that can be afforded to fashion jewelry. Tiffany's packaging practices support consumer expectations with respect to the Brand and are more expensive. Advertising that reinforces the Brand offsets the amount of pure product promotional advertising that may be done within a given budget. To maintain its position within the high-end of the jewelry market requires

Tiffany to invest significantly in gemstone and diamond inventory and accept reduced overall gross margins; it also causes some consumers to view Tiffany as beyond their price range.

All of the foregoing demand that management make difficult tradeoffs between business initiatives that might generate incremental sales and profits and Brand maintenance objectives. This is a dynamic process. To the extent that management deems that product or distribution initiatives will unduly and negatively affect the strength of the Brand, such initiatives have been and will be curtailed or modified appropriately. At the same time, Brand maintenance suppositions are regularly questioned by management to determine if the tradeoff between sales and profit is truly worth the positive effect on the Brand. At times, management has determined, and will in the future determine, that the strength of the Brand warranted, or that it will permit, more aggressive and profitable distribution and marketing initiatives.

Channels of Distribution

For financial reporting purposes, Registrant categorizes its sales as follows:

U.S. Retail consists of retail sales transacted in TIFFANY & CO. stores in the United States and sales of TIFFANY & CO. products through business-to-business direct selling operations in the United States (see U.S. Retail below);

International Retail consists of sales in TIFFANY & CO. stores and department store boutiques outside the United States, as well as business-to-business, Internet and wholesale sales of TIFFANY & CO. products outside the United States (see International Retail below);

Direct Marketing consists of Internet and catalog sales of TIFFANY & CO. products in the United States (see Direct Marketing below); and

Other consists of worldwide sales of businesses operated under trademarks or tradenames other than TIFFANY & CO. (i.e., IRIDESSE). Other also includes wholesale sales of diamonds obtained through bulk purchases that are subsequently deemed not suitable for Tiffany's needs (see Other below). All prior year amounts in this Annual Report on Form 10-K have been restated to reflect Little Switzerland, Inc. as a discontinued operation.

Products

Registrant's principal product category is jewelry. It also sells timepieces, sterling silver goods (other than jewelry), china, crystal, stationery, fragrances and personal accessories.

Tiffany offers an extensive selection of TIFFANY & CO. brand jewelry at a wide range of prices. In Fiscal 2007, 2006 and 2005 approximately 86%, 86% and 85%, respectively, of Registrant's net sales were attributable to TIFFANY & CO. brand jewelry. Designs are developed by employees, suppliers, independent designers and independent "name" designers (see Designer Licenses below).

Sales by Reportable Segment of TIFFANY & CO. Jewelry by Category*

2007 Category	% to total U.S. Retail Sales	% to total International Retail Sales	% to total Direct Marketing Sales	% to total Reportable Segment Sales
A	32%	30%	8%	29%
B	16%	24%	–	18%
C	10%	11%	8%	10%
D	29%	26%	58%	30%

2006 Category	% to total U.S. Retail Sales	% to total International Retail Sales	% to total Direct Marketing Sales	% to total Reportable Segment Sales
A	31%	29%	8%	29%
B	14%	24%	–	17%
C	11%	11%	9%	11%
D	29%	27%	56%	30%

2005 Category	% to total U.S. Retail Sales	% to total International Retail Sales	% to total Direct Marketing Sales	% to total Reportable Segment Sales
A	30%	28%	8%	28%
B	15%	24%	–	17%
C	11%	12%	8%	11%
D	29%	26%	55%	29%

A) This category includes most gemstone jewelry and gemstone band rings, other than engagement jewelry. Most jewelry in this category is constructed of platinum, although gold was used as the primary metal in approximately 10%, 11% and 12% of pieces in 2007, 2006 and 2005, respectively. Most items in this category contain diamonds, other gemstones or both. The average price of merchandise sold in 2007, 2006 and 2005, respectively, in this category was approximately $3,400, $3,000 and $2,800 for total reportable segments.

B) This category includes diamond rings and wedding bands marketed to brides and grooms. Most jewelry in this category is constructed of platinum, although gold was used as the primary metal in approximately 3%, 3% and 4% of pieces in 2007, 2006 and 2005, respectively. Most sales in this category are of items containing diamonds. The average price of merchandise sold in 2007, 2006 and 2005, respectively, in this category was approximately $3,000, $2,500 and $2,500 for total reportable segments.

C) This category generally consists of non-gemstone, gold or platinum jewelry, although small gemstones are used as accents in some pieces. The average price of merchandise sold in 2007, 2006 and 2005, respectively, in this category was approximately $700, $600 and $600 for total reportable segments.

D) This category generally consists of non-gemstone, sterling silver jewelry, although small gemstones are used as accents in some pieces. The average price of merchandise sold in 2007,

2006 and 2005, in this category was approximately $200 for total reportable segments in each year.

* Certain reclassifications have been made to the prior years' percentages to conform to current-year presentations.

In addition to jewelry, the Company sells TIFFANY & CO. brand merchandise in the following categories: timepieces and clocks; sterling silver merchandise, including flatware, hollowware (tea and coffee services, bowls, cups and trays), trophies, key holders, picture frames and desk accessories; stainless steel flatware; crystal, glassware, china and other tableware; custom engraved stationery; writing instruments; eyewear and fashion accessories. Fragrance products are sold under the trademarks TIFFANY, PURE TIFFANY and TIFFANY FOR MEN. Tiffany also sells other brands of timepieces and tableware in its U.S. stores. Other than jewelry, none of these categories individually represent 10% or more of consolidated net sales.

[Remainder of this page is intentionally left blank]

U.S. Retail

New York Flagship Store. Tiffany's New York Flagship store on Fifth Avenue accounts for a significant portion of the Company's net sales and is the focal point for marketing and public relations efforts. Approximately 10% of total Company net sales for Fiscal 2007, 2006 and 2005 were attributable to the New York Flagship store's retail sales.

U.S. Branch Stores. On January 31, 2008, in addition to its New York Flagship store, Tiffany had 69 branch stores in the United States. Most of Tiffany's U.S. branch stores display a representative selection of merchandise, but none of them maintains the extensive selection carried by the New York Flagship store.

Store Locations	Fiscal Year Opened
San Francisco, California	1963
Houston, Texas	1963
Beverly Hills, California	1964
Chicago, Illinois	1966
Atlanta, Georgia	1969
Dallas, Texas	1982
Boston, Massachusetts	1984
Costa Mesa, California	1988
Philadelphia, Pennsylvania	1990
Vienna, Virginia	1990
Palm Beach, Florida	1991
Honolulu (Ala Moana), Hawaii	1992
San Diego, California	1992
Troy, Michigan	1992
Bal Harbour, Florida	1993
Oak Brook, Illinois	1994
King of Prussia, Pennsylvania	1995
Short Hills, New Jersey	1995
White Plains, New York	1995
Hackensack, New Jersey	1996
Chevy Chase, Maryland	1996
Charlotte, North Carolina	1997
Chestnut Hill, Massachusetts	1997
Cincinnati, Ohio	1997
Palo Alto, California	1997
Denver, Colorado	1998
Las Vegas (Bellagio), Nevada	1998
Manhasset, New York	1998
Seattle, Washington	1998
Scottsdale, Arizona	1998
Century City, California	1999
Dallas (NorthPark), Texas	1999
Boca Raton, Florida	1999
Tamuning, Guam	1999

Store Locations	Fiscal Year Opened
Old Orchard (Skokie), Illinois	2000
Maui (Wailea), Hawaii	2000
Greenwich, Connecticut	2000
Portland, Oregon	2000
Tampa, Florida	2001
Santa Clara (San Jose), California	2001
Honolulu (Waikiki), Hawaii	2002
Bellevue, Washington	2002
East Hampton, New York	2002
St. Louis, Missouri	2002
Orlando, Florida	2002
Coral Gables, Florida	2003
Tumon Bay (DFS), Guam	2003
Palm Desert, California	2003
Walnut Creek, California	2003
Edina, Minnesota	2004
Kansas City, Missouri	2004
Palm Beach Gardens, Florida	2004
Westport, Connecticut	2004
Carmel, California	2005
Naples, Florida	2005
Pasadena, California	2005
San Antonio, Texas	2005
Atlantic City, New Jersey	2006
Indianapolis, Indiana	2006
Nashville, Tennessee	2006
Tucson, Arizona	2006
The Big Island (Waikoloa), Hawaii	2006
Austin, Texas	2007
Las Vegas (Forum Shops), Nevada	2007
Natick, Massachusetts	2007
New York (37 Wall Street), New York	2007
Red Bank, New Jersey	2007
Providence, Rhode Island	2007
Santa Barbara, California	2007

Not included in the above list is a holiday sales boutique that the Company operated in late 2007 at the Mohegan Sun Resort, Connecticut.

Expansion of U.S. Retail Operations. Management currently contemplates opening six new TIFFANY & CO. branch stores in the United States in 2008, and eight to twelve branch stores per year beginning in 2009 (which will include a new smaller store format). Management regularly evaluates potential markets for new TIFFANY & CO. stores with a view to the demographics of the area to be served, consumer demand and the proximity of other luxury brands and existing TIFFANY & CO. locations. Management recognizes that over-saturation of any market could diminish the distinctive appeal of the TIFFANY & CO. brand, but believes that there are a significant number of locations remaining in the United States that meet the requirements of a TIFFANY & CO. location, particularly for small stores (see Item 2. Properties for further information concerning U.S. Retail store leases).

Business-to-Business Sales Division. Tiffany's Business Sales Division sales executives call on business clients throughout the United States, selling products drawn from the retail product line and items specially developed or sourced for the business market, including trophies and items designed for the particular customer. Price allowances are given to business account holders for certain purchases. Business Sales Division customers have typically purchased for business gift giving, employee service and achievement recognition awards, customer incentives and other purposes. Products and services are marketed through a sales organization, through advertising in newspapers and business periodicals and through the publication of special catalogs.

International Retail

The following tables set forth locations operated by Registrant's subsidiaries:

Europe	
Austria: Vienna	Italy: Milan
France: Paris, Galeries Lafayette	Italy: Rome
France: Paris, Printemps Department Store	Switzerland: Zurich
France: Paris, Rue de la Paix	United Kingdom: London, Harrods
Germany: Frankfurt	United Kingdom: London, Old Bond Street
Germany: Hamburg	United Kingdom: London, Royal Exchange
Germany: Munich	United Kingdom: London, Selfridges
Italy: Bologna	United Kingdom: London, Sloane Street
Italy: Florence	

Canada and Central/South America	
Canada: Toronto	Mexico: Mexico City, Palacio Store, Perisur
Canada: Vancouver	Mexico: Mexico City, Palacio Store, Polanco
Brazil: Sao Paulo, Jardins	Mexico: Monterrey, Palacio Store
Brazil: Sao Paulo, Iguatemi Shopping Center	Mexico: Puebla, Palacio Store
Mexico: Mexico City, Masaryk	Mexico: Santa Fe

Japan

Abeno, Kintetsu Department Store	Omiya, Sogo Department Store
Chiba, Mitsukoshi Department Store	Osaka, Takashimaya Department Store
Fukuoka, Mitsukoshi Department Store	Osaka, Umeda ‡
Ginza, Mitsukoshi Department Store	Sagamihara, Isetan Department Store
Hiroshima, Fukuya Department Store	Sapporo, Mitsukoshi Department Store
Ikebukuro, Mitsukoshi Department Store	Sapporo, Daimaru Department Store
Ikebukuro, Tobu Department Store	Sendai, Mitsukoshi Department Store
Kagoshima, Mitsukoshi Department Store	Shibuya, Seibu Department Store
Kanazawa, Mitsukoshi	Shinjuku, Isetan Department Store
Kashiwa, Takashimaya Department Store	Shinjuku, Mitsukoshi Department Store
Kawasaki, Saikaya Department Store	Shinjuku, Takashimaya Department Store
Kobe, Daimaru Department Store	Shinsaibashi, Sogo Department Store
Kochi, Daimaru Department Store	Shizuoka, Matsuzakaya Department Store
Kokura, Izutsuya Department Store	Tachikawa, Isetan Department Store
Koriyama, Usui Department Store	Takamatsu, Mitsukoshi Department Store
Kumamoto, Tsuruya Department Store	Takasaki, Takashimaya Department Store
Kyoto, Daimaru Department Store	Tamagawa, Takashimaya Department Store
Kyoto, Takashimaya Department Store	Tokyo, Ginza Flagship Store ‡
Matsuyama, Mitsukoshi Department Store	Tokyo, Marunouchi ‡
Mito, Keisei Department Store	Tokyo, Roppongi Hills ‡
Nagoya, Mitsukoshi	Umeda, Daimaru Department Store
Nagoya, Takashimaya Department Store	Utsunomiya, Tobu Department Store
Nagoya, Matsuzakaya Department Store	Wakayama, Kintetsu Department Store
Nihonbashi, Mitsukoshi Department Store	Yokohama, Landmark Plaza, Mitsukoshi
Niigata, Mitsukoshi Department Store	Yokohama, Takashimaya Department Store
Oita, Tokiwa Department Store	Yonago, Takashimaya Department Store
Okayama, Tenmaya Department Store	

‡ Freestanding stores operated by Registrant's Subsidiaries.

Asia-Pacific Excluding Japan

Australia: Brisbane	Korea: Seoul, Hyundai Department Store
Australia: Melbourne	Korea: Seoul, Hyundai Coex Department Store
Australia: Sydney	Korea: Seoul, Lotte Downtown Department Store
China: Beijing, The Peninsula Palace Hotel	Korea: Seoul, Lotte World
China: Beijing, Oriental Plaza	Korea: Seoul, Shinsegae Main
China: Shanghai, Jiu Guang City Plaza	Macau: The Venetian Resort
China: Shanghai, Plaza 66	Macau: Wynn Resort
China: Tianjin	Malaysia: Kuala Lumpur, KLCC
Hong Kong: Elements	Malaysia: Kuala Lumpur, Pavillion
Hong Kong: Hong Kong International Airport	Singapore: Changi Airport
Hong Kong: International Finance Center	Singapore: Ngee Ann City
Hong Kong: The Landmark Center	Singapore: Raffles Hotel
Hong Kong: Pacific Place	Taiwan: Kaohsiung, Hanshin Department Store
Hong Kong: The Peninsula Hotel	Taiwan: Taichung, Sogo Department Store
Hong Kong: Sogo Department Store	Taiwan: Taipei, The Regent Hotel
Korea: Busan, Lotte Department Store	Taiwan: Taipei, Sogo Department Store
Korea: Seoul, Galleria Luxury Hall East Dept. Store	Taiwan: Taipei, Taipei Financial Center

Business with Department Stores in Japan. In Fiscal 2007, 2006 and 2005, respectively, total net sales in Japan of TIFFANY & CO. merchandise represented 17%, 19% and 21% of Registrant's net sales.

In Fiscal 2007, approximately 2% of Registrant's net sales were recorded in Registrant's Tokyo Flagship store, which is operated by Registrant's wholly-owned subsidiary Tiffany & Co. Japan Inc. ("Tiffany-Japan"). Sales recorded in retail locations operated in connection with Mitsukoshi Ltd. of Japan ("Mitsukoshi") accounted for 5%, 9% and 11%, in Fiscal 2007, 2006 and 2005, respectively. With a concentration of 15 of the total 49 TIFFANY & CO. department store boutiques in Japan, Mitsukoshi is the single largest department store with TIFFANY & CO. boutiques in Japan.

Tiffany-Japan has merchandising and marketing responsibilities in the operation of TIFFANY & CO. boutiques in department store locations throughout Japan. Department stores act for Tiffany-Japan in the sale of merchandise. Tiffany-Japan owns the merchandise and recognizes as revenues the retail price charged to the ultimate consumer in Japan. Tiffany-Japan establishes retail prices, bears the risk of currency fluctuation, provides one or more brand managers in each boutique, controls merchandising and display within the boutiques, manages inventory and controls and funds all advertising and publicity programs with respect to TIFFANY & CO. merchandise. The department stores in Japan provide and maintain boutique facilities and assume retail credit and certain other risks.

The department stores provide retail staff in "Standard Boutiques" and Tiffany-Japan provides retail staff in "Concession Boutiques." At the end of Fiscal 2007, there were 6 Standard Boutiques and 43 Concession Boutiques operated with department stores in Japan. Risk of inventory loss varies depending on whether the boutique is a Standard Boutique or a Concession Boutique. The department stores bear responsibility for loss or damage to the merchandise in Standard Boutiques and Tiffany-Japan bears the risk in Concession Boutiques.

The department stores retain a portion (the "basic portion") of the net retail sales made in TIFFANY & CO. boutiques. The basic portion varies depending on the type of boutique and the retail price of the merchandise involved with the fees generally varying from store to store. The highest basic portion available to any department store is 23% and the lowest is 14%.

In recent years, the Company has been closing underperforming boutiques in Japan and relocating to other department store locations in order to improve sales growth and profitability. Management will continue to identify suitable prime retail locations and does not anticipate reducing overall store-count in Japan during that transition.

The Company's commercial relationships with department stores in Japan, and their abilities to continue to operate as leading department store operators have been and will continue to be substantial factors in the Company's continued success in Japan. At the end of Fiscal 2007, TIFFANY & CO. boutiques were located in 15 locations operated with Mitsukoshi and 34 other retail locations with other Japanese department stores, including among others Takashimaya, Isetan and Daimaru. Tiffany-Japan also operates four freestanding stores outside the scope of its Japanese department store operations.

In recent years, the Japanese department store industry has, in general, suffered declining sales. There is a risk that such financial difficulties will force consolidations or store closings. Should one or more Japanese department store operators elect or be required to close one or more stores now housing a TIFFANY & CO. boutique, the Company's sales and earnings would be reduced while alternate premises were being obtained.

In 2007, Mitsukoshi and Isetan department stores announced plans to merge to form the company Isetan Mitsukoshi Holdings Ltd. in April 2008, making it the largest department store group in Japan.

Mitsukoshi and Isetan department stores will retain their current names after the merger. The establishment of Isetan Mitsukoshi Holdings Ltd. realigned Japan's department store sector, transforming it into a venue dominated by four main department store groups including the J. Front Retailing Co., which integrated Daimaru and Matsuzakaya department stores, Takashimaya and the Millennium Retailing Co., which was formed in 2003, integrating the Sogo and Seibu department stores. The Company operates TIFFANY & CO. boutiques in each of the aforementioned department stores.

International Internet Sales. The Company offers a selection of TIFFANY & CO. merchandise for purchase in England, Wales, Northern Ireland and Scotland through its U.K. website at www.tiffany.com/uk . The Company also offers a selection of TIFFANY & CO. merchandise for purchase in Japan and Canada through websites at www.tiffany.co.jp and www.tiffany.ca. In 2008, the Company expects to offer a selection of TIFFANY & CO. merchandise for purchase in Australia through its website at www.tiffany.com/au. The scope and selection of merchandise offered for purchase on these international websites is comparable to the selection offered on the U.S. website (see U.S. Internet Sales below).

International Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in markets in the Central/South American, Caribbean, Canadian, Asia-Pacific, Russian and Middle Eastern regions. Such sales represented approximately 3% of net sales in Fiscal 2007. Management anticipates continued expansion of international wholesale distribution in these regions as markets are developed.

Expansion of International Retail Operations. Tiffany began its ongoing program of international expansion through proprietary retail stores in 1986 with the establishment of the London Flagship store. Registrant expects to continue to open TIFFANY & CO. stores in locations outside the United States and to selectively expand its channels of distribution in important markets around the world without compromising the long-term value of the TIFFANY & CO. trademark. Management currently contemplates opening approximately 20 TIFFANY & CO. international stores and boutiques in 2008, and at least 12 to 15 annually in subsequent years.

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FORM 10-K

The following chart details the growth in TIFFANY & CO. stores and boutiques since Fiscal 1987 on a worldwide basis:

Worldwide TIFFANY & CO. Retail Locations Operated by Registrant's Subsidiary Companies

End of Fiscal:	U.S.	Canada, Central/ South Americas	Europe	Japan	Other Asia-Pacific	Total
1987	8	0	2	0	0	10
1988	9	0	3	0	1	13
1989	9	0	5	0	2	16
1990	12	0	5	0	3	20
1991	13	1	7	0	4	25
1992	16	1	7	7	4	35
1993	16	1	6	37*	5	65
1994	18	1	6	37	7	69
1995	21	1	6	38	9	75
1996	23	1	6	39	12	81
1997	28	2	7	42	17	96
1998	34	2	7	44	17	104
1999	38	3	8	44	17	110
2000	42	4	8	44	21	119
2001	44	5	10	47	20	126
2002	47	5	11	48	20	131
2003	51	7	11	50	22	141
2004	55	7	12	53	24	151
2005	59	7	13	50	25	154
2006	64	9	14	52	28	167
2007	70	10	17	53	34	184

*Prior to July 1993, many TIFFANY & CO. boutiques in Japan were operated by Mitsukoshi (ranging from 21 in 1987 to 29 in 1993)

Direct Marketing

U.S. Internet Sales. Tiffany distributes a selection of more than 3,500 products through its website at www.tiffany.com for purchase in the United States. Sales for transactions made on websites outside the U.S. are reported in the International Retail channel of distribution. Business account holders may make gift purchases through the Company's website at http://business.tiffany.com. Price allowances are given to eligible business account holders for certain purchases on the Tiffany for Business website.

Catalogs. Tiffany also distributes catalogs of selected merchandise to its proprietary list of customers and to mailing lists rented from third parties. SELECTIONS® catalogs are published, supplemented by COLLECTIONS and other catalogs.

The following table sets forth certain data with respect to mail, telephone and Internet order operations for the periods indicated:

	2007	2006	2005
Number of names on U.S. catalog mailing and U.S. Internet lists at fiscal year-end (consists of U.S. customers who purchased by mail, telephone or Internet prior to the applicable date):	3,593,167	3,187,500	2,821,638
Total U.S. catalog mailings during fiscal year (in millions):	19.5	21.7	24.4
Total U.S. mail, telephone or Internet orders received during fiscal year:	770,918	744,414	704,221

Other

This channel of distribution includes the consolidated results of existing businesses that sell merchandise under trademarks or tradenames other than TIFFANY & CO. In Fiscal 2004, the Company also initiated, through this channel of distribution, wholesale sales of diamonds that were found to be unsuitable for Tiffany's needs.

Registrant believes that the sale of merchandise under trademarks or tradenames other than TIFFANY & CO. offers an opportunity to achieve incremental growth in sales and earnings without diminishing the distinctive appeal of the TIFFANY & CO. brand. Businesses to be developed or acquired for this channel have been and will be chosen with a view to more fully exploit Registrant's established infrastructure for distribution and manufacturing of luxury products, store development and brand management.

Wholesale Diamond Sales. In Fiscal 2003, the Company began to purchase rough diamonds. In Fiscal 2004, the Company commenced the sale of diamonds that were found unsuitable for Tiffany's needs. Tiffany purchases parcels of rough diamonds, but not all the diamonds in a parcel are suitable for Tiffany's production. In addition, after production not all polished diamonds are suitable for Tiffany jewelry. These diamonds that do not meet Tiffany's quality standards are sold to third parties through the Other channel of distribution. The Company's objective from such sales is to recoup its original costs, thereby earning minimal, if any, gross margin on those transactions.

Iridesse, Inc. In Fiscal 2004, the Company organized a new retail subsidiary, under the name Iridesse, Inc., to engage exclusively in the design and retail sale of pearl jewelry in the United States. At the end of Fiscal 2007, there were 16 IRIDESSE retail stores (see Item 2. Properties, IRIDESSE Stores, for further information concerning IRIDESSE retail store leases).

Little Switzerland, Inc. In 2007, the Company sold its interest in Little Switzerland, Inc. to an unaffiliated third party. Its results have been reclassified to discontinued operations.

ADVERTISING AND PROMOTION

Registrant regularly advertises, primarily in newspapers and magazines, and periodically conducts product promotional events. In Fiscal 2007, 2006 and 2005, Registrant spent approximately $174 million, $162 million and $137 million, respectively, on worldwide advertising, which includes costs for media, production, catalogs, promotional events and other related items.

Public Relations (promotional) activity is a significant aspect of Registrant's business. Management believes that Tiffany's image is enhanced by a program of charity sponsorships, grants and merchandise donations. Donations are also made to The Tiffany & Co. Foundation, a private foundation organized to support 501(c)(3) charitable organizations with efforts concentrated in environmental conservation and support for the decorative arts. Tiffany also engages in a program of retail promotions and media activities to maintain consumer awareness of the Company and its products. Each year, Tiffany publishes its well-known *Blue Book* which showcases jewelry and other merchandise. John Loring, Tiffany's Design Director, is the author of numerous books featuring TIFFANY & CO. products. Registrant considers these and other promotional efforts important in maintaining Tiffany's image.

TRADEMARKS

The designations TIFFANY® and TIFFANY & CO.® are the principal trademarks of Tiffany, as well as serving as tradenames. Through its subsidiaries, the Company has obtained and is the proprietor of trademark registrations for TIFFANY and TIFFANY & CO., as well as the TIFFANY BLUE BOX® and the color TIFFANY BLUE® for a variety of product categories in the United States and in other countries.

Tiffany maintains a program to protect its trademarks and institutes legal action where necessary to prevent others either from registering or using marks which are considered to create a likelihood of confusion with the Company or its products.

Tiffany has been generally successful in such actions and management considers that its United States trademark rights in TIFFANY and TIFFANY & CO. are strong. However, use of the designation TIFFANY by third parties (often small companies) on unrelated goods or services, frequently transient in nature, may not come to the attention of Tiffany or may not rise to a level of concern warranting legal action.

Tiffany actively pursues those who counterfeit or sell counterfeit TIFFANY & CO. goods through civil action and cooperation with criminal law enforcement agencies. However, counterfeit TIFFANY & CO. goods remain available in many markets and the cost of enforcement is expected to continue to rise. In recent years, there has been an increase in the availability of counterfeit goods, predominantly silver jewelry, in various markets by street vendors and small retailers and on the Internet.

The continued availability of counterfeit goods within these various markets has the potential, in the long term, to devalue the TIFFANY brand.

In July 2004, Tiffany initiated a civil proceeding against eBay, Inc. in the Federal District Court for the Southern District of New York, alleging direct and contributory trademark infringement, unfair competition, false advertising and trademark dilution. Tiffany seeks damages and injunctive relief stemming from eBay's alleged assistance and contribution to the offering for sale, advertising and promotion, in the United States, of counterfeit TIFFANY jewelry and any other jewelry or merchandise which bears the TIFFANY trademark and is dilutive or confusingly similar to the TIFFANY trademarks. In November 2007, the case was tried as a bench trial and the parties are awaiting the Court's verdict.

Despite the general fame of the TIFFANY and TIFFANY & CO. name and mark for the Company's products and services, Tiffany is not the sole person entitled to use the name TIFFANY in every category in every country of the world; third parties have registered the name TIFFANY in the United States in the food services category, and in a number of foreign countries in respect of certain product categories (including, in a few countries, the categories of fragrance, cosmetics, jewelry, clothing and tobacco products) under circumstances where Tiffany's rights were not sufficiently clear under local law, and/or where management concluded that Tiffany's foreseeable business interests did not warrant the expense of litigation.

DESIGNER LICENSES

Tiffany has been the sole licensee for jewelry designed by Elsa Peretti, Paloma Picasso and the late Jean Schlumberger since Fiscal 1974, 1980 and 1956, respectively.

In Fiscal 2005, Tiffany became the sole licensee for jewelry designed by the architect, Frank Gehry. The Gehry collection was made available for retail sale in the first quarter of Fiscal 2006. Merchandise designed by Mr. Gehry accounted for 2% of the Company's net sales in Fiscal 2007 and 2006.

Ms. Peretti and Ms. Picasso retain ownership of copyrights for their designs and of their trademarks and exercise approval rights with respect to important aspects of the promotion, display, manufacture and merchandising of their designs. Tiffany is required by contract to devote a portion of its advertising budget to the promotion of their respective products; each is paid a royalty by Tiffany for jewelry and other items designed by them and sold under their respective names. Written agreements exist between Ms. Peretti and Tiffany and between Ms. Picasso and Tiffany, but may be terminated by either party following six months notice to the other party. No arrangements are currently in place to continue the sale of designs following the death or disability of either Elsa Peretti or Paloma Picasso. Tiffany is the sole retail source for merchandise designed by Ms. Peretti worldwide; however, she has reserved by contract the right to appoint other distributors in markets outside the United States, Canada, Japan, Singapore, Australia, Italy, the United Kingdom, Switzerland and Germany. In Fiscal 1992, Tiffany acquired trademark and other rights necessary to sell the designs of the late Mr. Schlumberger under the TIFFANY-SCHLUMBERGER trademark.

The designs of Ms. Peretti accounted for 11%, 12% and 13% of the Company's net sales in Fiscal 2007, 2006 and 2005, respectively. Merchandise designed by Ms. Picasso accounted for 3% of the Company's net sales in Fiscal 2007, and 4% of the Company's net sales in Fiscal 2006 and 2005. Registrant's operating results could be adversely affected were it to cease to be a licensee of either of these designers or should its degree of exclusivity in respect of their designs be diminished.

MERCHANDISE PURCHASING, MANUFACTURING AND RAW MATERIALS

Merchandise offered for sale by the Company is supplied from Tiffany's jewelry and silver goods manufacturing facilities in Cumberland and Cranston, Rhode Island; Pelham and Mount Vernon, New York; the hollowware manufacturing facility in Tiffany's Retail Service Center and through purchases and consignments from others. It is Registrant's long-term objective to continue its expansion of Tiffany's internal manufacturing operations. However, it is not expected that Tiffany will ever manufacture all of its needs. Factors to be considered in its decision to outsource manufacturing include product quality, gross margin improvement, access to or mastery of various jewelry-making skills and technology, support for alternative capacity and the cost of capital investments.

The following table shows Tiffany's sources of jewelry merchandise, based on cost, for the periods indicated:

	2007	2006	2005
Finished Goods produced by Tiffany*	59%	58%	65%
Finished Goods purchased from others	41%	42%	35%
	100%	100%	100%

*Includes raw materials provided by Tiffany to subcontractors.

FORM 10-K

Almost all non-jewelry items are purchased from third-party vendors.

Purchases of Polished Gemstones and Precious Metals. Gemstones and precious metals used in making Tiffany's jewelry may be purchased from a variety of sources. Most purchases are from suppliers with which Tiffany enjoys long-standing relationships.

Products containing one or more diamonds of varying sizes, including diamonds used as accents, side-stones and center-stones, accounted for approximately 48%, 46% and 46% of Tiffany's net sales in Fiscal 2007, 2006 and 2005, respectively. Products containing one or more diamonds of one carat or larger accounted for 11%, 10% and 10% of net sales in each of those years, respectively.

Tiffany purchases polished diamonds principally from seven key vendors. Were trade relations between Tiffany and one or more of these vendors to be disrupted, the Company's sales would be adversely affected in the short term until alternative supply arrangements could be established. Diamonds of one carat or greater that meet the quality demands of Tiffany are increasingly more scarce and difficult to acquire than smaller diamonds. Prices for all Tiffany quality diamonds are increasing, however the prices for greater-than-one-carat diamonds are increasing at a faster rate than diamonds smaller than one carat. Established sources for smaller diamonds would be more easily replaced in the event of a disruption in supply than could sources for larger diamonds.

FORM 10-K

Some, but not all, of Tiffany's suppliers are DTC sight-holders (see below), and it is estimated that a significant portion of the diamonds that Tiffany has purchased have had their source with the DTC.

Acquiring diamonds for the engagement business is increasingly difficult because of supply limitations; at times, Tiffany is not able to maintain a comprehensive selection of diamonds in each retail location due to the broad assortment of sizes, colors, clarity grades and cuts demanded by customers.

Except as noted above, Tiffany believes that there are numerous alternative sources for gemstones and precious metals and that the loss of any single supplier would not have a material adverse effect on its operations.

Purchases of Rough Diamonds. Until Fiscal 2003, the Company did not purchase rough (uncut and unpolished) diamonds. Since that time, the Company has established diamond processing operations that purchase, sort, cut and/or polish rough diamonds for use by Tiffany. The Company now has such operations in Canada's Northwest Territories, Belgium, South Africa, Botswana, Namibia, China and Vietnam. Operations in South Africa, Botswana and Namibia are conducted through joint ventures with third parties. The Company will continue to invest in additional opportunities that will potentially lead to additional "conflict-free" (see below) sources of rough diamonds.

In Fiscal 2007, approximately 40% of the polished diamonds acquired by Tiffany for use in jewelry were produced from rough diamonds purchased by the Company. The balance of Tiffany's needs for polished diamonds were purchased from third parties (see above). The Company expects to continue to purchase rough diamonds in increasing amounts. In conducting these activities, it is the Company's intention to supply Tiffany's needs for cut/polished diamonds to as great an extent as possible.

In order to acquire rough diamonds, the Company must purchase mixed boxes of rough diamonds or purchase "run-of-mine" production. Thus, it is necessary to purchase rough diamonds that cannot be cut to meet Tiffany's quality standards and that must be sold to third parties; such sales have been conducted through Registrant's Other channel of distribution. To make such sales, the Company must charge a market price and is unable to earn any significant profit above its original cost. Sales of rough diamonds in the Other channel of distribution have had and will continue to have the effect of reducing the Company's overall gross margins.

The DTC. The supply and price of rough diamonds in the principal world markets have been and continue to be significantly influenced by a single entity, the Diamond Trading Company (the "DTC"), an affiliate of De Beers S.A., the Luxembourg-based holding company of the De Beers Group. However, the role of the DTC is rapidly changing and that change has greatly affected, and will continue to affect, traditional channels of supply in the markets for rough and cut diamonds. The DTC continues to supply a significant portion of the world market for rough, gem-quality diamonds, notwithstanding that its historical ability to control worldwide production supplies has been significantly diminished due to changing policies in diamond-producing countries and revised contractual arrangements with other diamond mine operators. Responding to pressure from the European Commission, in Fiscal 2005 the DTC entered into commitments for a three-year phase-out of purchases of rough diamonds from the world's second largest producer, ALROSA Company Limited, which accounts for over 98% of Russian diamond production. Russia is the second largest diamond producing country in the world, in value, after Botswana. The DTC maintains separate arrangements to purchase and distribute diamonds produced in Botswana. The DTC's three-year phase-out commitments with ALROSA are anticipated to make additional rough diamonds available for competitive bid.

The DTC continues to exert a significant influence on the demand for polished diamonds through advertising and marketing efforts throughout the world and through the requirements it imposes on those who purchase rough diamonds from the DTC ("sight-holders"). The Company is a DTC sight-holder through its joint ventures (see above).

Worldwide Availability of Diamonds. The availability and price of diamonds to the DTC, Tiffany and Tiffany's suppliers may be, to some extent, dependent on the political situation in diamond-producing countries, the opening of new mines and the continuance of the prevailing supply and marketing arrangements for rough diamonds. As a consequence of changes in the sight-holder system and increased competition in the retail diamond trade, substantial competition exists for rough diamonds, which resulted in significant increases in diamond prices commencing in Fiscal 2004 and continued, albeit lesser, increases in diamond prices through 2007. Sustained interruption in the supply of rough diamonds, an overabundance of supply or a substantial change in the marketing arrangements described above could adversely affect Tiffany and the retail jewelry industry as a whole. Changes in the marketing and advertising policies of the DTC and its direct purchasers could affect consumer demand for diamonds. Additionally, an affiliate of the DTC has formed a joint venture with an affiliate of a major luxury goods retailer for the purpose of retailing diamond jewelry under the DEBEERS trademark. This joint venture has become a competitor of Tiffany. Further, the DTC has encouraged its sight-holders to engage in diamond brand development, which may also increase demand for diamonds and affect the supply of diamonds in certain categories.

Conflict Diamonds. Increasing attention has been focused in recent years on the issue of "conflict" diamonds. Conflict diamonds are extracted from war-torn geographic regions and sold by rebel forces to fund insurrection. Allegations have been made that diamond trading is used as a source of funds to further terrorist activities. Concerned participants in the diamond trade, including Tiffany and non-government organizations, seek to exclude such diamonds, which represent a small fraction of the world's supply, from legitimate trade through an international system of certification and legislation. It is expected that such efforts will not substantially affect the supply of diamonds.

Manufactured Diamonds. Manufactured diamonds have become available in small quantities. Although significant questions remain as to the ability of producers to produce manufactured diamonds economically within a full range of sizes and natural diamond colors, and as to consumer acceptance of manufactured diamonds, it is possible that manufactured diamonds may become a factor in the market. Should manufactured diamonds come into the market in significant quantities at prices significantly below those for natural diamonds of comparable quality, the price for natural diamonds may fall unless consumers are willing to pay a premium for natural diamonds. Such a price decline could affect the price that Tiffany is able to obtain for its products. Also, a significant decline in the price of natural diamonds may affect the economics of diamond mining, causing some mining operations to become uneconomic; this, in turn, could lead to shortages in natural diamonds.

Finished Jewelry. Finished jewelry is purchased from approximately 90 manufacturers, most of which have long-standing relationships with Tiffany. However, Tiffany does not enter into long-term supply arrangements with its finished goods vendors. Tiffany does enter into written blanket purchase-order agreements with nearly all of its finished goods vendors. These agreements may be terminated at any time by Tiffany without penalty; such termination would not discharge Tiffany's obligations under unfilled purchase orders placed prior to termination. The blanket purchase-order agreements establish non-price terms by which Tiffany may purchase and by which vendors may sell finished goods to Tiffany. These terms include payment terms, shipping procedures, product quality requirements, merchandise specifications and vendor social responsibility requirements. Tiffany believes that there are alternative sources for most jewelry items; however, due to the craftsmanship involved in certain designs, Tiffany would have difficulty finding readily available alternatives in the short term.

Watches. Watch sales by the Company in Fiscal 2007 constituted approximately 2% of net sales. In 2007, the Company entered into a 20-year license and distribution agreement with The Swatch Group Ltd. for the manufacture and distribution of TIFFANY & CO. brand watches. Under the agreement, the Swatch Group will incorporate a new watch-making company in Switzerland. The new company will be authorized to use certain trademarks owned by the Company and operate under the TIFFANY & CO. name. The two companies will collaborate on design, engineering, manufacturing, marketing, distribution and service. The distribution of TIFFANY & CO. watches will be made through the Swatch Group Ltd. distribution network via Swatch Group affiliates, Swatch Group retail facilities and third party distributors as well as through TIFFANY & CO. stores.

COMPETITION

TIFFANY & CO. stores encounter significant competition in all product lines. Some competitors specialize in just one area in which Tiffany is active. Many competitors have established worldwide, national or local reputations for style, quality, expertise and customer service similar to Tiffany and compete on the basis of that reputation. Other jewelers and retailers compete primarily through advertised price promotion. Tiffany competes on the basis of its reputation for high-quality products, brand recognition, customer service and distinctive value-priced merchandise and does not engage in price promotional advertising.

Competition for engagement jewelry sales is particularly fierce and becoming more so. Tiffany's price for diamonds reflects the rarity of the stones it offers and the rigid parameters it exercises with respect to the cut, clarity and other quality factors which increase the beauty of Tiffany diamonds, but also increase Tiffany's cost. Tiffany competes in this market by stressing quality.

Registrant also faces increasing competition in the area of direct marketing. A growing number of direct sellers compete for access to the same mailing lists of known purchasers of luxury goods. Tiffany currently distributes selected merchandise through its websites and anticipates continuing competition in this area as the technology evolves. Tiffany does not offer diamond engagement jewelry through its website, while certain of Tiffany's competitors do. Nonetheless, Tiffany will seek to maintain and improve its position in the Internet marketplace by refining and expanding its merchandise selection and services.

SEASONALITY

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and approximately one-half of annual net earnings. Management expects such seasonality to continue.

EMPLOYEES

As of January 31, 2008, the Registrant's subsidiary corporations employed an aggregate of approximately 8,800 full-time and part-time persons. Of those employees, approximately 6,000 are employed in the United States. Approximately 40 of the total number of Registrant's subsidiary's employees in South Africa are represented by unions and approximately 440 of the total number of Registrant's subsidiary's employees in Vietnam are represented by unions. None of Registrant's unionized employees are employed in the United States. Registrant believes that relations with its employees and these unions are good.

AVAILABLE INFORMATION

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Tiffany & Co. and other companies that file materials with the SEC electronically. You may also obtain copies of the Company's annual reports on Form 10-K, Forms 10-Q and Forms 8-K, free of charge on the Company's website at http://investor.tiffany.com/financials.cfm.

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FORM 10-K

Item 1A. Risk Factors.

As is the case for any retailer, Registrant's success in achieving its objectives and expectations is dependent upon general economic conditions, competitive conditions and consumer attitudes. However, certain factors are specific to the Registrant and/or the markets in which it operates.

The following "risk factors" are specific to Registrant; these risk factors affect the likelihood that Registrant will achieve the financial objectives and expectations communicated by management:

(i) Risk: that a decline in consumer confidence will adversely affect Registrant's sales.

As a retailer of goods which are discretionary purchases, Registrant's sales results are particularly sensitive to changes in consumer confidence. Consumer confidence is affected by general business conditions; changes in the market value of securities and real estate; inflation; interest rates and the availability of consumer credit; tax rates; and expectations of future economic conditions and employment prospects.

Consumer spending for discretionary goods generally declines during times of falling consumer confidence, which will negatively affect Registrant's earnings because of its cost base and inventory investment.

(ii) Risk: that sales will decline or remain flat in Registrant's fourth fiscal quarter, which includes the holiday selling season.

Registrant's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and approximately one-half of annual net earnings. Poor sales results during Registrant's fourth quarter will have a material adverse effect on Registrant's sales and profits.

(iii) Risk: that regional instability and conflict will disrupt tourist travel.

Unsettled regional and global conflicts or crises which result in military, terrorist or other conditions creating disruptions or disincentives to, or changes in the pattern, practice or frequency of tourist travel to the various regions where the Registrant operates retail stores could adversely affect the Registrant's sales and profits.

(iv) Risk: that the Japanese yen will weaken against the U.S. dollar and require Registrant to raise prices or shrink profit margins in Japan.

Registrant's sales in Japan represented approximately 17% of Registrant's net sales in Fiscal 2007. A substantial weakening of the Japanese yen against the U.S. dollar would require Registrant to raise its retail prices in Japan or reduce its profit margins. Japanese consumers may not accept significant price increases on Registrant's goods; thus there is a risk that a substantial weakening of the yen will result in reduced sales or profit margins.

(v) Risk: that Registrant will be unable to continue to offer merchandise designed by Elsa Peretti or Paloma Picasso.

Registrant's long-standing right to sell the jewelry designs of Elsa Peretti and Paloma Picasso and use their trademarks is responsible for a substantial portion of Registrant's revenues. Merchandise designed by Elsa Peretti and by Paloma Picasso accounted for 11% and 3% of Fiscal 2007 net sales, respectively. Tiffany has exclusive license arrangements with Elsa Peretti and Paloma Picasso; these arrangements are subject to royalty payments as well as other requirements. Each license may be terminated by Tiffany or the designer on six-months notice, even in the case where no default has occurred. Also, no agreements have been made for the continued sale of the designs or use of the trademarks ELSA PERETTI or PALOMA PICASSO following the death of either designer. Loss of either license would materially adversely affect Registrant's business through lost sales and profits.

(vi) Risk: that increased commodity prices or reduced supply availability will adversely affect Registrant's ability to produce and sell products at historic profit margins.

Most of Registrant's jewelry and non-jewelry offerings are made with diamonds, gemstones and/or precious metals. A significant change in the prices of these commodities could adversely affect Registrant's business, which is vulnerable to the risks inherent in the trade for such commodities. A substantial decrease in the supply or an increase in the price of raw materials and/or high-quality rough and polished diamonds within the quality grades, colors and sizes that customers demand could lead to decreased customer demand and lost sales and/or reduced gross profit margins.

(vii) Risk: that the value of the TIFFANY & CO. trademark will decline due to the sale by infringers of counterfeit merchandise.

The TIFFANY & CO. trademark is an asset which is essential to the competitiveness and success of Registrant's business and Registrant takes appropriate action to protect it. However, Registrant's enforcement actions have not stopped the imitation and counterfeit of Registrant's merchandise or the infringement of the trademark. The continued sale of counterfeit merchandise could have an adverse effect on the TIFFANY & CO. brand by undermining Tiffany's reputation for quality goods and making such goods appear less desirable to consumers of luxury goods. Damage to the brand would result in lost sales and profits.

(viii) Risk: that Registrant will be unable to lease sufficient space for its retail stores in prime locations.

Registrant, positioned as a luxury goods retailer, has established its retail presence in choice store locations. If Registrant cannot secure and retain locations on suitable terms in prime and desired luxury shopping locations, its expansion plans, sales and profits will be jeopardized.

(ix) Risk: that Registrant's business is dependent upon the distinctive appeal of the TIFFANY & CO. brand.

The TIFFANY & CO. brand's association with quality, luxury and exclusivity is integral to the success of Registrant's business. Registrant's expansion plans for retail and direct selling operations and merchandise development, production and management support the brand's appeal. Consequently, poor maintenance, promotion and positioning of the TIFFANY & CO. brand through market over-saturation may adversely affect the business by diminishing the distinctive appeal of the TIFFANY & CO. brand and tarnishing its image. This will result in lower sales and profits.

Item 1B. Unresolved Staff Comments.

NONE

Item 2. Properties.

Registrant owns or leases its principal operating facilities and occupies its various store premises under lease arrangements that are generally on a two to ten-year basis.

NEW YORK FLAGSHIP STORE

In November 1999, Tiffany purchased the land and building housing its Flagship store at 727 Fifth Avenue in New York City which it had leased since 1984. The building was originally constructed for Tiffany in 1940 but was later sold by Tiffany and leased back. It was designed to be a retail store for Tiffany and is believed to be well located for this function. Currently, approximately 40,000 gross square feet of this 124,000 square foot building are devoted to retail sales, with the balance devoted to administrative offices, certain product services, jewelry manufacturing and storage. In Fiscal 2000, Tiffany commenced a multi-year renovation and reconfiguration project to increase the store's selling space and provide additional floor space for customer service and special exhibitions. An additional selling floor was opened in November 2001 and all renovations were completed by the end of Fiscal 2006.

LONDON FLAGSHIP STORE

In October 2007, the Company sold the building housing the TIFFANY & CO. Flagship store in London and simultaneously entered into a 15-year lease with two 10-year renewable options. The Company completed a renovation and reconfiguration of the store in Fiscal 2006, which increased its gross square footage from 15,200 to 22,400.

TOKYO FLAGSHIP STORE

In August 2007, the Company sold the land and multi-tenant building housing the TIFFANY & CO. Flagship store in Tokyo's Ginza shopping district and leased back only the 12,000 gross square feet of the property that was occupied immediately prior to the transaction. The lease expires in 2032; however, the Company has options to terminate the lease in 2022 and 2027 without penalty.

TIFFANY & CO. - U.S. AND INTERNATIONAL RETAIL STORES

The following table provides a reconciliation of Company-operated TIFFANY & CO. stores and boutiques:

2007	United States	Japan	Other Countries	Total
Beginning of year	64	52	51	167
Opened, net of relocations	7	4	10	21
Closed	(1)	(3)	–	(4)
End of year	70	53	61	184

2006	United States	Japan	Other Countries	Total
Beginning of year	59	50	45	154
Opened, net of relocations	5	4	7	16
Closed	–	(2)	(1)	(3)
End of year	64	52	51	167

U.S. TIFFANY & CO. Stores

In Fiscal 2007, Tiffany leased and operated 69 retail branch locations in the U.S. totaling approximately 493,000 gross square feet devoted to retail selling and operations (not including the New York Flagship store). Tiffany retail branch stores range from approximately 1,300 to 18,000 gross square feet with an average retail store size of approximately 7,100 gross square feet. Most new branch stores opened since Fiscal 2001 are approximately 5,000 to 6,000 gross square feet, and display primarily jewelry and timepieces, with a select assortment of china and crystal giftware. Management currently contemplates the opening of new TIFFANY & CO. branch stores in the United States in this format at the rate of approximately five to seven stores per year. Beginning in 2008, the Company will also open a smaller format 2,000 gross square foot store that offers jewelry (except engagement and high-end statement jewelry) and anticipates opening three to five of these stores annually. Stores of this format will carry a reduced selection of merchandise in order to concentrate on higher-margin products and will occupy a smaller footprint than Tiffany's full-line stores. Management believes that this new format will be highly efficient and will give the Company the opportunity to open stores in affluent, albeit smaller, U.S. cities and to better serve larger markets where the Company already operates full assortment stores. Anticipation of this format underpins management's expanded store opening program for the U.S.

New U.S. TIFFANY & CO. Retail Branch Store Leases. In addition to the U.S. leases described above, Registrant has entered into the following new leases for domestic stores expected to open in Fiscal 2008: a 10-year lease for an approximately 5,900 gross square foot store in Topanga Plaza in Los Angeles, California, a 10-year lease for an approximately 6,000 gross square foot store in West Hartford, Connecticut, a 10-year lease for an approximately 5,600 gross square foot store in Pittsburgh, Pennsylvania, a 10-year lease for an approximately 6,100 gross square foot store in Columbus, Ohio, and a 10-year lease for an approximately 2,600 gross square foot store in Glendale, California. This Glendale store will be the first to employ a new format.

International TIFFANY & CO. Stores

At the end of Fiscal 2007, Registrant operated 114 retail locations internationally, including the London and Tokyo Flagship stores, totaling approximately 327,000 gross square feet devoted to retail selling and operations. Outside of Japan, Registrant operates 61 international retail stores ranging from approximately 700 to 22,000 gross square feet with an average retail store size of approximately 3,000 gross square feet. At the end of Fiscal 2007, Registrant operated 53 retail locations in Japan ranging from approximately 1,100 to 12,000 gross square feet with an average retail store size of approximately 2,700 gross square feet.

New International TIFFANY & CO. Retail Branch Store Leases. In addition to the International locations listed above, Registrant has entered into the following new leases for International branch stores expected to open in Fiscal 2008: a 7-year lease for an approximately 1,600 gross square foot store in London Heathrow Airport, United Kingdom; a 9-year lease for an approximately 3,100 gross square foot store in Brussels, Belgium; a 10-year lease for an approximately 3,900 gross square foot store in Dusseldorf, Germany; a 10-year lease for an approximately 6,000 gross square foot store in Madrid, Spain; a 10-year lease for an approximately 4,700 gross square foot store in Perth, Australia; a 3-year lease for an approximately 2,200 gross square foot store in Shenyang, China and a 3-year lease for an approximately 2,200 gross square foot store in Chengdu, China .

For Fiscal 2008, Registrant's Japanese affiliate has entered into contractual obligations with Daimaru Department store in Fukuoka, Japan; Matsuzakaya Department store in Tokyo, Japan; Entetsu Department store in Hamamatsu, Japan; and Hankyu Department Store in Osaka, Japan for the operation of Concession Boutiques within said department stores of areas comprising approximately 1,800, 4,900, 1,800, and 600 gross square feet, respectively.

FORM 10-K

IRIDESSE Stores

In Fiscal 2007, Iridesse leased and operated 16 retail locations in the U.S. totaling approximately 23,000 gross square feet devoted to retail selling and operations. Iridesse retail stores range from approximately 1,200 to 1,700 gross square feet with an average retail store size of approximately 1,400 gross square feet. Iridesse rents its retail store locations under standard shopping mall leases, which may contain minimum rent escalations, for an average term of 10 years. Iridesse leases are all directly or indirectly guaranteed by Registrant.

New IRIDESSE Store Leases. Iridesse has not entered into any new lease agreements for stores in 2008.

RETAIL SERVICE CENTER

In April 1997, construction of the Retail Service Center ("RSC") in the Township of Parsippany-Troy Hills in New Jersey was completed and Tiffany commenced operations. The RSC comprises approximately 370,000 square feet, of which approximately 186,000 square feet are devoted to office and computer operations use, with the balance devoted to warehousing, shipping, receiving, light manufacturing, merchandise processing and other distribution functions. The RSC specializes in receipt of merchandise from around the world and replenishment of retail stores. Registrant believes that the RSC has been properly designed to handle worldwide distribution functions and that it is suitable for that purpose.

In September 2005, Tiffany sold the RSC and entered into a long term lease which expires in 2025 and has options for two 10-year renewal periods.

CUSTOMER FULFILLMENT CENTER

In Fiscal 2001, Tiffany entered into a ground lease of undeveloped property in Hanover Township, New Jersey in order to construct and occupy a Customer Fulfillment Center ("CFC") to manage the warehousing and processing of direct-to-customer orders and to perform other distribution functions. Construction of the CFC was completed and Tiffany commenced operations at this facility in September 2003. The CFC is approximately 266,000 square feet; an area of approximately 34,500 square feet is devoted to office use and the balance is devoted to warehousing, shipping, receiving, merchandise processing and other warehouse functions.

MANUFACTURING FACILITIES

Since 2001, Tiffany has owned and operated a manufacturing facility in Cumberland, Rhode Island. It is an approximately 100,000 square foot facility that was specially designed and constructed for Tiffany for the manufacture of jewelry. It produces a significant portion of the silver, gold and platinum jewelry and silver accessory items sold under the TIFFANY & CO. trademark.

On January 31, 2003, Tiffany purchased a warehouse facility and land located in Cranston, Rhode Island. During Fiscal 2003, Tiffany renovated the approximately 75,000 square foot building to process metals for use in jewelry manufacturing.

On July 1, 1997, Tiffany entered into a lease for an approximately 34,000 square foot manufacturing facility in Pelham, New York, to expire on June 30, 2008. In 2007, Tiffany renewed the lease until June 30, 2013 and modified the rentable square footage to total approximately 44,500 square feet.

On February 16, 2005, Tiffany purchased approximately 22,000 square feet of space to be used as a manufacturing facility for jewelry setting in Mount Vernon, New York.

Item 3. Legal Proceedings.

Registrant and Tiffany are from time to time involved in routine litigation incidental to the conduct of Tiffany's business, including proceedings to protect its trademark rights, litigation with parties claiming infringement of their intellectual property rights by Tiffany, litigation instituted by persons alleged to have been injured upon premises within Registrant's control and litigation with present and former employees and customers. Although litigation with present and former employees is routine and incidental to the conduct of Tiffany's business, as well as for any business employing significant numbers of U.S.-based employees, such litigation can result in large monetary awards when a civil jury is allowed to determine compensatory and/or punitive damages for actions claiming discrimination on the basis of age, gender, race, religion, disability or other legally protected characteristic or for termination of employment that is wrongful or in violation of implied contracts. However, Registrant believes that litigation currently pending to which it or Tiffany is a party or to which its properties are subject will be resolved without any material adverse effect on Registrant's financial position, earnings or cash flows.

On or about July 1, 2004, both Tiffany and the landlord of Tiffany's Customer Fulfillment Center ("River Park") requested arbitration of the parties' continuing dispute over their respective obligations surrounding completion of River Park's site work (*Tiffany and Company v. River Park Business Center, Inc., American Arbitration Association*). In connection with the arbitration, River Park's then pending civil claim in the Superior Court of New Jersey (Morris County), River Park Business Center, Inc. v. Tiffany and Company, was dismissed in September 2004.

In the arbitration, Tiffany asserts River Park's continuing breach of its obligations to complete Landlord's Work by the close of Fiscal 2001, as originally required under the Ground Lease, and to obtain timely site plan approval from the Township of Hanover. Tiffany seeks damages stemming from River Park's continuous delays in completing its obligations, which damages Tiffany contends are in excess of $1,000,000. In its arbitration complaint, River Park seeks an unspecified amount in damages alleging entitlement to reimbursement of grading costs and excess installation costs of the landfill gas venting system.

See Item 1. Business under TRADEMARKS for disclosure on *Tiffany and Company v. eBay, Inc.*

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended January 31, 2008.

Executive Officers of Registrant. See Item 13. Certain Relationships and Related Transactions, and Director Independence for information on the section titled "EXECUTIVE OFFICERS OF THE COMPANY" as incorporated by reference from Registrant's Proxy Statement dated April 10, 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Registrant's Common Stock is traded on the New York Stock Exchange. In consolidated trading, the high and low selling prices per share for shares of such Common Stock for Fiscal 2007 were:

	High	Low
First Fiscal Quarter	$ 50.00	$ 39.13
Second Fiscal Quarter	$ 56.79	$ 46.56
Third Fiscal Quarter	$ 57.34	$ 39.53
Fourth Fiscal Quarter	$ 53.66	$ 32.84

On March 20, 2008, the high and low selling prices quoted on such exchange were $38.95 and $36.25, respectively. On March 20, 2008, there were 11,814 holders of record of Registrant's Common Stock.

In consolidated trading, the high and low selling prices per share for shares of such Common Stock for Fiscal 2006 were:

	High	Low
First Fiscal Quarter	$ 39.50	$ 34.77
Second Fiscal Quarter	$ 35.31	$ 30.11
Third Fiscal Quarter	$ 36.95	$ 29.63
Fourth Fiscal Quarter	$ 40.80	$ 34.71

It is Registrant's policy to pay a quarterly dividend on the Registrant's Common Stock, subject to declaration by Registrant's Board of Directors. In Fiscal 2006, a dividend of $0.08 per share of Common Stock was paid on April 10, 2006, and dividends of $0.10 per share of Common Stock were paid on July 10, 2006, October 10, 2006 and January 10, 2007. In Fiscal 2007, a dividend of $0.10 per share of Common Stock was paid on April 10, 2007, a dividend of $0.12 per share of Common Stock was paid on July 10, 2007 and dividends of $0.15 were paid on October 10, 2007 and January 10, 2008.

In calculating the aggregate market value of the voting stock held by non-affiliates of the Registrant shown on the cover page of this Annual Report on Form 10-K, 1,262,521 shares of Registrant's Common Stock beneficially owned by the executive officers and directors of the Registrant (exclusive of shares which may be acquired on exercise of employee stock options) were excluded, on the assumption that certain of those persons could be considered "affiliates" under the provisions of Rule 405 promulgated under the Securities Act of 1933.

The following table contains the Company's stock repurchases of equity securities in the fourth quarter of Fiscal 2007:

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares, (or Units) that May Yet Be Purchased Under the Plans or Programs*
November 1, 2007 to November 30, 2007	4,313,691	$46.82	4,313,691	$337,224,000
December 1, 2007 to December 31, 2007	2,565,200	$46.58	2,565,200	$217,736,000
January 1, 2008 to January 31, 2008	2,420,600	$40.04	2,420,600	$620,806,000
TOTAL	9,299,491	$44.99	9,299,491	$620,806,000

* In January 2008, the Company extended the expiration date of the program to January 2011 and increased by $500,000,000 the amount authorized for repurchase of its Common Stock.

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FORM 10-K

Item 6. Selected Financial Data.

The following table sets forth selected financial data, certain of which have been derived from the Company's consolidated financial statements for fiscal 2003-2007:

(in thousands, except per share amounts, percentages, ratios, retail locations and employees)	2007	2006	2005	2004	2003
EARNINGS DATA					
Net sales	$ 2,938,771	$ 2,560,734	$ 2,312,792	$ 2,127,559	$ 1,928,949
Gross profit	1,630,272	1,441,550	1,307,778	1,197,521	1,128,322
Selling, general & administrative expenses	1,204,990	1,010,754	920,153	902,042	769,091
Net earnings from continuing operations	331,319	268,693	260,283	305,856	220,022
Net earnings	303,772	253,927	254,655	304,299	215,517
Net earnings from continuing operations per diluted share	2.40	1.91	1.79	2.07	1.48
Net earnings per diluted share	2.20	1.80	1.75	2.05	1.45
Weighted-average number of diluted common shares	138,140	140,841	145,578	148,093	148,472
BALANCE SHEET AND CASH FLOW DATA					
Total assets	$ 2,922,156	$ 2,845,510	$ 2,777,272	$ 2,666,118	$ 2,391,088
Cash and cash equivalents	246,654	175,008	391,594	186,065	246,180
Short-term investments	–	15,500	–	139,200	27,450
Inventories, net	1,242,465	1,146,674	999,706	1,002,221	826,314
Short-term borrowings and long-term debt (including current portion)	453,137	518,462	471,676	430,963	477,773
Stockholders' equity	1,637,367	1,804,895	1,830,913	1,701,160	1,468,200
Working capital	1,258,706	1,253,973	1,334,233	1,208,068	952,923
Cash flows from operating activities	391,395	239,036	268,458	144,664	287,425
Capital expenditures	185,608	174,551	148,159	137,059	268,567
Stockholders' equity per share outstanding	12.92	13.28	12.85	11.77	10.01
Cash dividends paid per share	0.52	0.38	0.30	0.23	0.19
RATIO ANALYSIS AND OTHER DATA					
As a percentage of net sales:					
Gross profit	55.5%	56.3%	56.5%	56.3%	58.5%
Selling, general & administrative expenses	41.0%	39.5%	39.8%	42.4%	39.9%
Net earnings from continuing operations	11.3%	10.5%	11.3%	14.4%	11.4%
Net earnings	10.3%	9.9%	11.0%	14.3%	11.2%
Capital expenditures	6.3%	6.8%	6.4%	6.4%	13.9%
Return on average assets	10.5%	9.0%	9.4%	12.0%	10.0%
Return on average stockholders' equity	17.6%	14.0%	14.4%	19.2%	16.1%
Total debt-to-equity ratio	27.7%	28.7%	25.8%	25.3%	32.5%
Dividends as a percentage of net earnings	23.0%	20.7%	16.8%	11.0%	12.9%
Company-operated TIFFANY & CO. stores and boutiques	184	167	154	151	141
Number of employees	8,800	8,700	8,100	7,300	6,900

All references to years relate to the fiscal year that ends on January 31 of the following calendar year. All prior year amounts have been restated to present the sale of Little Switzerland, Inc. as a discontinued operation (see Note C to consolidated financial statements).

NOTES TO SELECTED FINANCIAL DATA

Financial information for 2007 includes the following amounts, totaling $41,934,000 of net pre-tax expense ($12,667,000 net after-tax expense, or $0.09 per diluted share):

- $105,051,000 pre-tax gain related to the sale of the land and multi-tenant building housing the TIFFANY & CO. Flagship store in Tokyo's Ginza shopping district;

- $10,000,000 pre-tax contribution to The Tiffany & Co. Foundation funded with the proceeds from the immediately preceding transaction;

- $54,260,000 pre-tax expense due to the sale of Little Switzerland, Inc., included within discontinued operations;

- $47,981,000 pre-tax impairment charge on the note receivable from Tahera Diamond Corporation;

- $19,212,000 pre-tax expense related to the discontinuance of certain watches as a result of the Company's agreement with The Swatch Group, Ltd.; and

- $15,532,000 pre-tax charge due to impairment losses associated with the Company's IRIDESSE business.

Financial information for 2005 includes a $22,588,000 income tax benefit, or $0.16 per diluted share, related to the American Jobs Creation Act of 2004.

Financial information for 2004 includes the following amounts totaling $168,597,000 of net pre-tax income ($110,179,000 net after-tax income, or $0.74 per diluted share):

- $193,597,000 pre-tax gain due to the Company's sale of its equity investment in Aber Diamond Corporation; and

- $25,000,000 pre-tax contribution to The Tiffany & Co. Foundation funded with the proceeds from the immediately preceding transaction.

In addition, financial information for 2007, 2006, 2005 and 2004 includes pre-tax expense of $37,069,000, $32,793,000, $25,622,000, and $22,100,000, respectively, or $0.17, $0.14, $0.11 and $0.09, respectively, per diluted share, due to the effect of expensing stock-based compensation.

FORM 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes. All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

KEY GROWTH STRATEGIES

The Company's key growth strategies are:

- To selectively expand its channels of distribution in important markets around the world without compromising the value of the TIFFANY & CO. trademark;
- To maintain an active product development program;
- To increase its control over product supply through direct diamond sourcing and internal jewelry manufacturing;
- To achieve improved profit margins;
- To enhance customer awareness through marketing and public relations programs; and
- To provide superior customer service.

2007 SUMMARY

- Net sales increased 15% to $2.9 billion due to growth in all channels of distribution.
- Worldwide comparable store sales increased 7% on a constant-exchange-rate basis (see Non-GAAP Measures). Comparable TIFFANY & CO. store sales in the U.S. increased 7%. Comparable international store sales on a constant-exchange-rate basis increased 7% due to growth in most countries.
- Net earnings rose 20% and net earnings per diluted share rose 22%. Included in net earnings were the following items:
    - The Company entered into a strategic alliance with The Swatch Group, Ltd. which will design, manufacture, distribute and market TIFFANY & CO. brand watches worldwide. As a result of this agreement, management decided to discontinue certain watch models and, accordingly, recorded a pre-tax charge of $19,212,000 within cost of sales.
    - The Company sold and leased back the land and building housing the TIFFANY & CO. Flagship store in Tokyo. The Company received proceeds of $327,537,000 and recorded a pre-tax gain of $105,051,000 as other operating income.
    - The Company contributed $10,000,000 (recorded within selling, general and administrative ("SG&A") expenses) to The Tiffany & Co. Foundation, funded with the proceeds from the sale of the Tokyo Flagship store.
    - The Company recorded a pre-tax impairment charge of $15,532,000 associated with its IRIDESSE business within SG&A expenses.
    - The Company recorded a pre-tax impairment charge of $47,981,000 on the note receivable from Tahera Diamond Corporation ("Tahera") within SG&A expenses.
    - The Company sold 100% of the stock of Little Switzerland, Inc. ("Little Switzerland") for net proceeds of $32,870,000 and recorded within discontinued operations a pre-tax

impairment charge of $54,260,000 due to the sale.

- The Company sold and leased back the land and building housing the TIFFANY & CO. Flagship store in London and received proceeds of $148,628,000.
- The Company repurchased 12.4 million shares of its Common Stock.
- The number of Company-operated TIFFANY & CO. stores and boutiques increased 10%. The Company added 17 retail locations, net of closings: opening seven in the U.S. and 14 internationally, while closing four locations, one in the U.S. and three in Japan.
- The Board of Directors increased the quarterly dividend rate twice – for a total increase of 50%.

NON-GAAP MEASURES

The Company's reported sales reflect either a translation-related benefit from strengthening foreign currencies or a detriment from a strengthening U.S. dollar.

The Company reports information in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). Internally, management monitors its international sales performance on a non-GAAP basis that eliminates the positive or negative effects that result from translating international sales into U.S. dollars ("constant-exchange-rate basis"). Management believes this constant-exchange-rate measure provides a more representative assessment of the sales performance and provides better comparability between reporting periods.

The Company's management does not, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The Company presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate the Company's operating results. The following table reconciles sales percentage increases (decreases) from the GAAP to the non-GAAP basis versus the previous year:

	2007			2006		
	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis
Net Sales:						
Worldwide	15%	2%	13%	11 %	–	11 %
U.S. Retail	11%	–	11%	9 %	–	9 %
International Retail	19%	4%	15%	12 %	(1)%	13 %
Japan Retail	1%	1%	–	(1)%	(5)%	4 %
Other Asia-Pacific	39%	5%	34%	25 %	2 %	23 %
Europe	31%	9%	22%	28 %	5 %	23 %
Comparable Store Sales:						
Worldwide	8 %	1%	7 %	6 %	(1)%	7 %
U.S. Retail	7 %	–	7 %	5 %	–	5 %
International Retail	10 %	3%	7 %	7 %	(1)%	8 %
Japan Retail	(4)%	1%	(5)%	(4)%	(4)%	–
Other Asia-Pacific	31 %	5%	26 %	24 %	2 %	22 %
Europe	22 %	9%	13 %	25 %	5 %	20 %

RESULTS OF OPERATIONS

Certain operating data as a percentage of net sales were as follows:

	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	44.5	43.7	43.5
Gross profit	55.5	56.3	56.5
Other operating income	3.5	–	–
Selling, general and administrative expenses	41.0	39.5	39.8
Earnings from continuing operations	18.0	16.8	16.7
Interest expense, financing costs and other income, net	0.2	0.4	0.6
Earnings from continuing operations before income taxes	17.8	16.4	16.1
Provision for income taxes	6.5	5.9	4.8
Net earnings from continuing operations	11.3	10.5	11.3
Loss from discontinued operations, net of tax	(1.0)	(0.6)	(0.3)
Net earnings	10.3%	9.9%	11.0%

Net Sales

(in thousands)	2007	2006	2005	2007 vs. 2006 Increase	2006 vs. 2005 Increase
U.S. Retail	$ 1,474,637	$ 1,326,441	$ 1,220,683	11%	9%
International Retail	1,200,442	1,010,627	900,689	19%	12%
Direct Marketing	182,127	174,078	157,483	5%	11%
Other	81,565	49,588	33,937	64%	46%
	$ 2,938,771	$ 2,560,734	$ 2,312,792	15%	11%

Comparable Store Sales. Reference will be made to "comparable store sales" below. A store's sales are included in comparable store sales when the store has been open for more than 12 months. In markets other than Japan, sales for relocated stores are included in comparable store sales if the relocation occurs within the same geographical market. In Japan, sales for a new store or boutique are not included if the store was relocated from one department store to another or from a department store to a free-standing location. In all markets, the results of a store in which the square footage has been expanded or reduced remain in the comparable store base.

U.S. Retail. U.S. Retail includes sales in TIFFANY & CO. stores in the U.S., as well as sales of TIFFANY & CO. products through business-to-business direct selling operations in the U.S. The following table presents the U.S. Retail channel and its components as a percentage of worldwide net sales:

	2007	2006	2005
New York Flagship store	10%	10%	10%
Branch stores	38%	40%	41%
Business-to-business	2%	2%	2%
	50%	52%	53%

U.S. Retail sales increased in 2007 and 2006 as a result of comparable store sales growth of 7% (or $94,451,000) in 2007 and 5% (or $61,885,000) in 2006 and non-comparable store sales growth of $51,478,000 and $41,601,000 in those periods. In 2007 and 2006, the New York Flagship store's sales increased 21% and 9% and comparable branch store sales increased 4% in both periods. Total sales growth in both 2007 and 2006 was driven equally by an increase in the average sales amount per transaction and an increase in the number of transactions. Management attributes the increased amount per transaction to sales of higher-priced merchandise. In addition, the New York Flagship store and certain branch stores benefited from higher sales to foreign tourists. In 2007 and 2006, the Company experienced growth across a range of jewelry categories, with especially strong results in jewelry with diamonds. The Company opened seven new U.S. stores and closed one in 2007 and opened five new U.S. stores in 2006.

International Retail. International Retail includes sales in TIFFANY & CO. stores and department store boutiques outside the U.S., as well as business-to-business, Internet and wholesale sales of TIFFANY & CO. products outside the U.S. The following table presents the sales contribution in U.S. dollars of each geographic region within the International Retail channel as a percentage of worldwide net sales:

	2007	2006	2005
Japan	17%	19%	21%
Other Asia-Pacific	11%	9%	8%
Europe	8%	7%	6%
Other International	5%	4%	4%
	41%	39%	39%

International Retail sales increased in 2007 and 2006 primarily due to comparable store sales growth of 10% (or $88,044,000) in 2007 and 7% (or $57,353,000) in 2006 and non-comparable store sales growth of $78,573,000 and $28,968,000 in those periods. International Retail sales, on a constant-exchange-rate basis, increased 15% in 2007 and 13% in 2006, and comparable store sales rose 7% in 2007 and 8% in 2006. When compared with the prior year, the weighted-average U.S. dollar exchange rate was weaker in 2007 and stronger in 2006.

Japan retail sales, on a constant-exchange-rate basis, were unchanged in 2007 due to an increase in the average sales amount per unit offset by a decline in the number of units sold, and increased 4% in 2006 due to an increase in unit sales of engagement and other fine jewelry. Comparable store sales declined 5% in 2007 and were unchanged in 2006. Management attributes this performance to a lack of consumer confidence and a stagnant economy. Management will respond by further developing relationships with key customers, introducing new products to the market and enhancing retail locations through renovation, expansion and relocation. Management will consider, if the occasion arises, closing or consolidating certain locations when better locations can be obtained.

In 2007, the Company opened four locations in Japan and closed three. In 2006, the Company opened four locations and two were closed. Management closed these locations to enhance the quality of its selling locations in Japan. The Company also launched an e-commerce website in 2005.

In the Asia-Pacific region outside of Japan, comparable store sales on a constant-exchange-rate basis increased 26% in 2007 due to growth in all markets and 22% in 2006 due to growth in most markets. The Company opened six stores in 2007 and three stores (net) in 2006.

In Europe, comparable store sales on a constant-exchange-rate basis increased 13% in 2007 and 20% in 2006 due to growth in all markets. The United Kingdom represents more than half of European sales. The Company opened three stores in 2007 and one store in 2006.

Store Data. Gross square footage of Company-operated TIFFANY & CO. stores increased 9% to 860,000 in 2007, following a 6% increase to 792,000 in 2006. Sales per gross square foot generated by those stores were $2,890 in 2007, $2,746 in 2006 and $2,666 in 2005. Management's objective is to increase sales per square foot by increasing consumer traffic and the conversion rate (the percentage of shoppers who actually purchase). Management intends to increase traffic through more targeted advertising and to improve the conversion rate through continued sales training and customer-focused initiatives.

The Company's worldwide expansion strategy is to continue to open Company-operated TIFFANY & CO. stores and boutiques annually. In 2008, the Company expects to add 6 new U.S. stores and approximately 20 international stores. 2008 store openings announced to date for the U.S. are: Los Angeles, California; West Hartford, Connecticut; Columbus, Ohio; and Pittsburgh, Pennsylvania.

In 2008, the Company will also open a new store in the Los Angeles market. This store will be the first to employ a new store format. Stores of this format will carry a reduced selection of merchandise in order to concentrate on higher-margin products and will occupy a smaller footprint than Tiffany's full-line stores. Management believes that this new format will be highly efficient and will give the Company the opportunity to open stores in affluent, albeit smaller U.S. cities and to better serve larger markets where the Company already operates full-line stores. Anticipation of the success of this format underpins management's expanded store opening program for the U.S.

For non-U.S. markets, 2008 store openings announced to date are: Perth, Australia; Brussels, Belgium; Düsseldorf, Germany; London–Heathrow Airport, United Kingdom; Madrid, Spain; Shenyang, China; Chengdu, China; Fukuoka, Japan; Osaka, Japan; and Tokyo, Japan. Additional international locations are being planned.

Direct Marketing. Direct Marketing includes Internet and catalog sales of TIFFANY & CO. products in the U.S. Direct Marketing sales rose in both 2007 and 2006. In 2007, approximately three quarters of the increase resulted from an increase in the number of orders shipped. In 2006, the increase was evenly divided between a higher number of orders shipped and an increased average order size. Website traffic and orders have continued to increase as consumers have shifted their purchases from catalogs to the Internet. Catalogs remain an effective marketing tool for both retail and Internet sales, but the Company has reduced catalog circulation and in 2006 began e-mail marketing communications to customers.

Other. Other includes worldwide sales of businesses operated under trademarks or tradenames other than TIFFANY & CO. A significant portion of sales in this channel are of wholesale diamonds. Wholesale diamond sales are made to divest gemstones that do not meet the Company's quality requirements; typically the Company purchases such gemstones in mixed lots which are then culled. Wholesale sales of diamonds increased to $70,407,000 in 2007 from $39,848,000 in 2006 and $26,218,000 in 2005. IRIDESSE store sales (representing 14% of Other sales and less than 1% of net sales in 2007) increased in both years due to store openings, however, performance has been below management's expectations. The Company recorded an impairment charge in 2007 associated with Iridesse (see SG&A expenses below).

Gross Margin

Gross margin (gross profit as a percentage of net sales) declined in 2007 by 0.8 percentage point and declined in 2006 by 0.2 percentage point. The primary components of the net decline in 2007 were: (i) a 0.7 percentage point decline due to a $19,212,000 charge related to the discontinuance of certain watch models; (ii) a 0.6 percentage point decline due to increased low-margin wholesale sales of diamonds; which was partially offset by (iii) a 0.2 percentage point improvement due to the leverage effect of fixed product-related costs, which includes costs associated with merchandising and distribution. The primary components affecting the net decline in 2006 were: (i) a 0.4 percentage point decline due to increased low-margin wholesale sales of diamonds; and (ii) a 0.4 percentage point improvement due to the leverage effect of fixed product-related costs.

In 2007 and 2006, the Company increased its retail prices in response to higher costs of precious metals and diamonds. The Company adjusts its retail prices from time to time to address specific market conditions, product cost increases and longer-term changes in foreign currencies/dollar relationships. In addition, the Company's hedging program (see Note I to consolidated financial statements) uses yen put options to stabilize the effect of exchange rate fluctuations of product costs in Japan over the short-term. Beginning with the first quarter of 2007, the Company also has a zero-cost collar hedging program that covers a portion of its platinum and silver needs for internal manufacturing.

Management's objective is to improve gross margin through greater product manufacturing/sourcing efficiencies (including increased direct rough-diamond sourcing and internal manufacturing), increased use of distribution center capacity, and selective price adjustments to address higher product costs.

Other Operating Income

In 2007, the Company entered into a sale-leaseback arrangement for the land and multi-tenant building housing the TIFFANY & CO. Flagship store in Tokyo's Ginza shopping district. The Company was able to secure a long-term lease and proceed with a renovation of the store and the building's exterior. The Company is leasing back that portion of the property that it occupied immediately prior to the transaction. The transaction resulted in a pre-tax gain of $105,051,000 and a deferred gain of $75,244,000, which will be amortized in selling, general and administrative expenses over a 15-year period. The pre-tax gain represents the profit on the sale of the property in excess of the present value of the minimum lease payments. The lease is accounted for as an operating lease. The lease expires in 2032; however, the Company has options to terminate the lease in 2022 and 2027 without penalty.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses increased $194,236,000, or 19%, in 2007 which included the following expenses:

- $47,981,000 impairment charge on the note receivable from Tahera (see Liquidity and Capital Resources below);

- $15,532,000 impairment charge for losses in the IRIDESSE business (included in the non-reportable segment Other). In accordance with its policy on impairment of long-lived assets, the Company recorded an impairment charge as a result of lower than expected store performance and a related reduction in future cash flow projections; and

- $10,000,000 contribution to The Tiffany & Co. Foundation, a private charitable foundation established by the Company. The contribution was made from proceeds received from the sale-leaseback of the land and multi-tenant building housing the TIFFANY & CO. Flagship store in Tokyo's Ginza shopping district.

Excluding the above charges, SG&A expenses increased $120,723,000, or 12%, primarily due to increased labor and benefit costs of $42,136,000 and increased depreciation and store occupancy expenses of $37,805,000 (both of which were largely due to new and existing stores), as well as an increase of

$12,287,000 in marketing expenses. SG&A expenses as a percentage of net sales increased 1.5 percentage points to 41.0%. Excluding the above charges, SG&A expenses as a percentage of net sales improved 1.0 percentage point to 38.5% which resulted from the leverage effect of strong sales growth against fixed costs.

SG&A expenses increased $90,601,000, or 10%, in 2006 largely due to increased labor and benefit costs of $31,245,000 and increased depreciation and occupancy expenses of $24,580,000, both of which were largely due to new and existing stores. In addition, marketing expenses increased $25,177,000 which included costs to promote the launch of the Frank Gehry jewelry collection. SG&A expenses as a percentage of net sales improved by 0.3 percentage point in 2006.

Management's long-term objective is to improve the ratio of SG&A expenses to net sales by controlling expenses wherever feasible and enhancing productivity so that sales growth can generate a higher rate of earnings growth.

Earnings from Continuing Operations

(in thousands)	2007	% of Sales*	2006	% of Sales*	2005	% of Sales*
Earnings (losses) from continuing operations:						
U.S. Retail	$ 288,030	20 %	$ 243,258	18 %	$ 248,129	20 %
International Retail	301,957	25 %	253,835	25 %	211,164	23 %
Direct Marketing	62,533	34 %	58,046	33 %	53,681	34 %
Other	(33,038)	(41)%	(14,379)	(29)%	(14,525)	(43)%
	619,482		540,760		498,449	
Unallocated corporate expenses	(127,007)	(4)%	(109,964)	(4)%	(110,824)	(5)%
Other operating income	105,051		-		-	
Other operating expenses	(67,193)		-		-	
Earnings from continuing operations	$ 530,333		$ 430,796		$ 387,625	

*Percentages represent earnings (losses) from continuing operations as a percentage of each segment's net sales.

Reclassifications were made to the prior years' earnings (losses) from continuing operations by segment to conform to the current year presentation and to reflect the revised manner in which management evaluates the performance of segments. Effective with the first quarter of 2007, the Company revised certain allocations of operating expenses between unallocated corporate expenses and earnings (losses) from continuing operations for segments.

Earnings from continuing operations rose 23% in 2007. On a segment basis, the ratio of earnings (losses) from continuing operations (before the effect of unallocated corporate expenses, other operating income and interest expense, financing costs and other income, net) to each segment's net sales in 2007 compared with 2006 was as follows:

- U.S. Retail – the ratio increased 2 percentage points primarily due to an increase in gross margin (due to the leverage effect of sales growth on fixed product-related costs) and the leverage effect of sales growth on operating expenses;
- International Retail – the ratio was consistent with prior year. Strong sales growth and profitability in most international markets was offset by increased operating expenses (due to

increased marketing activity and new stores) and a decline in gross margin (due to changes in sales mix) in Japan;

- Direct Marketing – the ratio increased 1 percentage point primarily due to the leverage effect of sales growth on operating expenses; and
- Other – the loss ratio increased 12 percentage points which was more than entirely driven by the impairment charge associated with the IRIDESSE business.

Earnings from continuing operations rose 11% in 2006. On a segment basis, the ratio of earnings (losses) from continuing operations (before the effect of unallocated corporate expenses, other operating income and interest expense, financing costs and other income, net) to each segment's net sales in 2006 compared with 2005 was as follows:

- U.S. Retail – the ratio decreased 2 percentage points primarily due to a decline in gross margin (due to higher product costs) and increased SG&A expenses (due to new and existing stores as well as increased marketing expenses);
- International Retail – the ratio increased 2 percentage points primarily due to an improved gross margin (due to the leverage effect of sales growth on product-related costs) and the leverage effect of sales growth on operating expenses;
- Direct Marketing – the ratio decreased 1 percentage point primarily due to a decline in gross margin (due to higher product costs); and
- Other – the loss ratio improved 14 percentage points primarily due to increased sales.

Unallocated corporate expenses include costs related to administrative support functions which the Company does not allocate to its segments. Such unallocated costs include those for information technology, finance, legal and human resources. Unallocated corporate expenses increased 15% in 2007 partly due to the $10,000,000 contribution to The Tiffany & Co. Foundation. Unallocated corporate expenses decreased 1% in 2006.

Other operating income represents the $105,051,000 pre-tax gain on the sale-leaseback of the land and multi-tenant building housing the TIFFANY & CO. Flagship store in Tokyo's Ginza shopping district. Other operating expenses include the $47,981,000 impairment charge on the note receivable from Tahera and the $19,212,000 charge related to the discontinuance of certain watch models.

Interest Expense and Financing Costs

Interest expense decreased $1,345,000 in 2007 primarily due to reduced borrowings under the revolving credit facility and repayments of long-term debt obligations. Interest expense increased $3,174,000 in 2006 primarily due to increased borrowings to support inventory growth and share repurchases.

Other Income, Net

Other income, net includes interest income, gains/losses on investment activities and foreign currency transactions, and minority interest income/expense. Other income, net increased $1,012,000 in 2007. Other income, net increased $7,257,000 in 2006 due to (i) $6,774,000 of gains associated with the sale of equity investments and marketable securities; (ii) increased interest income; partially offset by (iii) a change of $3,794,000 in foreign currency transaction gains/losses.

Provision for Income Taxes

The effective income tax rate was 36.6% in 2007, compared with 36.1% in 2006 and 30.2% in 2005. The lower effective tax rate in 2005 primarily reflected tax benefits associated with the repatriation provisions of the American Jobs Creation Act of 2004 ("AJCA").

The AJCA, which was signed into law on October 22, 2004, created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The incentive effectively reduced the amount of U.S. Federal income tax due on repatriation. Taking advantage of the AJCA, the Company recorded an income tax benefit of $22,588,000 in 2005 associated with the repatriation of foreign earnings. The tax benefit to the Company occurred because the Company had previously accrued income taxes on un-repatriated foreign earnings at statutory tax rates. In total, the Company repatriated $178,245,000 of accumulated foreign earnings.

Loss from Discontinued Operations, net of tax

Management concluded that Little Switzerland's operations did not demonstrate the potential to generate a return on investment consistent with management's objectives and, therefore, during the second quarter of 2007 the Company's Board of Directors authorized the sale of Little Switzerland. On July 31, 2007, the Company entered into an agreement with NXP Corporation ("NXP") by which NXP would purchase 100% of the stock of Little Switzerland. The results of Little Switzerland are presented as a discontinued operation in the consolidated financial statements for all periods presented. Prior to the reclassification, Little Switzerland's results had been included within the non-reportable segment Other (see Note C to consolidated financial statements).

The loss from discontinued operations in 2007 included a pre-tax impairment charge of $54,260,000 due to the sale of Little Switzerland. The loss from discontinued operations in 2006 included a pre-tax charge of $6,893,000 related to the impairment of goodwill for the Little Switzerland business as a result of store performance and cash flow projections.

2008 Outlook

Management's financial performance objectives for 2008 are based on the following assumptions and should be read in conjunction with Item 1A "Risk Factors" on page K-20. In addition, these objectives reflect the Company's decision to change its inventory valuation method from LIFO to average cost beginning in the first quarter of 2008 (see Note R to consolidated financial statements).

- Net sales growth of approximately 10% reflecting a near-term cautious outlook for the U.S. and continued strong growth in most international markets.
    - Management's outlook reflects the view that the U.S. economy will remain weak through the first half of 2008 and that U.S. consumer confidence will continue to reflect conditions observed during the last quarter of 2007.
    - The net sales growth objective is composed of (i) a high-single-digit percentage increase in U.S. Retail sales, reflecting a low-single-digit percentage increase in comparable store sales and the planned opening of six stores; (ii) a mid-teens percentage increase in International Retail sales, which reflects a mid-single-digit percentage increase in comparable store sales (on a constant-exchange-rate basis) and the opening of approximately 20 stores and boutiques (net of closings); (iii) a mid-

single-digit percentage increase in Direct Marketing sales; and (iv) a low-single-digit percentage increase in Other sales.

- Operating margin approximately equal to the prior year.
- Other expenses, net of approximately $20 million.
- An effective tax rate of 36% – 37%.
- Net earnings per diluted share of $2.75 – $2.85.
- Net inventories increasing by a high-single-digit percentage.
- Capital expenditures of approximately $200 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal and expansion-related working capital requirements and capital expenditure needs. The ratio of total debt (short-term borrowings, current portion of long-term debt and long-term debt) to stockholders' equity was 28% and 29% at January 31, 2008 and 2007.

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	2007	2006	2005
Net cash provided by (used in):			
Operating activities	$ 391,395	$ 239,036	$ 268,458
Investing activities	335,170	(197,137)	40,820
Financing activities	(664,408)	(248,871)	(85,151)
Effect of exchange rates on cash and cash equivalents	15,610	3,162	(3,555)
Net cash used in discontinued operations	(7,616)	(13,296)	(14,644)
Net increase (decrease) in cash and cash equivalents	$ 70,151	$ (217,106)	$ 205,928

Operating Activities

The Company had net cash inflows from operating activities of $391,395,000 in 2007, $239,036,000 in 2006 and $268,458,000 in 2005. The increase in 2007 from 2006 primarily resulted from increased net earnings from continuing operations and smaller growth in inventories. Taxes payable also increased in 2007 due to the increase in net earnings. The decrease in 2006 from 2005 resulted from higher inventory purchases, partly offset by increased net earnings after adjustment for non-cash items and lower payments for taxes made in 2006 (in 2005, payments for taxes were higher due to the gain on the sale of an equity investment in 2004).

Working Capital. Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $1,258,706,000 and 3.2 at January 31, 2008, compared with $1,253,973,000 and 3.8 at January 31, 2007.

Accounts receivable, less allowances, at January 31, 2008 were 17% higher than January 31, 2007 primarily due to sales growth. Changes in foreign currency exchange rates increased accounts receivable, less

FORM 10-K

allowances, by 5% compared to January 31, 2007. On a 12-month rolling basis, accounts receivable turnover was 18 times in both 2007 and 2006.

Inventories, net at January 31, 2008 were 8% above January 31, 2007. Combined raw material and work-in-process inventories increased 15% due to expanded diamond sourcing operations, as well as higher precious metal costs. Finished goods inventories increased 5% reflecting store openings, broadened product assortments and higher costs. Changes in foreign currency exchange rates increased inventories, net by 4% compared to January 31, 2007.

Investing Activities

The Company had a net cash inflow from investing activities of $335,170,000 in 2007, a net cash outflow of $197,137,000 in 2006 and a net cash inflow of $40,820,000 in 2005. Investing activities in 2007 included proceeds from the sale of assets. Investing activities in 2005 included higher net proceeds from the sale of marketable securities and short-term investments and proceeds from the sale of assets.

Proceeds from Sale of Assets. In the third quarter of 2007, the Company entered into a sale-leaseback arrangement for the land and multi-tenant building housing the TIFFANY & CO. Flagship store in Tokyo's Ginza shopping district. The Company received proceeds of $327,537,000 (¥38,050,000,000) (see Other Operating Income above for more information).

In the third quarter of 2007, the Company received net proceeds of $32,870,000 associated with the sale of Little Switzerland.

In the third quarter of 2007, the Company entered into a sale-leaseback arrangement for the building housing the TIFFANY & CO. Flagship store in London. Following the renovation of the store, the Company was able to secure a long-term lease and, therefore, determined that ownership of the property was no longer strategically necessary. The Company sold the building for proceeds of $148,628,000 (£73,000,000) and simultaneously entered into a 15-year lease with two 10-year renewal options. The transaction resulted in a deferred gain of $63,961,000, which will be amortized in SG&A expenses over a 15-year period. The Company continues to occupy the entire building and the lease is accounted for as an operating lease.

In the third quarter of 2005, the Company entered into a sale-leaseback arrangement for its Retail Service Center, a distribution and administrative office facility. The Company received proceeds of $75,000,000 resulting in a gain of $5,300,000, which has been deferred and is being amortized over the lease term. The lease has been accounted for as an operating lease. The lease expires in 2025 and has two ten-year renewal options.

Capital Expenditures. Capital expenditures were $185,608,000 in 2007, $174,551,000 in 2006 and $148,159,000 in 2005, representing 6%, 7% and 6% of net sales in those respective years. In all three years, expenditures were primarily related to the opening, renovation and expansion of stores and distribution facilities and ongoing investments in new systems. Management expects that capital expenditures in future years will continue at a rate of approximately 6% - 7% of net sales.

In 2002, the Company acquired the property housing its Flagship store on Old Bond Street in London and an adjacent building, in order to renovate and reconfigure the interior retail selling space. Construction commenced in 2004 and was completed in 2006 at a cost of approximately $36,000,000.

In 2000, the Company began a multi-year project to renovate and reconfigure its New York Flagship store in order to increase the total sales area by approximately 25% and to provide additional space for customer service, customer hospitality and special exhibitions. The increase in the sales area was completed in 2001 when the renovated second floor opened to provide an expanded presentation of engagement and other jewelry. Additional floors were renovated in 2002 to 2005 and the Company completed the project in 2006 with the renovation of the main floor, for a total cost of approximately $110,000,000.

Acquisitions. In October 2005, the Company acquired a corporation that specializes in polishing small carat weight diamonds. The price paid by the Company for the entire equity interest in this corporation was $2,000,000, of which $1,200,000 was paid in 2005, $400,000 in 2006 and $400,000 in 2007. This acquisition was strategically important to the Company's diamond sourcing program, but not significant to the Company's financial position, earnings or cash flows.

The Company made a $10,000,000 investment ($4,500,000 in 2004 and $5,500,000 in 2005) in a joint venture that owns and operates a diamond polishing facility. The Company's interest in, and control over, this venture are such that its results are consolidated with those of the Company and its subsidiaries. The Company expects, through its investment, to gain access to additional supplies of diamonds that meet its quality standards.

Marketable Securities. The Company invests excess cash in short-term investments and marketable securities. The Company had (net purchases of) or net proceeds from investments in marketable securities and short-term investments of $13,182,000, ($13,063,000) and $147,994,000 during 2007, 2006 and 2005.

FORM 10-K

Financing Activities

The Company had net cash outflows from financing activities of $664,408,000 in 2007, $248,871,000 in 2006 and $85,151,000 in 2005, largely reflecting increased share repurchases.

Dividends. Cash dividends have been increased for five consecutive years, and twice in 2007. The quarterly dividend rate has increased from $0.06 per share at the beginning of 2005 to a rate of $0.15 per share at the end of 2007. Cash dividends paid were $69,921,000 in 2007, $52,611,000 in 2006 and $42,903,000 in 2005. The dividend payout ratio (dividends as a percentage of net earnings) was 23% in 2007, 21% in 2006 and 17% in 2005.

Stock Repurchases. In January 2008, the Company's Board of Directors amended the existing share repurchase program to extend the expiration date of the program to January 2011 and to authorize the repurchase of up to an additional $500,000,000 of the Company's Common Stock. The timing of repurchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as price and other market conditions.

The Company's stock repurchase activity was as follows:

(in thousands, except per share amounts)	2007	2006	2005
Cost of repurchases	$ 574,608	$ 281,176	$ 132,816
Shares repurchased and retired	12,374	8,149	3,835
Average cost per share	$ 46.44	$ 34.50	$ 34.63

At January 31, 2008, there remained $620,806,000 of authorization for future repurchases.

At least annually, the Company's Board of Directors reviews its policies with respect to dividends and share repurchases with a view to actual and projected earnings, cash flow and capital requirements.

Recent Borrowings. The Company's current sources of working capital are internally-generated cash flows and borrowings available under a revolving credit facility.

In July 2005, the Company entered into a $300,000,000 revolving credit facility ("Credit Facility") and, in October 2006, exercised its option to increase the Credit Facility by $150,000,000 to $450,000,000. The Company has the option to increase such commitments to $500,000,000. The Credit Facility is available for working capital and other corporate purposes and contains covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature. Borrowings may be made from eight participating banks and are at interest rates based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. There was $40,695,000 and $106,681,000 outstanding under the Credit Facility at January 31, 2008 and 2007. The weighted-average interest rate at January 31, 2008 and 2007 was 4.58% and 2.44%. The Credit Facility expires in July 2010.

In January 2006, the Company borrowed HKD 300,000,000 ($38,672,000 at issuance) ("Hong Kong Term Loan"), SGD 13,100,000 ($8,043,000 at issuance) ("Singapore Term Loan") and CHF 19,500,000 ($15,145,000 at issuance) ("Switzerland Term Loan") due in January 2011. These funds were used to partially finance the repatriation of dividends related to the AJCA (see Provision for Income Taxes above). Principal payments of 10% of the original principal amount are due each year, with the balance due upon maturity. Amounts may be prepaid without incurring penalties. The covenants of the term loans are similar to the Credit Facility. Interest rates are based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. In 2006, the Singapore Term Loan was paid in full with existing funds. The interest rates for the Hong Kong Term Loan and the Switzerland Term Loan were 3.96% and 3.09%, respectively, at January 31, 2008 and 4.28% and 2.40%, respectively, at January 31, 2007.

At January 31, 2008, the Company was in compliance with all covenants.

FORM 10-K

Contractual Cash Obligations and Commercial Commitments

The following is a summary of the Company's contractual cash obligations at January 31, 2008:

(in thousands)	Total	2008	2009-2010	2011-2012	Thereafter
Unrecorded contractual obligations:					
Operating leases	$1,024,539	$ 114,078	$ 210,238	$ 176,614	$ 523,609
Inventory purchase obligations	403,571	153,571	100,000	100,000	50,000
Interest on debt and interest-rate swap agreements [a]	43,106	16,519	21,651	4,936	-
Construction-in-progress	16,047	16,047	-	-	-
Non-inventory purchase obligations	9,946	9,946	-	-	-
Other contractual obligations [b]	12,473	9,258	2,185	1,015	15
Recorded contractual obligations:					
Short-term borrowings	44,032	44,032	-	-	-
Long-term debt	409,105	65,640	232,479	110,986	-
	$1,962,819	$ 429,091	$ 566,553	$ 393,551	$ 573,624

a) Excludes interest payments on amounts outstanding under available lines of credit, as the outstanding amounts fluctuate based on the Company's working capital needs. Variable-rate interest payments were estimated based on rates at January 31, 2008. Actual payments will differ based on changes in interest rates.

b) Other contractual obligations consist primarily of royalty and maintenance commitments.

The summary above does not include cash contributions for the Company's pension plan and cash payments for other postretirement obligations. The Company plans to contribute approximately $15,000,000 to the pension plan in 2008. However, this expectation is subject to change if actual asset performance is different than the assumed long-term rate of return on pension plan assets. The Company estimates cash payments for postretirement health-care and life insurance benefit obligations to be $955,000 in 2008.

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN No. 48") on February 1, 2007. During 2007, the unrecognized tax benefits were reduced by $1,812,000 to $30,306,000. Accrued interest and penalties during 2007 was reduced by $4,649,000 to $3,395,000. The final outcome of tax uncertainties is dependent upon various matters including tax examinations, interpretation of the applicable tax law or expiration of statutes of limitations. The Company believes that its tax positions comply with applicable tax law and that it has adequately provided for these matters. However, the audits may result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. Ongoing audits are in various stages of completion and, while the Company does not anticipate any material changes in unrecognized income tax benefits over the next 12 months, future developments in the audit process may result in a change in this assessment.

The following is a summary of the Company's outstanding borrowings and available capacity under the Credit Facility and other lines of credit at January 31, 2008:

(in thousands)	Total capacity	Borrowings outstanding	Available capacity
Credit Facility*	$ 450,000	$ 40,695	$ 409,305
Other lines of credit	9,206	3,337	5,869
	$ 459,206	$ 44,032	$ 415,174

*This facility matures in July 2010 and the capacity may be increased to $500,000,000.

In addition, the Company had letters of credit and financial guarantees of $20,139,000 at January 31, 2008, of which $19,305,000 expires within one year.

The Company is party to a CDN$35,000,000 ($35,423,000 at January 31, 2008) credit facility and a CDN$8,000,000 ($8,097,000 at January 31, 2008) working capital loan commitment (collectively the "Commitment") to Tahera, a Canadian diamond mining and exploration company. At January 31, 2008 the Commitment was fully funded and no further amounts remain available to Tahera. In consideration of the Commitment, the Company was granted the right to purchase or market all diamonds mined at the Jericho mine. This mine has been developed and constructed by Tahera in Nunavut, Canada (the "Project"). Indebtedness under the Commitment is secured by certain assets of the Project. Although the Project has been operational, Tahera has continued to experience financial losses as a result of production problems, appreciation of the Canadian Dollar versus the U.S. Dollar, the rise of oil prices and other costs relative to diamond prices. Due to the financial difficulties, Tahera sought additional financing in the fourth quarter of 2007 in order to meet its cash flow requirements, but was not successful. In January 2008, Tahera filed for protection from creditors pursuant to the provisions of the Companies' Creditors Arrangement Act in Canada. Tahera is continuing to pursue financing and strategic alternatives, but it has not shown indications of possible success to-date and the Project's operations have had to cease and be placed in care and maintenance mode. As a result of these events, the Company's management has determined that collectibility of the outstanding Commitment is not probable. Therefore, the Company has recorded an impairment charge of $47,981,000, within SG&A expenses, for the full amount outstanding including accrued interest under the Commitment.

Based on the Company's financial position at January 31, 2008, management anticipates that cash on hand, internally-generated cash flows and the funds available under the Credit Facility will be sufficient to support the Company's planned worldwide business expansion, share repurchases, debt service and seasonal working capital increases for the foreseeable future.

Seasonality

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and approximately one-half of annual net earnings. Management expects such seasonality to continue.

CRITICAL ACCOUNTING ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and records the effect of any necessary adjustments.

The development and selection of critical accounting estimates and the related disclosures below have been reviewed with the Audit Committee of the Company's Board of Directors. The following critical accounting policies that rely on assumptions and estimates were used in the preparation of the Company's consolidated financial statements:

Inventory. The Company writes down its inventory for discontinued and slow-moving products. This write-down is equal to the difference between the cost of inventory and its estimated market value, and is based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs might be required. The Company has not made any material changes in the accounting methodology used to establish its reserve for discontinued and slow-moving products during the past three years. At January 31, 2008, a 10% change in the reserve for discontinued and slow-moving products would have resulted in a change of $4,201,000 in inventory and cost of sales. The Company's U.S. and foreign branch inventories, excluding Japan, are valued using the last-in, first-out (LIFO) method, and inventories held by foreign subsidiaries and Japan are valued using the average cost method. Fluctuation in inventory levels, along with the costs of raw materials, could affect the carrying value of the Company's inventory. Beginning in the first quarter of 2008, the Company will change its inventory valuation method for the U.S. and foreign branches from LIFO to average cost (see Note R to consolidated financial statements).

Long-lived assets. The Company's long-lived assets are primarily property, plant and equipment. The Company reviews its long-lived assets for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with estimated future undiscounted cash flows. If the comparisons indicate that the value of the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. The Company recorded impairment charges of $15,532,000 in 2007 and did not record any impairment charges in 2006 or 2005 (see Note B to consolidated financial statements).

Goodwill. The Company performs its annual impairment evaluation of goodwill during the fourth quarter of its fiscal year or when circumstances otherwise indicate an evaluation should be performed. The evaluation, based upon discounted cash flows, requires management to estimate future cash flows, growth rates and economic and market conditions. The Company recorded impairment charges of $6,893,000 in 2006 within loss from discontinued operations (see Note C to consolidated financial statements). The 2007 and 2005 evaluations resulted in no impairment charges.

Income taxes. Foreign and domestic tax authorities periodically audit the Company's income tax returns. These audits often examine and test the factual and legal basis for positions the Company has taken in its tax filings with respect to its tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions ("tax filing positions"). Management believes that its tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with the Company's various tax filing positions, management records reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken in accordance with FIN No. 48. Earnings could be affected to the extent the Company prevails in matters for which reserves have been established or is required to pay amounts in excess of established reserves. The Company also records valuation allowances when management determines it is more likely than not that deferred tax assets will not be realized in the future.

Employee benefit plans. The Company maintains several pension and retirement plans, as well as provides certain postretirement health-care and life insurance benefits for current and retired employees. The Company makes certain assumptions that affect the underlying estimates related to pension and other postretirement costs. Significant changes in interest rates, the market value of securities and projected health-care costs would require the Company to revise key assumptions and could result in a higher or lower charge to earnings.

The Company used a discount rate of 6.00% to determine its 2007 pension and postretirement expense for all U.S. plans. Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased 2007 pension and postretirement expenses by $3,893,000 and $197,000. A decrease of 0.5% in the discount rate would have increased the 2007 pension and postretirement expenses by $4,270,000 and $230,000. The discount rate is subject to change each year, consistent with changes in the yield on applicable high-quality, long-term corporate bonds. Management selects a discount rate at which pension and postretirement benefits could be effectively settled based on (i) analysis of expected benefit payments attributable to current employment service and (ii) appropriate yields related to such cash flows.

The Company used an expected long-term rate of return of 7.50% to determine its 2007 pension expense. Holding all other assumptions constant, a 0.5% change in the long-term rate of return would have changed the 2007 pension expense by $913,000. The expected long-term rate of return on pension plan assets is selected by taking into account the average rate of return expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. More specifically, consideration is given to the expected rates of return (including reinvestment asset return rates) based upon the plan's current asset mix, investment strategy and the historical performance of plan assets.

For postretirement benefit measurement purposes, the following annual rates of increase in the per capita cost of covered health care were assumed for 2008: 9.00% (for pre-age 65 retirees) and 10.00% (for post-age 65 retirees). The rate was assumed to decrease gradually to 5.00% by 2016 (for pre-age 65 retirees) and by 2018 (for post-age 65 retirees) and remain at that level thereafter. A one-percentage-point increase in the assumed health-care cost trend rate would have increased the aggregate service and interest cost components of the 2007 postretirement expense by $28,000. Decreasing the assumed health-care cost trend rate by one-percentage-point would have decreased the aggregate service and interest cost components of the 2007 postretirement expense by $25,000.

NEW ACCOUNTING STANDARDS

See Note B to consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

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Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to market risk from fluctuations in foreign currency exchange rates, interest rates and precious metal prices, which could affect its consolidated financial position, earnings and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes, and does not maintain such instruments that may expose the Company to significant market risk.

Foreign Currency Risk

In Japan, the Company uses yen put options to minimize the potential effect of a weakening yen on U.S. dollar-denominated transactions over a maximum term of 12 months. The Company also uses foreign-exchange forward contracts to protect against changes in local currencies. Gains or losses on these instruments substantially offset losses or gains on the assets, liabilities and transactions being hedged.

The fair value of yen put options is sensitive to changes in yen exchange rates. If the market yen exchange rate at the time of an option's expiration is stronger than the contracted exchange rate, the Company allows the option to expire, limiting its loss to the cost of the option contract. The cost of outstanding option contracts at January 31, 2008 and 2007 was $3,369,000 and $2,978,000. At January 31, 2008 and 2007, the fair value of outstanding yen put options was $863,000 and $6,056,000. The fair value of the options was determined using quoted market prices for these instruments. At January 31, 2008 and 2007, a 10% appreciation in yen exchange rates (i.e. a strengthing yen) from the prevailing market rates would have resulted in a fair value of $230,000 and $563,000. At January 31, 2008 and 2007, a 10% depreciation in yen exchange rates (i.e. a weakening yen) from the prevailing market rates would have resulted in a fair value of $7,786,000 and $16,784,000.

At January 31, 2008 and 2007, the Company had $7,311,000 and $5,885,000 of outstanding forward foreign-exchange contracts, which subsequently matured in February and March 2008 and February and March 2007, respectively. Due to the short-term nature of the Company's forward foreign-exchange contracts, the book value of the underlying assets and liabilities approximates fair value.

Interest Rate Risk

The Company uses interest-rate swap contracts related to certain debt arrangements to manage its net exposure to interest rate changes. The interest-rate swap contracts effectively convert fixed-rate obligations to floating-rate instruments. The fair value of the interest-rate swap agreements is based on the amounts the Company would expect to pay/receive to/from third parties to terminate the agreements. Additionally, since the fair value of the Company's fixed-rate long-term debt is sensitive to interest rate changes, the interest-rate swap contracts serve as a hedge to changes in the fair value of these debt instruments. A 100 basis-point increase in interest rates at January 31, 2008 and 2007 would have decreased the market value of the Company's fixed-rate long-term debt, including the effect of the interest-rate swap, by $6,731,000 and $8,652,000. A 100 basis-point decrease in interest rates at January 31, 2008 and 2007 would have increased the market value of the Company's fixed-rate long-term debt, including the effect of the interest-rate swap, by $6,440,000 and $9,006,000.

Precious Metal Price Risk

Beginning in the first quarter of 2007, the Company began using a combination of call and put option contracts in a net-zero cost collar arrangement ("collars"), as hedges of a portion of forecasted purchases of platinum and silver for internal manufacturing. If the price of the precious metal at the time of the expiration of the collar is within the call and put price, the collar would expire at no cost to the Company. The maximum term over which the Company is hedging its exposure to the variability of future cash flows for all forecasted transactions is 12 months. The fair value of the outstanding collars at January 31, 2008 was $6,435,000. The fair value was determined using quoted market prices for these instruments. At January 31, 2008, a 10% appreciation in precious metal prices from the prevailing market rates would have resulted in a fair value of $11,000,000. At January 31, 2008, a 10% depreciation in precious metal prices from the prevailing market rates would have resulted in a fair value of $2,954,000.

Management neither foresees nor expects significant changes in the Company's exposure to fluctuations in foreign currencies, interest rates or precious metal prices, nor in its risk-management practices.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Tiffany & Co.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of stockholders' equity and comprehensive earnings, and of cash flows present fairly, in all material respects, the financial position of Tiffany & Co. and its subsidiaries (the "Company") at January 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Controls over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 27, 2008

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)	January 31, 2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 246,654	$ 175,008
Short-term investments	-	15,500
Accounts receivable, less allowances of $9,712 and $7,900	193,974	165,594
Inventories, net	1,242,465	1,146,674
Deferred income taxes	71,402	72,934
Prepaid expenses and other current assets	89,072	57,460
Assets held for sale	-	73,474
Total current assets	1,843,567	1,706,644
Property, plant and equipment, net	748,210	912,143
Deferred income taxes	158,579	37,368
Other assets, net	171,800	156,097
Assets held for sale - noncurrent	-	33,258
	$ 2,922,156	$ 2,845,510
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 44,032	$ 106,681
Current portion of long-term debt	65,640	5,398
Accounts payable and accrued liabilities	203,622	198,471
Income taxes payable	203,611	62,979
Merchandise and other customer credits	67,956	61,511
Liabilities held for sale	-	17,631
Total current liabilities	584,861	452,671
Long-term debt	343,465	406,383
Pension/postretirement benefit obligations	79,254	84,466
Deferred gains on sale-leasebacks	145,599	4,944
Other long-term liabilities	131,610	87,774
Liabilities held for sale - noncurrent	-	4,377
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock, $0.01 par value; authorized 2,000 shares, none issued and outstanding	-	-
Common Stock, $0.01 par value; authorized 240,000 shares, issued and outstanding 126,753 and 135,875	1,268	1,358
Additional paid-in capital	632,671	536,187
Retained earnings	958,915	1,269,940
Accumulated other comprehensive gain (loss), net of tax:		
Foreign currency translation adjustments	42,117	11,846
Deferred hedging gain	889	2,046
Unrealized (loss) gain on marketable securities	(621)	178
Net unrealized gain (loss) on benefit plans	2,128	(16,660)
Total stockholders' equity	1,637,367	1,804,895
	$ 2,922,156	$ 2,845,510

See notes to consolidated financial statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share amounts)	Years Ended January 31, 2008	2007	2006
Net sales	$ 2,938,771	$ 2,560,734	$ 2,312,792
Cost of sales	1,308,499	1,119,184	1,005,014
Gross profit	1,630,272	1,441,550	1,307,778
Other operating income	105,051	-	-
Selling, general and administrative expenses	1,204,990	1,010,754	920,153
Earnings from continuing operations	530,333	430,796	387,625
Interest expense and financing costs	24,724	26,069	22,895
Other income, net	16,593	15,581	8,324
Earnings from continuing operations before income taxes	522,202	420,308	373,054
Provision for income taxes	190,883	151,615	112,771
Net earnings from continuing operations	331,319	268,693	260,283
Loss from discontinued operations, net of tax	(27,547)	(14,766)	(5,628)
Net earnings	$ 303,772	$ 253,927	$ 254,655
Earnings per share:			
Basic			
Net earnings from continuing operations	$ 2.46	$ 1.94	$ 1.82
Net loss from discontinued operations	(0.21)	(0.10)	(0.04)
Net earnings	$ 2.25	$ 1.84	$ 1.78
Diluted			
Net earnings from continuing operations	$ 2.40	$ 1.91	$ 1.79
Net loss from discontinued operations	(0.20)	(0.11)	(0.04)
Net earnings	$ 2.20	$ 1.80	$ 1.75
Weighted-average number of common shares:			
Basic	134,748	138,362	142,976
Diluted	138,140	140,841	145,578

See notes to consolidated financial statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS

(in thousands)	Total Stockholders' Equity	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital
Balances, January 31, 2005	$ 1,701,160	$ 1,246,331	$ 27,076	144,548	$ 1,445	$ 426,308
Exercise of stock options and vesting of restricted stock units ("RSUs")	24,545	-	-	1,653	17	24,528
Tax benefit from exercise of stock options and vesting of RSUs	13,791	-	-	-	-	13,791
Share-based compensation expense	25,950	-	-	-	-	25,950
Issuance of Common Stock under Employee Profit Sharing and Retirement Savings ("EPSRS") Plan	4,400	-	-	143	1	4,399
Purchase and retirement of Common Stock	(132,816)	(126,762)	-	(3,835)	(38)	(6,016)
Cash dividends on Common Stock	(42,903)	(42,903)	-	-	-	-
Deferred hedging gain, net of tax	5,365	-	5,365	-	-	-
Unrealized gain on marketable securities, net of tax	530	-	530	-	-	-
Foreign currency translation adjustments, net of tax	(23,764)	-	(23,764)	-	-	-
Net earnings	254,655	254,655	-	-	-	-
Balances, January 31, 2006	1,830,913	1,331,321	9,207	142,509	1,425	488,960
Exercise of stock options and vesting of RSUs	21,689	-	-	1,394	13	21,676
Tax benefit from exercise of stock options and vesting of RSUs	5,927	-	-	-	-	5,927
Share-based compensation expense	33,473	-	-	-	-	33,473
Issuance of Common Stock under EPSRS Plan	4,550	-	-	121	1	4,549
Purchase and retirement of Common Stock	(281,176)	(262,697)	-	(8,149)	(81)	(18,398)
Cash dividends on Common Stock	(52,611)	(52,611)	-	-	-	-
Deferred hedging loss, net of tax	(1,201)	-	(1,201)	-	-	-
Unrealized loss on marketable securities, net of tax	(501)	-	(501)	-	-	-
Foreign currency translation adjustments, net of tax	6,565	-	6,565	-	-	-
Net unrealized loss on benefit plans, net of tax	(16,660)	-	(16,660)	-	-	-
Net earnings	253,927	253,927	-	-	-	-
Balances, January 31, 2007	1,804,895	1,269,940	(2,590)	135,875	1,358	536,187
Implementation effect of FIN No. 48	(4,299)	(4,299)	-	-	-	-
Balances, February 1, 2007	1,800,596	1,265,641	(2,590)	135,875	1,358	536,187
Exercise of stock options and vesting of RSUs	68,830	-	-	3,200	32	68,798
Tax benefit from exercise of stock options and vesting of RSUs	20,802	-	-	-	-	20,802
Share-based compensation expense	38,343	-	-	-	-	38,343
Issuance of Common Stock under EPSRS Plan	2,450	-	-	52	1	2,449
Purchase and retirement of Common Stock	(574,608)	(540,577)	-	(12,374)	(123)	(33,908)
Cash dividends on Common Stock	(69,921)	(69,921)	-	-	-	-
Deferred hedging loss, net of tax	(1,157)	-	(1,157)	-	-	-
Unrealized loss on marketable securities, net of tax	(799)	-	(799)	-	-	-
Foreign currency translation adjustments, net of tax	30,271	-	30,271	-	-	-
Net unrealized gain on benefit plans, net of tax	18,788	-	18,788	-	-	-
Net earnings	303,772	303,772	-	-	-	-
Balances, January 31, 2008	$ 1,637,367	$ 958,915	$ 44,513	126,753	$ 1,268	$ 632,671

	Years Ended January 31, 2008	2007	2006
Comprehensive earnings are as follows:			
Net earnings	$ 303,772	$ 253,927	$ 254,655
Deferred hedging (loss) gain, net of tax (benefit) expense of ($110), ($647) and $3,393	(1,157)	(1,201)	5,365
Foreign currency translation adjustments, net of tax expense (benefit) of $4,714, $3,011 and ($13,222)	30,271	6,565	(23,764)
Unrealized (loss) gain on marketable securities, net of tax (benefit) expense of ($283), ($301) and $269	(799)	(501)	530
Net unrealized gain on benefit plans, net of tax expense of $14,352	18,788	-	-
	$ 350,875	$ 258,790	$ 236,786

See notes to consolidated financial statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	2008	2007	2006
	Years Ended January 31,		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 303,772	$ 253,927	$ 254,655
Loss from discontinued operations, net of tax	27,547	14,766	5,628
Net earnings from continuing operations	331,319	268,693	260,283
Adjustments to reconcile net earnings from continuing operations to net cash provided by (used in) operating activities:			
Gain on sale-leaseback	(105,051)	-	-
Gain on sale of investments and marketable securities	(1,564)	(6,774)	-
Depreciation and amortization	122,151	114,572	106,389
Excess tax benefits from share-based payment arrangements	(18,739)	(6,330)	(8,636)
Provision for inventories	33,700	8,273	10,108
Deferred income taxes	(83,608)	582	(58,441)
Loss on disposal of assets	1,672	460	4,925
Provision for pension/postretirement benefits	26,666	24,751	22,334
Share-based compensation expense	37,069	32,793	25,622
Impairment charges	63,513	-	-
Changes in assets and liabilities:			
Accounts receivable	(10,237)	(16,644)	(16,952)
Inventories	(82,993)	(156,292)	(38,121)
Prepaid expenses and other current assets	(36,377)	(22,037)	1,142
Other assets, net	(13,883)	(32,560)	(22,852)
Accounts payable and accrued liabilities	8,986	17,678	20,652
Income taxes payable	145,774	8,122	(41,199)
Merchandise and other customer credits	5,967	4,887	4,201
Other long-term liabilities	(32,970)	(1,138)	(997)
Net cash provided by operating activities	391,395	239,036	268,458
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities and short-term investments	(870,025)	(163,341)	(100,234)
Proceeds from sales of marketable securities and short-term investments	883,207	150,278	248,228
Proceeds from sale of assets, net	509,035	-	75,000
Capital expenditures	(185,608)	(174,551)	(148,159)
Notes receivable funded	(7,172)	(9,728)	(25,363)
Acquisitions, net of cash acquired	(400)	(400)	(6,845)
Other	6,133	605	(1,807)
Net cash provided by (used in) investing activities	335,170	(197,137)	40,820
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	-	-	61,914
Repayment of long-term debt	(32,301)	(14,560)	-
(Repayments of) proceeds from short-term borrowings, net	(75,147)	71,548	(3,795)
Repurchase of Common Stock	(574,608)	(281,176)	(132,816)
Proceeds from exercise of stock options	68,830	21,689	24,545
Excess tax benefits from share-based payment arrangements	18,739	6,330	8,636
Cash dividends on Common Stock	(69,921)	(52,611)	(42,903)
Other	-	(91)	(732)
Net cash used in financing activities	(664,408)	(248,871)	(85,151)
Effect of exchange rate changes on cash and cash equivalents	15,610	3,162	(3,555)
CASH FLOWS FROM DISCONTINUED OPERATIONS:			
Operating activities	(6,596)	(5,454)	(5,767)
Investing activities	(1,020)	(7,842)	(8,877)
Net cash used in discontinued operations	(7,616)	(13,296)	(14,644)
Net increase (decrease) in cash and cash equivalents	70,151	(217,106)	205,928
Cash and cash equivalents at beginning of year	175,008	391,594	186,065
Decrease (increase) in cash and cash equivalents of discontinued operations	1,495	520	(399)
Cash and cash equivalents at end of year	$ 246,654	$ 175,008	$ 391,594

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. NATURE OF BUSINESS

Tiffany & Co. is a holding company that operates through its subsidiary companies (the "Company"). The Company's principal subsidiary, Tiffany and Company, is a jeweler and specialty retailer whose principal merchandise offering is fine jewelry. It also sells timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories. Through Tiffany and Company and other subsidiaries, the Company is engaged in product design, manufacturing and retailing activities.

The Company's channels of distribution are as follows:

- U.S. Retail includes sales in TIFFANY & CO. stores in the U.S., as well as sales of TIFFANY & CO. products through business-to-business direct selling operations in the U.S.;
- International Retail includes sales in TIFFANY & CO. stores and department store boutiques outside the U.S., as well as business-to-business, Internet and wholesale sales of TIFFANY & CO. products outside the U.S.;
- Direct Marketing includes Internet and catalog sales of TIFFANY & CO. products in the U.S.; and
- Other includes worldwide sales of businesses operated under trademarks or tradenames other than TIFFANY & CO., such as IRIDESSE. Sales in the Other channel primarily consist of wholesale sales of diamonds.

FORM 10-K

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.

Basis of Reporting

The consolidated financial statements include the accounts of the Company and its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights or, in the case of variable interest entities, by majority exposure to expected losses, residual returns or both. Intercompany accounts, transactions and profits have been eliminated in consolidation. The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America; these principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents include highly liquid investments with an original maturity of three months or less and consist of time deposits and money market fund investments with a number of U.S. and non-U.S.

financial institutions with high credit ratings. The Company's policy restricts the amounts invested in any one institution.

Short-Term Investments

Short-term investments include investments with original maturities greater than three months that the Company anticipates holding for less than 12 months. Short-term investments are stated at fair value.

Receivables and Finance Charges

The Company's U.S. and international presence and its large, diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses and, historically, such losses for trade receivables, in the aggregate, have not exceeded expectations.

Finance charges on retail revolving charge accounts are not significant and are accounted for as a reduction of selling, general and administrative expenses.

Inventories

Inventories are valued at the lower of cost or market. U.S. and foreign branch inventories, excluding Japan, are valued using the last-in, first-out (LIFO) method. Inventories held by foreign subsidiaries and Japan are valued using the average cost method. Beginning in the first quarter of 2008, the Company will change its inventory valuation method for the U.S. and foreign branches from LIFO to average cost (see Note R).

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	39 years
Machinery and Equipment	5-15 years
Office Equipment	3-10 years
Furniture and Fixtures	3-10 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in current earnings.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. The Company's capitalized interest costs were not significant in 2007, 2006 or 2005.

Intangible Assets

Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives which are approximately 15 years. Intangible assets are reviewed for impairment in accordance with the Company's policy for impairment of long-lived assets (see below). Intangible assets amounted to $9,751,000 and $9,209,000, net of accumulated amortization of $4,398,000 and $3,607,000 at January 31, 2008 and 2007, and consist primarily of product rights and trademarks. Amortization of intangible assets for the years ended January 31, 2008, 2007 and 2006 was $791,000, $717,000 and $357,000. Amortization expense in each of the next five years is estimated to be $806,000.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired. Goodwill is evaluated for impairment annually in the fourth quarter or when events or changes in circumstances indicate that the value of goodwill may be impaired. This evaluation, based on discounted cash flows, requires management to estimate future cash flows, growth rates and economic and market conditions. If the evaluation indicates that goodwill is not recoverable, an impairment loss is calculated and recognized during that period (see Note C). At January 31, 2008 and 2007, unamortized goodwill was included in other assets, net and consisted of the following by segment:

(in thousands)	Balance at January 31, 2007	Translation	Balance at January 31, 2008
U.S. Retail	$ 10,312	$ –	$ 10,312
International Retail	831	–	831
Other	2,079	34	2,113
	$ 13,222	$ 34	$ 13,256

Impairment of Long-Lived Assets

The Company reviews its long-lived assets other than goodwill for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with the estimated future undiscounted cash flows. If the comparisons indicate that the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. In 2007, the Company determined that the long-lived assets for its IRIDESSE business (included in the non-reportable segment Other) were impaired as a result of lower than expected store performance and a related reduction in future cash flow projections. The Company recorded total charges in selling, general and administrative expenses of $15,532,000 related to the impairment.

Hedging Instruments

The Company uses a limited number of derivative financial instruments to mitigate its foreign currency, interest rate and precious metal price exposures. Derivative instruments are recorded on the consolidated balance sheet at their fair value, as either assets or liabilities, with an offset to current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in current earnings. For cash-flow hedge transactions, the effective portion of the changes in fair value of derivatives are reported as other comprehensive earnings and are recognized in current earnings in the period or periods during which the hedged transaction affects current earnings. Amounts excluded from the effectiveness calculation and any ineffective portions of the change in fair value of the derivative of a cash-flow hedge are recognized in current earnings. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items. The Company also documents its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in current earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivative financial instruments for trading or speculative purposes.

FORM 10-K

Marketable Securities

The Company's marketable securities, recorded within other assets, net on the consolidated balance sheet, are classified as available-for-sale and are recorded at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses are recorded in other income, net. The marketable securities are held for an indefinite period of time, but might be sold in the future as changes in market conditions or economic factors occur. The fair value of the marketable securities is determined based on prevailing market prices. The Company recorded $423,000 and $296,000 of gross unrealized gains and $1,264,000 and $55,000 of gross unrealized losses within accumulated other comprehensive income as of January 31, 2008 and 2007, respectively.

The following table summarizes activity in other comprehensive income related to marketable securities:

(in thousands)		January 31, 2008
Change in fair value of marketable securities, net of tax benefit of $244	$	(741)
Adjustment for net gains realized and included in net earnings, net of tax expense of $39		(58)
Change in unrealized loss on marketable securities	$	(799)

The amount reclassified from other comprehensive income was determined on the basis of specific identification.

Merchandise and Other Customer Credits

Merchandise and other customer credits represent outstanding credits issued to customers for returned merchandise. It also includes outstanding gift coins and gift certificates or cards (collectively "gift cards") sold to customers. All such outstanding items may be tendered for future merchandise purchases. A merchandise credit liability is established when a merchandise credit is issued to a customer for a returned item and the original sale is reversed. A gift card liability is established when the gift card is sold. The liabilities are relieved and revenue is recognized when merchandise is purchased and delivered to the customer and the merchandise credit or gift card is used as a form of payment.

If merchandise credits or gift cards are not redeemed over an extended period of time (approximately 3-5 years), the value of the merchandise credits or gift cards is generally remitted to the applicable jurisdiction in accordance with unclaimed property laws.

Revenue Recognition

Sales are recognized at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon receipt by a customer in a shipped transaction. Sales are reported net of returns, sales tax and other similar taxes. Shipping and handling fees billed to customers are included in net sales. The Company maintains a reserve for potential product returns and it records, as a reduction to sales and cost of sales, its provision for estimated product returns, which is determined based on historical experience.

Cost of Sales

Cost of sales includes costs related to the purchase of merchandise from third parties, the cost to internally manufacture merchandise (metal, gemstones, labor and overhead), inbound freight, purchasing and receiving, inspection, warehousing, internal transfers and other costs associated with distribution and merchandising. Cost of sales also includes royalty fees paid to outside designers and customer shipping and handling charges.

FORM 10-K

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses include costs associated with the selling and promotion of products as well as administrative expenses. The types of expenses associated with these functions are store operating expenses (such as labor, rent and utilities), advertising and other corporate level administrative expenses.

Advertising Costs

Media and production costs for print advertising are expensed as incurred, while catalog costs are expensed upon mailing. Advertising costs, which include media, production, catalogs, promotional events and other related costs totaled $173,975,000, $161,688,000 and $136,511,000 in 2007, 2006 and 2005, representing 5.9%, 6.3% and 5.9% of net sales, respectively.

Preopening Costs

Costs associated with the opening of new retail stores are expensed in the period incurred.

Stock-Based Compensation

New, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock, are measured at fair value and recognized as compensation expense over the requisite service period.

Merchandise Design Activities

Merchandise design activities consist of conceptual formulation and design of possible products and creation of preproduction prototypes and molds. Costs associated with these activities are expensed as incurred.

Foreign Currency

The functional currency of most of the Company's foreign subsidiaries and branches is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. The Company also recognizes gains and losses associated with transactions that are denominated in foreign currencies. The Company recorded a net gain resulting from foreign currency transactions of $2,290,000 in 2007, a net loss of $1,549,000 in 2006 and a net gain of $2,245,000 in 2005 within other income, net.

Income Taxes

Income taxes are accounted for by using the asset and liability method in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. In evaluating the exposures associated with the Company's various tax filing positions, management records reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN No. 48"). The Company, its domestic subsidiaries and the foreign branches of its domestic subsidiaries file a consolidated Federal income tax return.

Earnings Per Share

Basic earnings per share is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of the assumed exercise of stock options and restricted stock units.

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted earnings per share ("EPS") computations:

	Years Ended January 31,		
(in thousands)	2008	2007	2006
Net earnings for basic and diluted EPS	$ 303,772	$ 253,927	$ 254,655
Weighted-average shares for basic EPS	134,748	138,362	142,976
Incremental shares based upon the assumed exercise of stock options and restricted stock units	3,392	2,479	2,602
Weighted-average shares for diluted EPS	138,140	140,841	145,578

For the years ended January 31, 2008, 2007 and 2006, there were 427,000, 4,543,000 and 4,586,000 stock options and restricted stock units excluded from the computations of earnings per diluted share due to their antidilutive effect.

New Accounting Standards

In July 2006, the FASB issued FIN No. 48 which clarifies the accounting for uncertainty in income tax positions by prescribing a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings at the beginning of the year. The Company has adopted FIN No. 48 as of February 1, 2007 which resulted in a charge of $4,299,000 to retained earnings as a cumulative effect of an accounting change (see Note O).

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which establishes a framework for measuring fair value of assets and liabilities and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the implementation of the provisions of SFAS No. 157 relating to nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. Management has evaluated the provisions of SFAS No. 157 and determined that its adoption will not have a material effect on the Company's financial position or earnings.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS No. 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires the amount of consolidated net earnings attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Management has evaluated the provisions of SFAS No. 160 and determined that its adoption will not have a material effect on the Company's financial position or earnings.

C. ACQUISITIONS AND DISPOSITIONS

Management concluded that Little Switzerland, Inc.'s ("Little Switzerland") operations did not demonstrate the potential to generate a return on investment consistent with management's objectives and, therefore, during the second quarter of 2007 the Company's Board of Directors authorized the sale of Little Switzerland. On July 31, 2007, the Company entered into an agreement with NXP Corporation ("NXP") by which NXP would purchase 100% of the stock of Little Switzerland. The transaction closed on September 18, 2007 for net proceeds of $32,870,000 which excludes payments for existing trade payables owed to the Company by Little Switzerland. The purchase price remains subject to customary post-closing adjustments. The Company has agreed to continue to distribute TIFFANY & CO. merchandise through TIFFANY & CO. boutiques maintained in certain LITTLE SWITZERLAND stores post-closing. In addition, the Company has agreed to provide warehousing services to Little Switzerland for a transition period.

The Company determined that the continuing cash flows from Little Switzerland operations were not significant. Therefore, the results of Little Switzerland are presented as a discontinued operation in the consolidated financial statements for all periods presented. Prior to the reclassification, Little Switzerland's results had been included within the non-reportable segment Other.

Little Switzerland's loss before income taxes in 2007 includes a $54,260,000 pre-tax charge ($22,602,000 after-tax) due to the sale of Little Switzerland. The tax benefit recorded in connection with the charge included the effect of basis differences in the investment in Little Switzerland. In the fourth quarter of 2006, the Company performed its annual impairment testing for goodwill and determined that all goodwill for the Little Switzerland business was impaired as a result of store performance and cash flow projections. Therefore, the loss before income taxes in 2006 includes a $6,893,000 pre-tax charge related to the impairment of goodwill.

Summarized statement of earnings data for Little Switzerland is as follows:

	Years Ended January 31,		
(in thousands)	2008	2007	2006
Net revenues	$ 52,817	$ 87,587	$ 82,361
Loss on disposal	$ 54,260	$ -	$ -
Loss from operations	5,401	15,873	5,080
Income tax (benefit) expense	(32,114)	(1,107)	548
Loss from discontinued operations, net of tax	$ 27,547	$ 14,766	$ 5,628

Summarized balance sheet data for Little Switzerland is as follows:

(in thousands)	January 31, 2007
Assets held for sale:	
Inventories, net	$ 67,948
Other current assets	5,526
Property, plant and equipment, net	20,246
Other assets	13,012
Total assets held for sale	$ 106,732
Liabilities held for sale:	
Current liabilities	$ 17,631
Other liabilities	4,377
Total liabilities held for sale	$ 22,008

In October 2005, the Company acquired a corporation that specializes in polishing small carat weight diamonds. The price paid by the Company for the entire equity interest in this corporation was $2,000,000, of which $1,200,000 was paid in 2005, $400,000 in 2006 and $400,000 in 2007. This acquisition was strategically important to the Company's diamond sourcing program, but not significant to the Company's financial position, earnings or cash flows.

The Company made a $10,000,000 investment ($4,500,000 in 2004 and $5,500,000 in 2005) in a joint venture that owns and operates a diamond polishing facility. The Company's interest in, and control over, this venture are such that its results are consolidated with those of the Company and its subsidiaries. The Company expects, through its investment, to gain access to additional supplies of diamonds that meet its quality standards.

D. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

(in thousands)		Years Ended January 31,	
	2008	2007	2006
Interest, net of interest capitalization	$ 23,543	$ 24,493	$ 18,593
Income taxes	$ 142,034	$ 141,209	$ 210,360

Details of businesses acquired in purchase transactions:

(in thousands)		Years Ended January 31,	
	2008	2007	2006
Fair value of assets acquired	$ –	$ –	$ 2,306
Liabilities assumed	–	–	(958)
Cash paid for acquisition	–	–	1,348
Cash acquired	–	–	(3)
Additional consideration on prior-year acquisitions	400	400	5,500
Net cash paid for acquisition	$ 400	$ 400	$ 6,845

Supplemental noncash investing and financing activities:

(in thousands)		Years Ended January 31,	
	2008	2007	2006
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	$ 2,450	$ 4,550	$ 4,400

E. INVENTORIES

(in thousands)		January 31,
	2008	2007
Finished goods	$ 812,928	$ 772,102
Raw materials	352,211	316,206
Work-in-process	77,326	58,366
	$ 1,242,465	$ 1,146,674

LIFO-based inventories at January 31, 2008 and 2007 represented 68% and 72% of inventories, net, with the current cost exceeding the LIFO inventory value by $137,152,000 and $108,501,000. The Company recorded a $19,212,000 pre-tax charge during the fourth quarter of 2007 within cost of sales related to the discontinuance of certain watch models as a result of the Company's recent agreement by which The Swatch Group Ltd. will design, manufacture, distribute and market TIFFANY & CO. brand watches worldwide.

F. PROPERTY, PLANT AND EQUIPMENT

(in thousands)	January 31, 2008	2007
Land	$ 41,713	$ 201,529
Buildings	104,527	157,708
Leasehold improvements	623,048	543,289
Office equipment	325,864	283,610
Furniture and fixtures	178,535	149,129
Machinery and equipment	104,377	96,720
Construction-in-progress	21,379	11,994
	1,399,443	1,443,979
Accumulated depreciation and amortization	(651,233)	(531,836)
	$ 748,210	$ 912,143

The provision for depreciation and amortization for the years ended January 31, 2008, 2007 and 2006 was $129,462,000, $118,129,000 and $110,018,000. In each of those years, the Company accelerated the depreciation of certain leasehold improvements and equipment as a result of the shortening of useful lives related to renovations and/or expansions of retail stores and office facilities. The amount of accelerated depreciation recognized was $3,916,000, $3,467,000 and $3,710,000 for the years ended January 31, 2008, 2007 and 2006.

G. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)	January 31, 2008	2007
Accounts payable-trade	$ 69,186	$ 69,039
Accrued compensation and commissions	64,302	47,511
Accrued sales, withholding and other taxes	19,432	33,721
Other	50,702	48,200
	$ 203,622	$ 198,471

FORM 10-K

H. DEBT

(in thousands)	January 31, 2008	2007
Short-term borrowings:		
Credit Facility	$ 40,695	$ 106,681
Other	3,337	-
	44,032	106,681
Long-term debt:		
Senior Notes:		
6.90% Series A, due 2008	$ 60,000	$ 60,000
7.05% Series B, due 2010	40,000	40,000
6.15% Series C, due 2009	41,272	39,706
6.56% Series D, due 2012	64,231	59,848
4.50% yen loan, due 2011	46,755	41,110
First Series Yen Bonds, due 2010	140,265	123,329
Hong Kong Term Loan, due 2011	12,624	34,572
Switzerland Term Loan, due 2011	3,958	13,216
	409,105	411,781
Less current portion of long-term debt	65,640	5,398
	$ 343,465	$ 406,383

FORM 10-K

Credit Facility

In July 2005, the Company entered into a $300,000,000 revolving credit facility ("Credit Facility") and, in October 2006, exercised its option to increase the Credit Facility by $150,000,000 to $450,000,000. The Company has the option to increase such commitments to $500,000,000. Borrowings may be made from eight participating banks and are at interest rates based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. The Credit Facility, which expires in July 2010, requires the payment of an annual fee based on the total commitment and contains covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature. The weighted-average interest rate for the Credit Facility was 4.58% and 2.44% at January 31, 2008 and 2007.

6.90% Series A Senior Notes and 7.05% Series B Senior Notes

In December 1998, the Company, in private transactions with various institutional lenders, issued, at par, $60,000,000 principal amount 6.90% Series A Senior Notes Due 2008 and $40,000,000 principal amount 7.05% Series B Senior Notes Due 2010. The proceeds of these issuances were used by the Company for working capital and to refinance a portion of the outstanding short-term indebtedness. The Note Purchase Agreements require lump sum repayments upon maturities, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings.

6.15% Series C Senior Notes and 6.56% Series D Senior Notes

In July 2002, the Company, in a private transaction with various institutional lenders, issued, at par, $40,000,000 of 6.15% Series C Senior Notes Due 2009 and $60,000,000 of 6.56% Series D Senior Notes

Due 2012 with lump sum repayments upon maturities. The proceeds of these issuances were used by the Company for general corporate purposes, working capital and to redeem previously issued Senior Notes which came due in January 2003. The Note Purchase Agreements require maintenance of specific financial covenants and ratios and limit certain changes to indebtedness and the general nature of the business, in addition to other requirements customary to such borrowings. Concurrent with the issuance of such debt, the Company entered into an interest-rate swap agreement to hedge the change in fair value of its fixed-rate obligation. Under the swap agreement, the Company pays variable-rate interest and receives fixed interest-rate payments periodically over the life of the instrument. The Company accounts for the interest-rate swap agreement as a fair-value hedge of the debt (see Note I), requiring the debt to be valued at fair value. The interest-rate swap agreement had the effect of decreasing interest expense by $535,000 for the year ended January 31, 2008, increasing interest expense by $424,000 for the year ended January 31, 2007, and decreasing interest expense by $751,000 for the year ended January 31, 2006.

4.50% Yen Loan

The Company has a yen 5,000,000,000 ($46,755,000 at January 31, 2008), 15-year term loan due 2011, bearing interest at a rate of 4.50%.

First Series Yen Bonds

In September 2003, the Company issued yen 15,000,000,000 ($140,265,000 at January 31, 2008) of senior unsecured First Series Yen Bonds ("Bonds") due in 2010 with principal due upon maturity and a fixed coupon rate of 2.02% payable in semi-annual installments. The Bonds were sold in a private transaction to qualified institutional investors in Japan. The proceeds from the issuance were primarily used by the Company to finance the purchase of the land and building housing its Tokyo Flagship store, which was subsequently sold in 2007.

Term Loans

In January 2006, the Company borrowed HKD 300,000,000 ($38,672,000 at issuance) ("Hong Kong Term Loan") and CHF 19,500,000 ($15,145,000 at issuance) ("Switzerland Term Loan") due in January 2011. These funds were used to partially finance the repatriation of dividends related to the American Jobs Creation Act of 2004 (see Note O). Principal payments of 10% of the original principal amount are due each year, with the balance due upon maturity. Amounts may be prepaid without incurring penalties. The covenants of the term loans are similar to the Credit Facility. Interest rates are based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. The interest rates for the Hong Kong Term Loan and the Switzerland Term Loan were 3.96% and 3.09%, respectively, at January 31, 2008 and 4.28% and 2.40%, respectively, at January 31, 2007.

Other Lines of Credit

The Company had other lines of credit totaling $9,206,000, of which $3,337,000 was outstanding at January 31, 2008.

The Company had letters of credit and financial guarantees of $20,139,000 outstanding at January 31, 2008.

Debt Covenants

As of January 31, 2008, the Company was in compliance with all covenants. In the event of any default of payment or performance obligations extending beyond applicable cure periods under the provisions of any one of the Credit Facility, Senior Notes or Term Loans, the loan agreements may be terminated or payment of the notes accelerated. Further, each of the Credit Facility, Senior Notes or Term Loans contain cross default provisions permitting the termination of the loans, or acceleration of the notes, as the case may be, in the event that any of the Company's other debt obligations are terminated or accelerated prior to the expressed maturity.

Long-Term Debt Maturities

Aggregate maturities of long-term debt as of January 31, 2008 are as follows:

Years Ending January 31,	Amount *(in thousands)*
2009	$ 65,640
2010	46,912
2011	185,567
2012	46,755
2013	64,231
Thereafter	–
	$ 409,105

FORM 10-K

I. FINANCIAL INSTRUMENTS

Hedging Instruments

In the normal course of business, the Company uses financial hedging instruments, including derivative financial instruments, for purposes other than trading. These instruments include interest-rate swap agreements, foreign currency-purchased put options, forward foreign-exchange contracts and a combination of call and put option contracts in a net-zero cost collar arrangement ("collars"). The Company does not use derivative financial instruments for speculative purposes.

The Company's foreign subsidiaries and branches satisfy nearly all of their inventory requirements by purchasing merchandise, payable in U.S. dollars, from the Company's principal subsidiary. Accordingly, the foreign subsidiaries and branches have foreign currency exchange risk that may be hedged. In addition, the Company has foreign currency exchange risk related to foreign currency-denominated purchases of inventory and services from third-party vendors. To mitigate these risks, the Company uses foreign-exchange forward contracts to hedge the settlement of foreign currency liabilities. At January 31, 2008 and 2007, the Company had $7,311,000 and $5,885,000 of outstanding forward foreign-exchange contracts, which subsequently matured in February and March 2008 and February and March 2007, respectively.

To minimize the potentially negative effect of a significant strengthening of the U.S. dollar against the yen, the Company purchases yen put options ("options") as hedges of forecasted purchases of merchandise. The Company accounts for its option contracts as cash-flow hedges. The Company assesses hedge effectiveness based on the total changes in the options' cash flows. The effective portion of unrealized gains and losses associated with the value of the option contracts is deferred as a component of accumulated other comprehensive gain (loss) and is recognized as a component of cost of sales on the

Company's consolidated statement of earnings when the related inventory is sold. There was no material ineffectiveness related to the Company's option contracts in 2007, 2006 and 2005.

Beginning in the first quarter of 2007, the Company began using collars as hedges of forecasted purchases of precious metals to minimize the effect of changes in platinum and silver prices. The Company accounts for its collars as cash-flow hedges. The Company assesses hedge effectiveness based on the total changes in the collars' cash flows. The effective portion of unrealized gains and losses associated with the value of the collars is deferred as a component of other comprehensive gain (loss) and is recognized as a component of cost of sales on the Company's consolidated statement of earnings when the related inventory is sold. There was no material ineffectiveness related to the Company's collars in 2007.

As discussed in Note H, the Company uses an interest-rate swap agreement to effectively convert its fixed-rate Senior Notes Series C and Series D obligations to floating-rate obligations. The Company accounts for the interest-rate swaps as a fair-value hedge. The terms of each swap agreement match the terms of the underlying debt, resulting in no ineffectiveness.

Hedging activity affected accumulated other comprehensive gain (loss), net of tax, as follows:

	Years Ended January 31,	
(in thousands)	2008	2007
Balance at beginning of period	$ 2,046	$ 3,247
Gains transferred to earnings, net of tax expense of $1,089 and $2,006	(2,013)	(3,725)
Change in fair value, net of tax expense of $979 and $1,359	856	2,524
	$ 889	$ 2,046

The Company expects that $951,000 of net derivative gains included in accumulated other comprehensive income at January 31, 2008 will be reclassified into earnings within the next 12 months. This amount will vary due to fluctuations in the yen exchange rate and precious metal prices. The maximum term over which the Company is hedging its exposure to the variability of future cash flows for all forecasted transactions is 12 months.

Fair Value

The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates carrying value due to the short-term maturities of these assets and liabilities. The fair value of short-term borrowings and certain long-term debt approximates carrying value due to its variable interest-rate terms. The fair value of certain long-term debt was determined using the quoted market prices of debt instruments with similar terms and maturities. The fair value of the interest-rate swap agreements is based on the amounts the Company would expect to pay/receive to/from third parties to terminate the agreements.

The carrying amounts and estimated fair values of financial instruments are as follows:

	January 31,			
	2008		2007	
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Mutual funds	$ 28,133	$ 28,133	$ 26,615	$ 26,615
Auction rate securities	-	-	15,500	15,500
Short-term borrowings	44,032	44,032	106,681	106,681
Current portion of long-term debt	65,640	67,273	5,398	5,398
Long-term debt	343,465	355,976	406,383	419,220
Yen put options	863	863	6,056	6,056
Collars	6,435	6,435	-	-
Interest-rate swap agreements	5,503	5,503	(446)	(446)

J. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities and equipment. Retail store leases may require the payment of minimum rentals and contingent rent based on a percentage of sales exceeding a stipulated amount. The lease agreements, which expire at various dates through 2051, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Lease expense includes predetermined rent escalations (including escalations based on the Consumer Price Index or other indices) and is recorded on a straight-line basis over the term of the lease. Adjustments to indices are treated as contingent rent and recorded in the period that such adjustments are determined.

In the third quarter of 2007, the Company entered into a sale-leaseback arrangement for the land and multi-tenant building housing the TIFFANY & CO. Flagship store in Tokyo's Ginza shopping district. The Company is leasing back that portion of the property that it occupied immediately prior to the transaction. In the third quarter of 2007, the Company received proceeds of $327,537,000 (¥38,050,000,000) and the transaction resulted in a pre-tax gain of $105,051,000, recorded within other operating income, and a deferred gain of $75,244,000, which will be amortized in SG&A expenses over a 15-year period. The pre-tax gain represents the profit on the sale of the property in excess of the present value of the minimum lease payments. The lease is accounted for as an operating lease. The lease expires in 2032; however, the Company has options to terminate the lease in 2022 and 2027 without penalty.

In the third quarter of 2007, the Company entered into a sale-leaseback arrangement for the building housing the TIFFANY & CO. Flagship store in London. The Company sold the building for proceeds of $148,628,000 (£73,000,000) and simultaneously entered into a 15-year lease with two 10-year renewal options. The transaction resulted in a deferred gain of $63,961,000, which will be amortized in SG&A expenses over a 15-year period. The Company continues to occupy the entire building and the lease is accounted for as an operating lease.

In the third quarter of 2005, the Company entered into a sale-leaseback arrangement for its Retail Service Center, a distribution and administrative office facility. The Company received proceeds of $75,000,000 resulting in a gain of $5,300,000, which has been deferred and is being amortized over the lease term. The lease has been accounted for as an operating lease. The lease expires in 2025 and has two ten-year renewal options.

Rent expense for the Company's operating leases, including escalations, consisted of the following:

	Years Ended January 31,		
(in thousands)	2008	2007	2006
Minimum rent for retail locations	$ 82,577	$ 54,153	$ 48,633
Contingent rent based on sales	40,694	34,756	30,395
Office, distribution and manufacturing facilities and equipment	15,633	29,435	27,099
	$ 138,904	$ 118,344	$ 106,127

Aggregate minimum annual rental payments under non-cancelable operating leases are as follows:

Years Ending January 31,	Minimum Annual Rental Payments *(in thousands)*
2009	$ 114,078
2010	109,092
2011	101,146
2012	91,878
2013	84,736
Thereafter	523,609

The Company entered into a diamond purchase agreement with Aber Diamond Corporation ("Aber") whereby the Company has the obligation to purchase a minimum of $50,000,000 of diamonds, subject to availability and the Company's quality standards, per year for 10 years beginning in 2004.

At January 31, 2008, the Company's contractual cash obligations and contingent funding commitments were: inventory purchases of $403,571,000 including the obligation under the agreement with Aber, non-inventory purchases of $9,946,000, construction-in-progress of $16,047,000 and other contractual obligations of $12,473,000.

The Company is party to a CDN$35,000,000 ($35,423,000 at January 31, 2008) credit facility and a CDN$8,000,000 ($8,097,000 at January 31, 2008) working capital loan commitment (collectively the "Commitment") to Tahera, a Canadian diamond mining and exploration company. At January 31, 2008, the Commitment was fully funded and no further amounts remain available to Tahera. In consideration of the Commitment, the Company was granted the right to purchase or market all diamonds mined at the Jericho mine. This mine has been developed and constructed by Tahera in Nunavut, Canada (the "Project"). Indebtedness under the Commitment is secured by certain assets of the Project. Although the Project has been operational, Tahera has continued to experience financial losses as a result of production problems, appreciation of the Canadian Dollar versus the U.S. Dollar, the rise of oil prices and other costs relative to diamond prices. Due to the financial difficulties, Tahera sought additional financing in the fourth quarter of 2007 in order to meet its cash flow requirements but was not successful. In January 2008, Tahera filed for protection from creditors pursuant to the provisions of the Companies' Creditors Arrangement Act in Canada. Tahera is continuing to pursue financing and strategic alternatives, but it has not shown indications of possible success to-date and the Project's operations have had to cease and be placed in care and maintenance mode. As a result of these events, the Company's management has determined that collectibility of the outstanding Commitment is not probable. Therefore, the Company has recorded an impairment charge of $47,981,000, within SG&A expenses, for the full amount outstanding including accrued interest under the Commitment.

The Company has an agreement with Mitsukoshi Ltd. of Japan ("Mitsukoshi") which is subject to renewal on an annual basis. The agreement continued long-standing commercial relationships that the Company has maintained with Mitsukoshi. Sales at Mitsukoshi department stores represented 5%, 9% and 11% of net sales for the years ended January 31, 2008, 2007 and 2006. The Company also operates boutiques in other Japanese department stores. The Company pays the department stores a percentage fee based on sales generated in these locations. Fees paid to Mitsukoshi and other Japanese department stores totaled $65,513,000, $69,982,000 and $72,231,000 in 2007, 2006 and 2005 and are included in SG&A expenses. Sales transacted at these retail locations are recognized at the "point of sale."

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business, including proceedings to protect its trademark rights, litigation instituted by persons injured upon premises under the Company's control, litigation with present and former employees and litigation claiming infringement of the copyrights and patents of others. Management believes that such pending litigation will not have a significant effect on the Company's financial position, earnings or cash flows.

K. RELATED PARTIES

The Company's Chairman of the Board and Chief Executive Officer is a member of the Board of Directors of The Bank of New York Mellon, which serves as the Company's lead bank for its Credit Facility, provides other general banking services; serves as the trustee and an investment manager for the Company's pension plan; and Mellon Investor Services LLC serves as the Company's transfer agent and registrar. In addition, the Company's President is a member of the Board of Directors of The Bank of New York Hamilton Funds, Inc. Fees paid to the bank for services rendered, interest on debt and premiums on derivative contracts amounted to $1,534,000, $2,375,000 and $1,931,000 in 2007, 2006 and 2005.

The Company's Executive Vice President and Chief Financial Officer is a member of the Board of Directors of The Dun & Bradstreet Corporation. Fees paid to that company for credit information reports were less than $100,000 in each of 2007, 2006 and 2005.

A member of the Company's Board of Directors is a Senior Managing Director of Evercore Partners, a financial advisory and private equity firm. Fees paid to that company for financial advisory services, all of which related to the sale of Little Switzerland, were $1,136,000 in 2007.

A member of the Company's Board of Directors was an officer of IBM Corporation until January 2006. Fees paid to that company for information technology equipment and services rendered amounted to $14,794,000 in 2005.

FORM 10-K

L. STOCKHOLDERS' EQUITY

Stock Repurchase Program

In January 2008, the Company's Board of Directors amended the existing share repurchase program to extend the expiration date of the program to January 2011 and to authorize the repurchase of up to an additional $500,000,000 of the Company's Common Stock. The timing of repurchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as price and other market conditions.

The Company's share repurchase activity was as follows:

	Years Ended January 31,		
(in thousands, except per share amounts)	2008	2007	2006
Cost of repurchases	$ 574,608	$ 281,176	$ 132,816
Shares repurchased and retired	12,374	8,149	3,835
Average cost per share	$ 46.44	$ 34.50	$ 34.63

At January 31, 2008, there remained $620,806,000 of authorization for future repurchases under the program.

Cash Dividends

In August 2007, the Company's Board of Directors declared a 25% increase in the quarterly dividend rate on common shares, increasing it from $0.12 per share to $0.15 per share. In May 2007, they declared a 20% increase in the quarterly rate, increasing it from $0.10 per share to $0.12 per share. In May 2006, they declared a 25% increase in the quarterly rate, increasing it from $0.08 per share to $0.10 per share. On February 21, 2008, they declared a quarterly dividend of $0.15 per common share. This dividend will be paid on April 10, 2008 to stockholders of record on March 20, 2008.

M. STOCK COMPENSATION PLANS

The Company has two stock compensation plans under which awards may continue to be made: the Employee Incentive Plan and the Directors Option Plan, both of which were approved by the stockholders. No award may be made under the employee plan after April 30, 2015 and under the Directors Option Plan after May 21, 2008.

Under the Employee Incentive Plan, the maximum number of common shares authorized for issuance was 11,000,000, as amended (subject to adjustment); awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock (or rights to receive shares of stock) and cash. Awards of shares (or rights to receive shares) reduce the above authorized amount by 1.58 shares for every share delivered pursuant to such an award. Awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair-market value.

The Company grants performance stock units ("PSU") and stock options to the executive officers of the Company. Other management employees are granted restricted stock units ("RSU") or a combination of RSU's and PSU's. Stock options vest in increments of 25% per year over four years. PSU's issued to the executive officers vest at the end of a three-year period while PSU's issued to other management employees vest in increments of 25% per year over a four-year period. All PSU's are contingent on the Company's performance against pre-set objectives established by the Compensation Committee of the Company's Board of Directors. RSU's vest in increments of 25% per year over a four-year period. The PSU's and RSU's require no payment from the employee. PSU and RSU payouts will be in shares of Company stock at vesting. Compensation expense is recognized using the fair market value at the date of grant and recorded ratably over the vesting period. However, PSU compensation expense may be adjusted over the vesting period if interim performance objectives are not met.

Under the Directors Option Plan, the maximum number of shares of Common Stock authorized for issuance was 1,000,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 20,000 (subject to adjustment) shares per non-employee director in any fiscal year; awards made in the form of stock options may have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair-market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below market exercise price options. All director options granted to-date vest in increments of 50% per year over a two-year period.

The Company uses newly-issued shares to satisfy stock option exercises and vesting of PSU's and RSU's.

The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model and compensation expense is recognized ratably over the vesting period. The valuation model uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate the expected term of the option that represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date.

	Years Ended January 31,		
	2008	2007	2006
Dividend yield	0.7%	0.7%	0.5%
Expected volatility	33.5%	38.5%	39.2%
Risk-free interest rate	4.0%	4.5%	4.6%
Expected term in years	7	8	7

A summary of the option activity for the Company's stock option plans is presented below:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value *(in thousands)*
Outstanding at January 31, 2007	11,153,201	$ 30.26		
Granted	497,000	37.89		
Exercised	(2,810,152)	24.48		
Forfeited/cancelled	(67,038)	38.33		
Outstanding at January 31, 2008	8,773,011	$ 32.49	4.79	$ 58,456
Exercisable at January 31, 2008	7,597,108	$ 31.75	4.16	$ 56,433

FORM 10-K

The weighted-average grant-date fair value of options granted for the years ended January 31, 2008, 2007 and 2006 was $14.81, $18.75 and $17.56. The total intrinsic value (market value on date of exercise less grant price) of options exercised during the years ended January 31, 2008, 2007 and 2006 was $69,693,000, $21,518,000 and $34,336,000.

A summary of the activity for the Company's RSU's is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 31, 2007	1,269,517	$ 37.99
Granted	547,280	37.57
Vested	(389,453)	37.36
Forfeited	(91,251)	37.92
Non-vested at January 31, 2008	1,336,093	$ 38.02

A summary of the activity for the Company's PSU's is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 31, 2007	942,000	$ 36.25
Granted	491,352	36.03
Non-vested at January 31, 2008	1,433,352	$ 36.18

The weighted-average grant-date fair value of RSU's granted for the years ended January 31, 2007 and 2006 was $39.33 and $39.10. The weighted-average grant-date fair value of PSU's granted for the years ended January 31, 2007 and 2006 was $40.15 and $37.84.

As of January 31, 2008, there was $74,888,000 of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the Employee Incentive Plan and Directors Option Plan. The expense is expected to be recognized over a weighted-average period of 2.9 years. The total fair value of RSU's vested during the year ended January 31, 2008, 2007 and 2006 was $15,183,000, $9,826,000 and $4,594,000. No PSU's were vested or forfeited during the years ended January 31, 2008, 2007 and 2006.

Total compensation cost for stock-based-compensation awards recognized in income and the related income tax benefit was $37,069,000 and $13,764,000 for the year ended January 31, 2008, $32,793,000 and $13,061,000 for the year ended January 31, 2007 and $25,622,000 and $10,104,000 for the year ended January 31, 2006. Total compensation cost capitalized in inventory was not significant.

N. EMPLOYEE BENEFIT PLANS

Pensions and Other Postretirement Benefits

The Company maintains the following pension plans: a noncontributory defined benefit pension plan ("Qualified Plan") covering substantially all U.S. employees hired before January 1, 2006 and qualified in accordance with the Internal Revenue Service Code, a non-qualified unfunded retirement income plan ("Excess Plan") covering certain employees affected by Internal Revenue Service Code compensation limits, a non-qualified unfunded Supplemental Retirement Income Plan ("SRIP") that covers executive officers of the Company and a noncontributory defined benefit pension plan covering substantially all employees of Tiffany and Company Japan Inc. ("Japan Plan").

Qualified Plan benefits are based on the highest five years of compensation and the number of years of service. Effective February 1, 2007, the Qualified Plan was amended to allow participants with at least 10 years of service who retire after attaining age 55 to receive reduced retirement benefits. The Company funds the Qualified Plan's trust in accordance with regulatory limits to provide for current service and for the unfunded benefit obligation over a reasonable period and for current service benefit accruals. The Company made cash contributions of $15,000,000 to the Qualified Plan in 2007 and plans to contribute approximately $15,000,000 in 2008. However, this expectation is subject to change based on asset performance being significantly different than the assumed long-term rate of return on pension assets.

Effective February 1, 2006, the Qualified Plan was amended to exclude all employees hired on or after January 1, 2006 from the Qualified Plan. Instead, employees hired on or after January 1, 2006 will be eligible to receive a defined contribution retirement benefit under the Employee Profit Sharing and Retirement Savings Plan (see below). Employees hired before January 1, 2006 will continue to be eligible for and accrue benefits under the Qualified Plan.

On January 1, 2004, the Company established the Excess Plan which uses the same retirement benefit formula set forth in the Qualified Plan, but includes earnings that are excluded under the Qualified Plan due to Internal Revenue Service Code qualified pension plan limitations. Benefits payable under the Qualified Plan offset benefits payable under the Excess Plan. Employees vested under the Qualified Plan are vested under the Excess Plan; however, benefits under the Excess Plan are subject to forfeiture if employment is terminated for cause and, for those who leave the Company prior to age 65 if they fail to execute and adhere to non-competition and confidentiality covenants. Effective February 1, 2007, the Excess Plan was amended to allow participants with at least 10 years of service who retire after attaining age 55 to receive reduced retirement benefits.

The SRIP is a supplement to the Qualified Plan, Excess Plan and Social Security by providing additional payments upon a participant's retirement. Benefits payable under the Qualified Plan, Excess Plan and Social Security offset benefits payable under the SRIP. Effective February 1, 2007, benefits payable under the SRIP do not vest until a participant both (i) attains at least age 55 while employed by the Company and (ii) the employee has provided at least 10 years of service, except in the event of a change in control. Furthermore, benefits are subject to forfeiture if benefits under the Excess Plan are forfeited.

Japan Plan benefits are based on monthly compensation and the numbers of years of service. Benefits are payable in a lump sum upon retirement, termination, resignation or death if the participant has completed at least three years of service and attains at least age 60 while employed by Tiffany and Company Japan Inc.

The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. The actuarial present value of the benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees.

The Company provides certain health-care and life insurance benefits ("Other Postretirement Benefits") for current and retired employees and accrues the cost of providing these benefits throughout the employees' active service period until they attain full eligibility for those benefits. Substantially all of the Company's U.S. full-time employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The cost of providing postretirement health-care benefits is shared by the retiree and the Company, with retiree contributions evaluated annually and adjusted in order to maintain the Company/retiree cost-sharing target ratio. The life insurance benefits are noncontributory. The Company's employee and retiree health-care benefits are administered by an insurance company, and premiums on life insurance are based on prior years' claims experience.

FORM 10-K

The Company uses a December 31 measurement date for its U.S. employee benefit plans and January 31 for the Japan Plan. In accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)", the Company is required to change the measurement date of plan assets and benefit obligations from December 31 to January 31 for the fiscal year ending January 31, 2008. The Company does not expect the change in measurement date to have a significant impact on the Company's financial position or earnings.

Obligations and Funded Status

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans as of the measurement date:

	January 31,			
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2008	2007	2008	2007
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 265,482	$ 249,015	$ 31,819	$ 24,983
Service cost	17,796	16,643	1,513	900
Interest cost	15,932	13,739	1,671	1,417
Participants' contributions	–	–	293	446
MMA retiree drug subsidy	–	–	62	164
Amendment	–	6,500	–	6,207
Actuarial gain	(21,253)	(15,312)	(5,053)	(518)
Benefits paid	(5,422)	(4,844)	(1,014)	(1,780)
Translation	1,029	(259)	–	–
Benefit obligation at end of year*	273,564	265,482	29,291	31,819
Change in plan assets:				
Fair value of plan assets at beginning of year	211,020	173,436	–	–
Actual return on plan assets	17,234	21,612	–	–
Employer contribution	15,900	20,816	659	1,170
Participants' contributions	–	–	293	446
MMA retiree drug subsidy	–	–	62	164
Benefits paid	(5,422)	(4,844)	(1,014)	(1,780)
Fair value of plan assets at end of year	238,732	211,020	–	–
Funded status at end of year	$ (34,832)	$ (54,462)	$ (29,291)	$ (31,819)

*The benefit obligation for Pension Benefits is the projected benefit obligation and for Other Postretirement Benefits is the accumulated postretirement benefit obligation.

The following tables provide additional information regarding the Company's pension plans' projected benefit obligations and assets (included in pension benefits in the table above) and accumulated benefit obligation:

	January 31, 2008				
(in thousands)	Qualified	Excess	SRIP	Japan	Total
Projected benefit obligation	$ 221,595	$ 29,622	$ 13,791	$ 8,556	$ 273,564
Fair value of plan assets	238,732	–	–	–	238,732
Funded status	$ 17,137	$ (29,622)	$ (13,791)	$ (8,556)	$ (34,832)
Accumulated benefit obligation	$ 180,380	$ 14,374	$ 6,127	$ 6,085	$ 206,966

	January 31, 2007				
(in thousands)	Qualified	Excess	SRIP	Japan	Total
Projected benefit obligation	$ 214,292	$ 29,438	$ 14,331	$ 7,421	$ 265,482
Fair value of plan assets	211,020	–	–	–	211,020
Funded status	$ (3,272)	$ (29,438)	$ (14,331)	$ (7,421)	$ (54,462)
Accumulated benefit obligation	$ 176,951	$ 10,483	$ 4,660	$ 4,879	$ 196,973

At January 31, 2008, the Company had a non-current asset of $17,137,000, a current liability of $2,006,000 and a non-current liability of $79,254,000 for pension and other postretirement benefits. At January 31, 2007, the Company had a current liability of $1,815,000 and a non-current liability of $84,466,000 for pension and other postretirement benefits.

Amounts recognized in accumulated other comprehensive income consist of:

	January 31,			
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2008	2007	2008	2007
Net actuarial loss (gain)	$ 1,112	$ 28,703	$ (1,269)	$ 3,794
Prior service cost (credit)	8,623	9,899	(10,004)	(10,794)
Deferred income taxes	(3,854)	(15,416)	3,264	474
	$ 5,881	$ 23,186	$ (8,009)	$ (6,526)

The estimated pre-tax amount that will be amortized from accumulated other comprehensive income into net periodic benefit cost within the next 12 months is as follows:

(in thousands)	Pension Benefits	Other Postretirement Benefits
Net actuarial loss	$ 349	$ –
Prior service cost (credit)	1,282	(790)
	$ 1,631	$ (790)

FORM 10-K

FORM 10-K

Net Periodic Benefit Cost

Net periodic pension and other postretirement benefit expense included the following components:

	Years Ended January 31,					
	Pension Benefits			Other Postretirement Benefits		
(in thousands)	2008	2007	2006	2008	2007	2006
Net Periodic Benefit Cost:						
Service cost	$ 17,796	$16,643	$13,802	$ 1,513	$ 900	$ 1,697
Interest cost	15,932	13,739	12,118	1,671	1,417	1,780
Expected return on plan assets	(13,704)	(11,699)	(10,052)	-	-	-
Amortization of prior service cost	1,281	712	815	(790)	(1,291)	(856)
Amortization of net loss	2,957	4,186	2,956	10	144	74
Net expense	$24,262	$23,581	$19,639	$ 2,404	$ 1,170	$ 2,695

Other Amounts Recognized in Other Comprehensive Income

Other changes in plan assets and benefit obligations recognized in other comprehensive income are as follows:

	Year Ended January 31,	
	Pension Benefits	Other Postretirement Benefits
(in thousands)	2008	2008
Net expense	$ 24,262	$ 2,404
Net actuarial gain	$ (24,629)	$ (5,053)
Recognized actuarial loss	(2,957)	(10)
Recognized prior service (cost) credit	(1,281)	790
Total recognized in other comprehensive income	$ (28,867)	$ (4,273)
Total recognized in net periodic benefit cost and other comprehensive income	$ (4,605)	$ (1,869)

Assumptions

Weighted-average assumptions used to determine benefit obligations:

	January 31,	
	Pension Benefits	
	2008	2007
Discount rate:		
Qualified Plan/ Excess Plan/ SRIP	6.50%	6.00%
Japan Plan	2.75%	2.75%
Rate of increase in compensation:		
Qualified Plan	4.00%	3.50%
Excess Plan	5.50%	5.00%
SRIP	8.50%	8.00%
Japan Plan	2.25%	2.25%

The discount rate for Other Postretirement Benefits was 6.50% and 6.00% for January 31, 2008 and 2007.

Weighted-average assumptions used to determine net periodic benefit cost:

	January 31,		
	Pension Benefits		
	2008	2007	2006
Discount rate:			
Qualified Plan/ Excess Plan/ SRIP	6.00%	5.75%	6.00%
Japan Plan	2.75%	2.75%	2.50%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of increase in compensation:			
Qualified Plan	3.50%	3.50%	3.50%
Excess Plan	5.00%	5.00%	3.50%
SRIP	8.00%	8.00%	8.00%
Japan Plan	2.25%	2.25%	2.00%

The discount rate for Other Postretirement Benefits was 6.00%, 5.75% and 6.00% for January 31, 2008, 2007 and 2006.

The expected long-term rate of return on Qualified Plan assets is selected by taking into account the average rate of return expected on the funds invested or to be invested to provide for benefits included in the projected benefit obligation. More specifically, consideration is given to the expected rates of return (including reinvestment asset return rates) based upon the plan's current asset mix, investment strategy and the historical performance of plan assets.

For postretirement benefit measurement purposes, 9.00% (for pre-age 65 retirees) and 10.00% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2008. The rate was assumed to decrease gradually to 5.00% by 2016 (for pre-age 65 retirees) and by 2018 (for post-age 65 retirees) and remain at that level thereafter.

Assumed health-care cost trend rates have a significant effect on the amounts reported for the Company's postretirement health-care benefits plan. A one-percentage-point increase in the assumed health-care cost trend rate would increase the Company's accumulated postretirement benefit obligation by $455,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $28,000 for the year ended January 31, 2008. Decreasing the assumed health-care cost trend rate by one-percentage-point would decrease the Company's accumulated postretirement benefit obligation by $416,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $25,000 for the year ended January 31, 2008.

Plan Assets

The Company's Qualified Plan asset allocation at the measurement date and target asset allocation by asset category are as follows:

		Percentage of Qualified Plan Assets at December 31,	
Asset Category	Target Asset Allocation	2007	2006
Equity securities	60% – 70%	66%	67%
Debt securities	20% – 30%	24	26
Other	5% – 15%	10	7
		100%	100%

Qualified Plan assets include investments in the Company's Common Stock, representing 1% of plan assets at December 31, 2006. At December 31, 2007, the Qualified Plan did not include any investments in the Company's Common Stock.

The Company's investment objectives, related to Qualified Plan assets, are the preservation of principal and the achievement of a reasonable rate of return over time. As a result, the Qualified Plan's assets are allocated based on an expectation that equity securities will outperform debt securities over the long term. Assets of the Qualified Plan are broadly diversified. Equity securities include U.S. large, middle and small capitalization equities and international equities. Debt securities include U.S. government, corporate and mortgage obligations. The Company attempts to mitigate investment risk by rebalancing asset allocation periodically.

Benefit Payments

The Company expects the following future benefit payments to be paid:

Years Ending January 31,	Pension Benefits *(in thousands)*	Other Postretirement Benefits *(in thousands)*
2009	$ 5,702	$ 955
2010	6,403	1,012
2011	7,288	1,076
2012	8,125	1,149
2013	9,029	1,226
2014-2018	67,957	7,590

Profit Sharing and Retirement Savings Plan

The Company maintains an Employee Profit Sharing and Retirement Savings Plan ("EPSRS Plan") that covers substantially all U.S.-based employees. Under the profit-sharing feature of the EPSRS Plan, the Company makes contributions, in the form of newly-issued Company Common Stock, to the employees' accounts based on the achievement of certain targeted earnings objectives established by, or as otherwise determined by, the Company's Board of Directors. The Company recorded expense of $4,750,000, $2,450,000 and $4,550,000 in 2007, 2006 and 2005. Under the retirement savings feature of the EPSRS Plan, employees who meet certain eligibility requirements may participate by contributing up to 15% of their annual compensation, and the Company provides a 50% matching cash contribution up to 6% of each participant's total compensation. The Company recorded expense of $6,940,000, $6,409,000 and $5,674,000 in 2007, 2006 and 2005. Contributions to both features of the EPSRS Plan are made in the following year.

Under the profit-sharing feature of the EPSRS Plan, the Company's stock contribution is required to be maintained in such stock until the employee has two or more years of service, at which time the employee may diversify his or her Company stock account into other investment options provided under the plan. Under the retirement savings portion of the EPSRS Plan, the employees have the ability to elect to invest their contribution and the matching contribution in Company stock. At January 31, 2008, investments in Company stock represented 28% of total EPSRS Plan assets.

Effective as of February 1, 2006, the EPSRS Plan was amended to provide a defined contribution retirement benefit (the "DCRB") to eligible employees hired on or after January 1, 2006 (see Pensions and Other Postretirement Benefits above). Under the DCRB, the Company will make contributions each year to each employee's account at a rate based upon age and years of service. These contributions will be deposited into individual accounts set up in each employee's name to be invested in a manner similar to the retirement savings portion of the EPSRS Plan. The Company recorded expense of $1,032,000 and $330,000 in 2007 and 2006.

Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan for directors, executives and certain management employees, whereby eligible participants may defer a portion of their compensation for payment at specified future dates, upon retirement, death or termination of employment. The deferred compensation is adjusted to reflect performance, whether positive or negative, of selected investment options, chosen by each participant, during the deferral period. The amounts accrued under the plans were $19,795,000 and $16,972,000 at January 31, 2008 and 2007 and are reflected in other long-term liabilities.

O. INCOME TAXES

Earnings from continuing operations before income taxes consisted of the following:

	Years Ended January 31,		
(in thousands)	2008	2007	2006
United States	$ 343,439	$ 253,573	$ 247,192
Foreign	178,763	166,735	125,862
	$ 522,202	$ 420,308	$ 373,054

Components of the provision for income taxes were as follows:

	Years Ended January 31,		
(in thousands)	2008	2007	2006
Current:			
Federal	$ 145,985	$ 84,477	$ 94,167
State	26,174	17,893	24,883
Foreign	149,975	48,755	40,042
	322,134	151,125	159,092
Deferred:			
Federal	(84,690)	(1,133)	(42,574)
State	(10,776)	1,572	(4,417)
Foreign	(35,785)	51	670
	(131,251)	490	(46,321)
	$ 190,883	$ 151,615	$ 112,771

Deferred tax assets (liabilities) consisted of the following:

	January 31,	
(in thousands)	2008	2007
Deferred tax assets:		
Pension/postretirement benefits	$ 21,654	$ 35,309
Inventory	31,195	36,643
Accrued expenses	13,125	10,430
Share-based compensation	28,020	25,403
Depreciation	16,780	7,198
Foreign net operating losses	23,171	19,626
Notes receivable	20,045	-
Sale-leaseback	86,866	-
Other	31,969	9,348
	272,825	143,957
Valuation allowance	(21,035)	(19,626)
	251,790	124,331
Deferred tax liabilities:		
State tax	(10,646)	(7,590)
Foreign tax credit	(8,741)	-
Other	(3,051)	(4,759)
	(22,438)	(12,349)
Net deferred tax asset	$ 229,352	$ 111,982

The Company has recorded a valuation allowance against certain deferred tax assets related to Federal, state and foreign net operating loss carryforwards where recovery is uncertain. The overall valuation allowance relates to tax loss carryforwards and temporary differences for which no benefit is expected to be realized. Tax loss carryforwards of approximately $27,000,000 and $77,000,000 exist in certain state and foreign jurisdictions, respectively. Whereas some of these tax loss carryforwards do not have an expiration date, others expire at various times from January 2009 through January 2028.

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate were as follows:

	Years Ended January 31,		
	2008	2007	2006
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	2.8	3.0	4.0
Foreign losses with no tax benefit	0.8	1.0	0.3
American Jobs Creation Act of 2004	–	–	(6.1)
Extraterritorial income exclusion	–	(0.7)	(1.9)
Undistributed foreign earnings	(0.9)	(1.6)	(1.0)
Domestic manufacturing deduction	(0.8)	(0.3)	(0.5)
Other	(0.3)	(0.3)	0.4
	36.6%	36.1%	30.2%

The American Jobs Creation Act of 2004 ("AJCA"), which was signed into law on October 22, 2004, created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The incentive effectively reduced the amount of U.S. Federal income tax due on repatriation. Taking advantage of the AJCA, the Company recorded an income tax benefit of $22,588,000 in 2005 associated with the repatriation of foreign earnings. The tax benefit to the Company occurred because the Company had previously accrued income taxes on un-repatriated foreign earnings at statutory tax rates. In total, the Company repatriated $178,245,000 of accumulated foreign earnings.

The Company determined that it has the intent to indefinitely reinvest any undistributed earnings of foreign subsidiaries which were not repatriated under the AJCA. As of January 31, 2008 and 2007, the Company has not provided deferred taxes on approximately $85,000,000 and $62,000,000 of undistributed earnings. U.S. Federal income taxes of approximately $16,600,000 and $11,300,000 would be incurred, respectively, if these earnings were distributed.

The Company adopted FIN No. 48 on February 1, 2007. As a result, the Company recorded a non-cash cumulative transition charge of $4,299,000 as a reduction to the opening retained earnings balance. As of February 1, 2007, the gross amount of unrecognized tax benefits was approximately $40,000,000, including interest and penalties of approximately $8,000,000. As of that date, the total amount of unrecognized tax benefits that, if recognized, would have affected the effective tax rate was approximately $22,500,000. The Company recognizes interest expense and penalties related to unrecognized tax benefits within income tax expense.

The following table reconciles the unrecognized tax benefits from the beginning of the period to the end of the period:

(in thousands)		
Unrecognized tax benefits at February 1, 2007	$	32,118
Gross increases – tax positions in prior period		13,413
Gross decreases – tax positions in prior period		(16,030)
Gross increases – current period tax positions		6,654
Settlements		(4,805)
Lapse of statute of limitations		(1,044)
Unrecognized tax benefits at January 31, 2008	$	30,306

As of January 31, 2008, the gross amount of unrecognized tax benefits was $33,701,000, including interest and penalties of $3,395,000. As of that date, the total amount of unrecognized tax benefits that, if recognized, would have affected the effective tax rate was $14,292,000.

The Company files income tax returns in the U.S. federal jurisdiction as well as various state and foreign locations. As a matter of course, various taxing authorities regularly audit the Company. The Company's tax filings are currently being examined by tax authorities in jurisdictions where its subsidiaries have a material presence, including Japan (tax years 2003-2005) and New York City (tax year 2002). Tax years from 2005-present are open to examination in the U.S. and tax years 2003-present are open to examination in various other state and foreign taxing jurisdictions. The Company believes that its tax positions comply with applicable tax law and that it has adequately provided for these matters. However, the audits may result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. Ongoing audits are in various stages of completion and while the Company does not anticipate any material changes in unrecognized income tax benefits over the next 12 months, future developments in the audit process may result in a change in this assessment.

P. SEGMENT INFORMATION

The Company's reportable segments are: U.S. Retail, International Retail and Direct Marketing (see Note A). These reportable segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. The Other channel of distribution includes all non-reportable segments which consist of worldwide sales of businesses operated under trademarks or tradenames other than TIFFANY & CO. Sales in the Other channel primarily represents wholesale sales of diamonds obtained through bulk purchases that are subsequently deemed not suitable for the Company's needs.

The Company's products are primarily sold in TIFFANY & CO. retail locations around the world. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

In deciding how to allocate resources and assess performance, the Company's Executive Officers regularly evaluate the performance of its reportable segments on the basis of net sales and earnings from operations, after the elimination of inter-segment sales and transfers. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Reclassifications were made to prior years' segment amounts to conform to the current year presentation and to reflect the revised manner in which management evaluates the performance of segments. Effective with the first quarter of 2007, the Company revised certain allocations of operating expenses between unallocated corporate expenses and earnings (losses) from continuing operations for segments.

Certain information relating to the Company's segments is set forth below:

	Years Ended January 31,		
(in thousands)	2008	2007	2006
Net sales:			
U.S. Retail	$ 1,474,637	$ 1,326,441	$ 1,220,683
International Retail	1,200,442	1,010,627	900,689
Direct Marketing	182,127	174,078	157,483
Total reportable segments	2,857,206	2,511,146	2,278,855
Other	81,565	49,588	33,937
	$ 2,938,771	$ 2,560,734	$ 2,312,792
Earnings (losses) from continuing operations:*			
U.S. Retail	$ 288,030	$ 243,258	$ 248,129
International Retail	301,957	253,835	211,164
Direct Marketing	62,533	58,046	53,681
Total reportable segments	652,520	555,139	512,974
Other	(33,038)	(14,379)	(14,525)
	$ 619,482	$ 540,760	$ 498,449

*Represents earnings (losses) from continuing operations before unallocated corporate expenses, other operating income and interest expense, financing costs and other income, net.

The Company's Executive Officers do not evaluate the performance of the Company's assets on a segment basis for internal management reporting and, therefore, such information is not presented.

The following table sets forth reconciliations of the segments' earnings from operations to the Company's consolidated earnings from continuing operations before income taxes:

	Years Ended January 31,		
(in thousands)	2008	2007	2006
Earnings from continuing operations for segments	$ 619,482	$ 540,760	$ 498,449
Unallocated corporate expenses	(127,007)	(109,964)	(110,824)
Other operating income	105,051	-	-
Other operating expenses	(67,193)	-	-
Interest expense, financing costs and other income, net	(8,131)	(10,488)	(14,571)
Earnings from continuing operations before income taxes	$ 522,202	$ 420,308	$ 373,054

Unallocated corporate expenses include certain costs related to administrative support functions which the Company does not allocate to its segments. Such unallocated costs include those for information technology, finance, legal and human resources. In addition, unallocated corporate expenses for the year ended January 31, 2008 included a $10,000,000 contribution to The Tiffany & Co. Foundation, a private charitable foundation established by the Company.

Other operating income represents the $105,051,000 pre-tax gain on the sale-leaseback of the land and building housing the TIFFANY & CO. Flagship store in Tokyo's Ginza shopping district. Other operating expenses includes the $47,981,000 pre-tax impairment charge on the note receivable from Tahera and the $19,212,000 pre-tax charge related to the discontinuance of certain watch models as a result of the Company's agreement by which The Swatch Group Ltd. will design, manufacture, distribute and market TIFFANY & CO. brand watches worldwide.

Sales to unaffiliated customers and long-lived assets by geographic areas were as follows:

	Years Ended January 31,		
(in thousands)	2008	2007	2006
Net sales:			
United States	$ 1,734,139	$ 1,560,930	$ 1,427,710
Japan	498,501	491,312	490,834
Other countries	706,131	508,492	394,248
	$ 2,938,771	$ 2,560,734	$ 2,312,792
Long-lived assets:			
United States	$ 658,141	$ 626,262	$ 583,920
Japan	15,427	152,791	157,218
Other countries	104,329	159,857	133,798
	$ 777,897	$ 938,910	$ 874,936

Classes of Similar Products

	Years Ended January 31,		
(in thousands)	2008	2007	2006
Net sales:			
Jewelry	$ 2,535,553	$ 2,201,206	$ 1,969,264
Tableware, timepieces and other	403,218	359,528	343,528
	$ 2,938,771	$ 2,560,734	$ 2,312,792

FORM 10-K

Q. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)	2007 Quarters Ended April 30	July 31[a]	October 31[a,b]	January 31[c]
Net sales	$ 595,729	$ 662,562	$ 627,323	$ 1,053,157
Gross profit	327,328	366,113	337,137	599,694
Earnings from continuing operations	81,287	106,994	153,785	188,267
Net earnings from continuing operations	49,405	63,219	100,445	118,250
Net earnings	49,659	36,973	98,890	118,250
Earnings from continuing operations per share:				
Basic	$ 0.36	$ 0.46	$ 0.74	$ 0.91
Diluted	$ 0.35	$ 0.45	$ 0.72	$ 0.89
Net earnings per share:				
Basic	$ 0.36	$ 0.27	$ 0.73	$ 0.91
Diluted	$ 0.36	$ 0.26	$ 0.71	$ 0.89

[a] Includes a pre-tax charge of $54,861,000, or $0.17 per diluted share after-tax, in the quarter ended July 31 and pre-tax income of $601,000, or $0.01 per diluted share after-tax, in the quarter ended October 31, both due to the sale of Little Switzerland (see Note C).

[b] Includes a pre-tax gain of $105,051,000, or $0.48 per diluted share after-tax, due to the sale-leaseback of the TIFFANY & CO. Flagship store in Tokyo's Ginza shopping district (see Note J).

[c] Includes (i) a pre-tax charge of $47,981,000, or $0.22 per diluted share after-tax, related to the impairment of the Tahera note receivable (see Note J); (ii) a pre-tax charge of $19,212,000, or $0.09 per diluted share after-tax, related to the discontinuance of certain watches as a result of the Company's recent agreement with The Swatch Group Ltd. (see Note E); and (iii) a pre-tax charge of $15,532,000, or $0.07 per diluted share after-tax, related to impairment losses associated with the Company's IRIDESSE business (see Note B).

(in thousands, except per share amounts)	2006 Quarters Ended April 30	July 31	October 31	January 31
Net sales	$ 515,356	$ 554,657	$ 531,834	$ 958,887
Gross profit	291,127	310,443	287,351	552,629
Earnings from continuing operations	74,933	76,878	47,655	231,330
Net earnings from continuing operations	43,483	44,714	32,625	147,871
Net earnings	43,142	41,144	29,142	140,499
Earnings from continuing operations per share:				
Basic	$ 0.31	$ 0.32	$ 0.24	$ 1.09
Diluted	$ 0.30	$ 0.32	$ 0.23	$ 1.07
Net earnings per share:				
Basic	$ 0.30	$ 0.30	$ 0.21	$ 1.04
Diluted	$ 0.30	$ 0.29	$ 0.21	$ 1.02

The sum of the quarterly net earnings per share amounts in the above tables may not equal the full-year amount since the computations of the weighted-average number of common-equivalent shares outstanding for each quarter and the full year are made independently.

R. SUBSEQUENT EVENT

In March 2008, the Audit Committee of the Company's Board of Directors approved management's proposal to change the method of costing inventories held by U.S. and foreign branches from the last-in, first-out ("LIFO") method to the average cost method. Inventories held by Japan and foreign subsidiaries are already valued using the average cost method. The Company believes that the average cost method is preferable on the basis that it conforms to the manner in which the Company operationally manages its inventories and evaluates retail pricing and it makes the Company's inventory reporting consistent with many peer retailers. This change will be effective beginning in the first fiscal quarter of 2008 and will be applied retrospectively. Accounts affected by this change are: cost of sales; provision for income taxes; inventories, net; deferred income taxes; and retained earnings.

Components of the Company's consolidated statements of earnings adjusted for the effect of changing from LIFO to average cost are as follows:

	Year Ended January 31, 2008		
(in thousands, except per share data)	As Reported	Adjustment	As Adjusted
Cost of sales	$ 1,308,499	$ (26,993)	$ 1,281,506
Provision for income taxes	190,883	7,287	198,170
Net earnings from continuing operations	331,319	19,706	351,025
Net earnings	303,772	19,706	323,478
Net earnings from continuing operations per share:			
Basic	$ 2.46	$ 0.15	$ 2.61
Diluted	$ 2.40	$ 0.14	$ 2.54
Net earnings per share:			
Basic	$ 2.25	$ 0.15	$ 2.40
Diluted	$ 2.20	$ 0.14	$ 2.34

	Year Ended January 31, 2007		
(in thousands, except per share data)	As Reported	Adjustment	As Adjusted
Cost of sales	$ 1,119,184	$ (31,270)	$ 1,087,914
Provision for income taxes	151,615	12,300	163,915
Net earnings from continuing operations	268,693	18,970	287,663
Net earnings	253,927	18,970	272,897
Net earnings from continuing operations per share:			
Basic	$ 1.94	$ 0.14	$ 2.08
Diluted	$ 1.91	$ 0.13	$ 2.04
Net earnings per share:			
Basic	$ 1.84	$ 0.14	$ 1.97
Diluted	$ 1.80	$ 0.13	$ 1.94

	Year Ended January 31, 2006		
(in thousands, except per share data)	As Reported	Adjustment	As Adjusted
Cost of sales	$ 1,005,014	$ (11,322)	$ 993,692
Provision for income taxes	112,771	4,581	117,352
Net earnings from continuing operations	260,283	6,741	267,024
Net earnings	254,655	6,741	261,396
Net earnings from continuing operations per share:			
Basic	$ 1.82	$ 0.05	$ 1.87
Diluted	$ 1.79	$ 0.05	$ 1.83
Net earnings per share:			
Basic	$ 1.78	$ 0.05	$ 1.83
Diluted	$ 1.75	$ 0.05	$ 1.80

FORM 10-K

Quarterly financial data for the year ended January 31, 2008 adjusted for the effect of changing from LIFO to average cost is as follows:

	2007 Quarters Ended*			
(in thousands, except per share amounts)	April 30	July 31	October 31	January 31
Net sales	$ 595,729	$ 662,562	$ 627,323	$ 1,053,157
Gross profit	333,958	371,906	341,547	609,854
Earnings from continuing operations	87,917	112,787	158,195	198,427
Net earnings from continuing operations	53,827	66,709	103,102	127,387
Net earnings	54,081	40,463	101,547	127,387
Earnings from continuing operations per share:				
Basic	$ 0.39	$ 0.49	$ 0.76	$ 0.98
Diluted	$ 0.39	$ 0.48	$ 0.74	$ 0.96
Net earnings per share:				
Basic	$ 0.40	$ 0.30	$ 0.75	$ 0.98
Diluted	$ 0.39	$ 0.29	$ 0.73	$ 0.96

* See Note Q for amounts reported prior to the change from LIFO to average cost.

The sum of the quarterly net earnings per share amounts in the above table may not equal the full-year amount since the computations of the weighted-average number of common-equivalent shares outstanding for each quarter and the full year are made independently.

Components of the Company's consolidated balance sheets adjusted for the effect of changing from LIFO to average cost are as follows:

	January 31, 2008		
(in thousands)	As Reported	Adjustment	As Adjusted
Assets:			
Inventories, net	$ 1,242,465	$ 129,932	$ 1,372,397
Deferred income taxes – current	71,402	(51,184)	20,218
Total Assets	2,922,156	78,748	3,000,904
Liabilities and Stockholders' Equity:			
Retained earnings	958,915	78,748	1,037,663
Total Liabilities and Stockholders' Equity	2,922,156	78,748	3,000,904

	January 31, 2007		
(in thousands)	As Reported	Adjustment	As Adjusted
Assets:			
Inventories, net	$ 1,146,674	$ 102,939	$ 1,249,613
Deferred income taxes – current	72,934	(43,897)	29,037
Total Assets	2,845,510	59,042	2,904,552
Liabilities and Stockholders' Equity:			
Retained earnings	1,269,940	59,042	1,328,982
Total Liabilities and Stockholders' Equity	2,845,510	59,042	2,904,552

The cumulative effect on retained earnings at January 31, 2006 is an increase of $40,072,000.

The adjustment from LIFO to average cost will have no effect on the net cash provided by/used in operating, investing and financing activities for the years ended January 31, 2008, 2007 and 2006.

FORM 10-K

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

NONE

Item 9A. Controls and Procedures.

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), Registrant's chief executive officer and chief financial officer concluded that, as of the end of the period covered by this report, Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In addition, Registrant's chief executive officer and chief financial officer have determined that there have been no changes in Registrant's internal control over financial reporting during the period covered by this report identified in connection with the evaluation described in the above paragraph that have materially affected, or are reasonably likely to materially affect, Registrant's internal control over financial reporting.

Registrant's management, including its chief executive officer and chief financial officer, necessarily applied their judgment in assessing the costs and benefits of such controls and procedures. By their nature, such controls and procedures cannot provide absolute certainty, but can provide reasonable assurance regarding management's control objectives. Our chief executive officer and our chief financial officer have concluded that Registrant's disclosure controls and procedures are (i) designed to provide such reasonable assurance and (ii) are effective at that reasonable assurance level.

Report of Management

Management's Responsibility for Financial Information. The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal accounting control designed to provide reasonable assurance that the Company's assets are adequately safeguarded, and that the accounting records reflect transactions executed in accordance with management's authorization. The system of internal control is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report is shown on page K-49-50.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with financial management and the independent registered public accounting firm to discuss specific accounting, financial reporting and internal control matters. Both the independent registered public accounting firm and the internal auditors have full and free access to the Audit

Committee. Each year the Audit Committee selects the firm that is to perform audit services for the Company.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a – 15(f). Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of January 31, 2008 based on criteria in Internal Control – Integrated Framework issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of January 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is shown on page K-49-50.

/s/ Michael J. Kowalski
Chairman of the Board and Chief Executive Officer

/s/ James N. Fernandez
Executive Vice President and Chief Financial Officer

Item 9B. Other Information.

NONE

[Remainder of this page is intentionally left blank]

PART III

Item 10. Directors and Executive Officers and Corporate Governance.

Incorporated by reference from the sections titled "Ownership by Directors, Director Nominees and Executive Officers," "Compliance of Directors, Executive Officers and Greater-Than-Ten-Percent Stockholders with Section 16(a) Beneficial Ownership Reporting Requirements" and "DISCUSSION OF PROPOSALS PRESENTED BY THE BOARD. Item 1. Election of Directors" in Registrant's Proxy Statement dated April 10, 2008.

CODE OF ETHICS AND OTHER CORPORATE GOVERNANCE DISCLOSURES

Registrant has adopted a Code of Business and Ethical Conduct for its Directors, Chief Executive Officer, Chief Financial Officer and all other officers of Registrant. A copy of this Code is posted on the corporate governance section of the Registrant's website, http://investor.tiffany.com/governance.cfm; go to "Code of Conduct". The Registrant will also provide a copy of the Code of Business and Ethical Conduct to stockholders upon request.

See Registrant's Proxy Statement dated April 10, 2008, for information within the section titled "Business Conduct Policy and Code of Ethics."

FORM 10-K

Item 11. Executive Compensation.

Incorporated by reference from the section titled "COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS" in Registrant's Proxy Statement dated April 10, 2008.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Incorporated by reference from the section titled "OWNERSHIP OF THE COMPANY" in Registrant's Proxy Statement dated April 10, 2008.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

See Executive Officers of the Registrant and Board of Directors information incorporated by reference from the sections titled "Independent Directors Constitute a Majority of the Board," "TRANSACTIONS WITH RELATED PERSONS" and "EXECUTIVE OFFICERS OF THE COMPANY" in Registrant's Proxy Statement dated April 10, 2008.

Item 14. Principal Accountant Fees and Services.

Incorporated by reference from the section titled "Fees and Services of PricewaterhouseCoopers LLP" in Registrant's Proxy Statement dated April 10, 2008.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) List of Documents Filed As Part of This Report:

1. Financial Statements

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of January 31, 2008 and 2007.

Consolidated Statements of Earnings for the years ended January 31, 2008, 2007 and 2006.

Consolidated Statements of Stockholders' Equity and Comprehensive Earnings for the years ended January 31, 2008, 2007 and 2006.

Consolidated Statements of Cash Flows for the years ended January 31, 2008, 2007 and 2006.

Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

The following financial statement schedule should be read in conjunction with the Consolidated Financial Statements:

Schedule II - Valuation and Qualifying Accounts and Reserves.

All other schedules have been omitted since they are neither applicable nor required, or because the information required is included in the consolidated financial statements and notes thereto.

3. Exhibits

The following exhibits have been filed with the Securities and Exchange Commission, but are not attached to copies of this Annual Report on Form 10-K other than complete copies filed with said Commission and the New York Stock Exchange:

Exhibit	Description
3.1	Restated Certificate of Incorporation of Registrant. Incorporated by reference from Exhibit 3.1 to Registrant's Report on Form 8-K dated May 16, 1996, as amended by the Certificate of Amendment of Certificate of Incorporation dated May 20, 1999. Incorporated by reference from Exhibit 3.1 to Registrant's Report on Form 10-Q for the Fiscal Quarter ended July 31, 1999.
3.1a	Amendment to Certificate of Incorporation of Registrant dated May 18, 2000. Previously filed as Exhibit 3.1b to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2001.
3.2	Restated By-Laws of Registrant, as last amended July 19, 2007. Incorporated by reference from Exhibit 3.2 to Registrant's Report on Form 8-K dated July 20, 2007.

Exhibit	Description
10.5	Designer Agreement between Tiffany and Paloma Picasso dated April 4, 1985. Incorporated by reference from Exhibit 10.5 filed with Registrant's Registration Statement on Form S-1, Registration No. 33-12818 (the "Registration Statement").
10.122	Agreement dated as of April 3, 1996 among American Family Life Assurance Company of Columbus, Japan Branch, Tiffany & Co. Japan, Inc., Japan Branch, and Registrant, as Guarantor, for yen 5,000,000,000 Loan Due 2011. Incorporated by reference from Exhibit 10.122 filed with Registrant's Report on Form 10-Q for the Fiscal quarter ended April 30, 1996.
10.122a	Amendment No. 1 to the Agreement referred to in Exhibit 10.122 above dated November 18, 1998. Incorporated by reference from Exhibit 10.122a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.122b	Guarantee by Tiffany & Co. of the obligations under the Agreement referred to in Exhibit 10.122 above dated April 3, 1996. Incorporated by reference from Exhibit 10.122b filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122c	Amendment No. 2 to Guarantee referred to in Exhibit 10.122b above, dated October 15, 1999. Incorporated by reference from Exhibit 10.122c filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122d	Amendment No. 3 to Guarantee referred to in Exhibit 10.122b above, dated July 16, 2002. Incorporated by reference from Exhibit 10.122d filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122e	Amendment No. 4 to Guarantee referred to in Exhibit 10.122b above, dated December 9, 2005. Incorporated by reference from Exhibit 10.122e filed with Registrant's Report on Form 10-K for the Fiscal Year ended January 31, 2006.
10.122f	Amendment No. 5 to Guarantee referred to in Exhibit 10.122b above, dated May 31, 2006.
10.123	Agreement made effective as of February 1, 1997 by and between Tiffany and Elsa Peretti. Incorporated by reference from Exhibit 10.123 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1997.
10.126	Form of Note Purchase Agreement between Registrant and various institutional note purchasers with Schedules B, 5.14 and 5.15 and Exhibits 1A, 1B, and 4.7 thereto, dated as of December 30, 1998 in respect of Registrant's $60 million principal amount 6.90% Series A Senior Notes due December 30, 2008 and $40 million principal amount 7.05% Series B Senior Notes due December 30, 2010. Incorporated by reference from Exhibit 10.126 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.126a	First Amendment and Waiver Agreement to Form of Note Purchase Agreement referred to in previously filed Exhibit 10.126, dated May 16, 2002. Incorporated by reference from Exhibit 10.126a filed with Registrant's Report on Form 8-K dated June 10, 2002.

Exhibit	Description
10.128	Agreement made the 1st day of August 2001 by and between Tiffany & Co. Japan Inc. and Mitsukoshi Ltd. of Japan. Incorporated by reference from Exhibit 10.128 filed with Registrant's Report on Form 8-K dated August 1, 2001.
10.128a	Memorandum of Agreement Regarding Extension and Amendment of 2001 Agreement dated May 16, 2007 by and between Tiffany & Co. Japan, Inc. and Mitsukoshi Limited. Incorporated by reference from Exhibit 10.128a filed with Registrant's Report on Form 8-K dated June 6, 2007.
10.128b	Memorandum of Agreement Regarding Extension and Amendment of 2001 Agreement dated January 25, 2008 by and between Tiffany & Co. Japan, Inc. and Mitsukoshi Limited. Incorporated by reference from Exhibit 10.128b filed with Registrant's Report on Form 8-K dated February 1, 2008.
10.132	Form of Note Purchase Agreement between Registrant and various institutional note purchasers with Schedules B, 5.14 and 5.15 and Exhibits 1A, 1B and 4.7 thereto, dated as of July 18, 2002 in respect of Registrant's $40,000,000 principal amount 6.15% Series C Notes due July 18, 2009 and $60,000,000 principal amount 6.56% Series D Notes due July 18, 2012. Incorporated by reference from Exhibit 10.132 filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.133	Guaranty Agreement dated July 18, 2002 with respect to the Note Purchase Agreements (see Exhibit 10.132 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. in favor of each of the note purchasers. Incorporated by reference from Exhibit 10.133 filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.134	Translation of Condition of Bonds applied to Tiffany & Co. Japan Inc. First Series Yen Bonds due 2010 in the aggregate principal amount of 15,000,000,000 yen issued September 30, 2003 (for Qualified Investors Only). Incorporated by reference from Exhibit 10.134 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.135	Translation of Application of Bonds for Tiffany & Co. Japan Inc. First Series Yen Bonds due 2010 in the aggregate principal amount of 15,000,000,000 yen issued September 30, 2003 (for Qualified Investors Only). Incorporated by reference from Exhibit 10.135 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.135a	Translation of Amendment of Application of Bonds referred to in Exhibit 10.135. Incorporated by reference from Exhibit 10.135a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.136	Payment Guarantee dated September 30, 2003 made by Tiffany & Co. for the benefit of the Qualified Investors of the Bonds referred to in Exhibit 10.134. Incorporated by reference from Exhibit 10.136 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.

Exhibit	Description
10.145	Ground Lease between Tiffany and Company and River Park Business Center, Inc., dated November 29, 2000. Incorporated by reference from Exhibit 10.145 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005.
10.145a	First Addendum to the Ground Lease between Tiffany and Company and River Park Business Center, Inc., dated November 29, 2000. Incorporated by reference from Exhibit 10.145a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005.
10.146	Credit Agreement dated as of July 20, 2005 by and among Registrant, Tiffany and Company, Tiffany & Co. International, each other Subsidiary of Registrant that is a Borrower and is a signatory thereto and The Bank of New York, as Administrative Agent, and various lenders party thereto. Incorporated by reference from Exhibit 10.146 filed with Registrant's Report on Form 8-K dated July 20, 2005.
10.146a	Increase Supplement dated as of October 27, 2006 to the Credit Agreement dated July 20, 2005 by and among Registrant, Tiffany and Company, Tiffany & Co. International, each other Subsidiary of Registrant that is Borrower and is a signatory thereto and The Bank of New York, as Administrative Agent, and various lenders party thereto.
10.147	Guaranty Agreement dated as of July 20, 2005, with respect to the Credit Agreement (see Exhibit 10.146 above) by and among Registrant, Tiffany and Company, Tiffany & Co. International, and Tiffany & Co. Japan Inc. and The Bank of New York, as Administrative Agent. Incorporated by reference from Exhibit 10.147 filed with Registrant's Report on Form 8-K dated July 20, 2005.
10.149	Lease Agreement made as of September 28, 2005 between CLF Sylvan Way LLC and Tiffany and Company, and form of Registrant's guaranty of such lease. Incorporated by reference from Exhibit 10.149 filed with Registrant's Report on Form 8-K dated September 23, 2005.
14.1	Code of Business and Ethical Conduct and Business Conduct Policy. Incorporated by reference from Exhibit 14.1 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
21.1	Subsidiaries of Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit	Description
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Executive Compensation Plans and Arrangements

Exhibit	Description
4.3	Registrant's 1998 Directors Option Plan. Incorporated by reference from Exhibit 4.3 to Registrant's Registration Statement on Form S-8, file number 333-67725, filed November 23, 1998.
4.4	Registrant's Amended and Restated 1998 Employee Incentive Plan effective May 19, 2005. Previously filed as Exhibit 4.3 with Registrant's Report on Form 8-K dated May 23, 2005.
10.3	Registrant's 1986 Stock Option Plan and terms of stock option agreement, as last amended on July 16, 1998. Incorporated by reference from Exhibit 10.3 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.49	Form of Indemnity Agreement, approved by the Board of Directors on March 11, 2005 for use with all directors and executive officers. Incorporated by reference from Exhibit 10.49 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.49a	Form of Indemnity Agreement, approved by the Board of Directors on March 11, 2005 for use with all directors and executive officers (Corrected Version). Incorporated by reference from Exhibit 10.49a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.60	Registrant's 1988 Director Stock Option Plan and form of stock option agreement, as last amended on November 21, 1996. Incorporated by reference from Exhibit 10.60 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1997.
10.106	Amended and Restated Tiffany and Company Executive Deferral Plan originally made effective October 1, 1989, as amended effective November 23, 2005. Incorporated by reference from Exhibit 10.106 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2006.
10.108	Registrant's Amended and Restated Retirement Plan for Non-Employee Directors originally made effective January 1, 1989, as amended through January 21, 1999. Incorporated by reference from Exhibit 10.108 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.109	Summary of informal incentive cash bonus plan for managerial employees. Incorporated by reference from Exhibit 10.109 filed with Registrant's Report on Form 8-K dated March 16, 2005.

Exhibit	Description
10.114	1994 Tiffany and Company Supplemental Retirement Income Plan, Amended and Restated as of February 1, 2007. Incorporated by reference from Exhibit 10.114 filed with Registrant's Report on Form 8-K/A dated February 12, 2007.
10.127b	Form of Retention Agreement between and among Registrant and Tiffany and each of its executive officers and Appendices I to III to the Agreement. Incorporated by reference from Exhibit 10.127b filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2003.
10.128	Group Long Term Disability Insurance Policy issued by UnumProvident, Policy No. 533717 001. Incorporated by reference from Exhibit 10.128 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2003.
10.137	Summary of arrangements for the payment of premiums on life insurance policies owned by executive officers. Incorporated by reference from Exhibit 10.137 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.138	2004 Tiffany and Company Un-funded Retirement Income Plan to Recognize Compensation in Excess of Internal Revenue Code Limits, Amended and Restated as of February 1, 2007. Incorporated by reference from Exhibit 10.138 filed with Registrant's Report on Form 8-K dated February 8, 2007.
10.139a	Form of Fiscal 2006 Cash Incentive Award Agreement for certain executive officers under Registrant's 2005 Employee Incentive Plan. Incorporated by reference from Exhibit 10.139a filed with Registrant's Report on Form 8-K dated March 24, 2006.
10.139b	Form of Fiscal 2007 Cash Incentive Award Agreement for certain executive officers under Registrant's 2005 Employee Incentive Plan as Amended and Adopted as of May 18, 2006. Incorporated by reference from Exhibit 10.139b filed with Registrant's Report on Form 8-K dated March 26, 2007.
10.139c	Form of Fiscal 2008 Cash Incentive Award Agreement for certain executive officers under Registrant's 2005 Employee Incentive Plan as Amended and Adopted as of May 18, 2006.
10.140	Form of Terms of Performance-Based Restricted Stock Unit Grants to Executive Officers under Registrant's 2005 Employee Incentive Plan. Incorporated by reference from Exhibit 10.140 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.140a	Form of Non-Competition and Confidentiality Covenants for use in connection with Performance-Based Restricted Stock Unit Grants to Registrant's Executive Officers and Time-Vested Restricted Unit Awards made to other officers of Registrant's affiliated companies pursuant to the Registrant's 2005 Employee Incentive Plan and pursuant to the Tiffany and Company Un-funded Retirement Income Plan to Recognize Compensation in Excess of Internal Revenue Code Limits. Incorporated by reference from Exhibit 10.140a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.142	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Directors Option Plan as revised March 7, 2005. Incorporated by reference from Exhibit 10.142 filed with Registrant's Report on Form 8-K dated March 16, 2005.

Exhibit	Description
10.143	Terms of Stock Option Award (Standard Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised March 7, 2005. Incorporated by reference from Exhibit 10.143 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.143a	Terms of Stock Option Award (Standard Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised May 19, 2005. Incorporated by reference from Exhibit 10.143a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.144	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised March 7, 2005 (form used for Executive Officers). Incorporated by reference from Exhibit 10.144 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.144a	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised May 19, 2005 (form used for Executive Officers). Incorporated by reference from Exhibit 10.144a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.150	Form of Terms of Time-Vested Restricted Stock Unit Grants under Registrant's 1998 Employee Incentive Plan and 2005 Employee Incentive Plan. Incorporated by reference as previously filed as Exhibit 10.146 with Registrant's Report on Form 8-K dated May 23, 2005.
10.151	Registrant's 2005 Employee Incentive Plan as adopted May 19, 2005. Incorporated by reference as previously filed as Exhibit 10.145 with Registrant's Report on Form 8-K dated May 23, 2005.
10.151a	Registrant's 2005 Employee Incentive Plan Amended and Adopted as of May 18, 2006. Incorporated by reference from Exhibit 10.151a with Registrant's Report on Form 8-K dated March 26, 2007.
10.152	Share Ownership Policy for Executive Officers and Directors, Amended and Restated as of March 15, 2007. Incorporated by reference from Exhibit 10.152 filed with Registrant's Report on Form 8-K dated March 22, 2007.
10.153	Corporate Governance Principles, Amended and Restated as of March 15, 2007. Incorporated by reference from Exhibit 10.153 filed with Registrant's Report on Form 8-K dated March 22, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2008

TIFFANY & CO.
(Registrant)

By: /s/ Michael J. Kowalski

Michael J. Kowalski
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

By: /s/ Michael J. Kowalski

Michael J. Kowalski
Chairman of the Board and Chief Executive Officer
(principal executive officer) (director)

By: /s/ James N. Fernandez

James N. Fernandez
Executive Vice President and Chief Financial Officer
(principal financial officer)

By: /s/ James E. Quinn

James E. Quinn
President
(director)

By: /s/ Henry Iglesias

Henry Iglesias
Vice President and Controller
(principal accounting officer)

By: /s/ William R. Chaney

William R. Chaney
Director

By: /s/ Rose Marie Bravo

Rose Marie Bravo
Director

By: /s/ Gary E. Costley

Gary E. Costley
Director

By: /s/ Abby F. Kohnstamm

Abby F. Kohnstamm
Director

By: /s/ Charles K. Marquis

Charles K. Marquis
Director

By: /s/ J. Thomas Presby

J. Thomas Presby
Director

By: /s/ William A. Shutzer

William A. Shutzer
Director

March 28, 2008

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2008:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 2,445	$ 3,801	$ -	$ 2,891[a]	$ 3,355
Sales returns	5,455	1,380	-	478[b]	6,357
Allowance for inventory liquidation and obsolescence	20,778	33,701	-	12,473[c]	42,006
Allowance for inventory shrinkage	384	2,960	-	2,660[d]	684
LIFO reserve	108,501	28,651	-	-	137,152
Deferred tax valuation allowance	19,626	1,811	-	402[e]	21,035

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for and changes in estimate.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses.
e) Utilization of deferred tax loss carryforward.

FORM 10-K

FORM 10-K

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2007:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 2,118	$ 1,922	$ -	$ 1,595[a]	$ 2,445
Sales returns	5,884	-	-	429[b]	5,455
Allowance for inventory liquidation and obsolescence	21,050	8,273	-	8,545[c]	20,778
Allowance for inventory shrinkage	1,001	2,227	-	2,844[d]	384
LIFO reserve	75,624	32,877	-	-	108,501
Deferred tax valuation allowance	10,080	9,546	-	-	19,626

a) Uncollectible accounts written off.
b) Adjustment related to returns previously provided for and changes in estimate.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses and changes in estimate.

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2006:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 2,075	$ 1,605	$ -	$ 1,562 [a]	$ 2,118
Sales returns	5,416	908	-	440 [b]	5,884
Allowance for inventory liquidation and obsolescence	20,053	10,108	-	9,111 [c]	21,050
Allowance for inventory shrinkage	4,644	2,355	-	5,998 [d]	1,001
LIFO reserve	64,058	11,566	-	-	75,624
Deferred tax valuation allowance	9,826	1,379	-	1,125 [e]	10,080

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses and changes in estimate.
e) Utilization of deferred tax loss carryforward.

FORM 10-K

FORM 10-K

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2008 Annual Meeting of Stockholders

PROXY STATEMENT

TIFFANY & CO.

PROXY STATEMENT

ATTENDANCE AND VOTING MATTERS

Introduction

The Annual Meeting of the stockholders of Tiffany & Co. (the "Company") will be held on Thursday, May 15, 2008, at 10:00 a.m. in the Roof/Penthouse of The St. Regis Hotel, 2 East 55th Street at Fifth Avenue, New York, New York.

This proxy statement and accompanying material, including the form of proxy, was first sent to the Company's stockholders on or about April 10, 2008. It was sent to you on behalf of the Company by order of the Company's Board of Directors (the "Board").

You are entitled to vote at our 2008 Annual Meeting because you were a stockholder, or held Company stock through a broker, bank or other nominee, at the close of business on March 20, 2008, the record date for this year's Annual Meeting. That is why you were sent this Proxy Statement and accompanying material.

This proxy statement has been bound with our Annual Report on Form 10-K, which contains financial and other information about our business during our last fiscal year (February 1, 2007 to January 31, 2008).

You may also find important information about the Company, with its principal executive offices at 727 Fifth Avenue, New York, New York 10022, on our website at http://investor.tiffany.com and you will find additional information concerning some of the subjects addressed in this document.

Important Notice Regarding Internet Availability of Proxy Materials for the Stockholder Meeting to be Held on May 15, 2008.

The Proxy Statement and Annual Report to Stockholders are available at http://bnymellon.mobular.net/bnymellon/tif

PROXY STATEMENT

Matters to Be Voted On at the 2008 Annual Meeting

There are three matters scheduled to be voted on at this year's Annual Meeting:

- The election of the Board;
- Ratification of the selection of the independent registered public accounting firm to audit our Fiscal 2008 financial statements; and
- Approval of the Tiffany & Co. 2008 Directors Equity Compensation Plan.

In addition, such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof may be voted on.

How to Vote Your Shares

You can vote your shares at the Annual Meeting by proxy or in person.

You can vote by proxy by having one or more individuals who will be at the Annual Meeting vote your shares for you. These individuals are called "proxies" and using them to cast your ballot at the Annual Meeting is called voting "by proxy."

If you wish to vote by proxy, you must do one of the following:

- Complete the enclosed form, called a "proxy card," and mail it in the envelope provided, or
- Call the telephone number listed on the proxy card (1-866-540-5760) and follow the pre-recorded instructions, or
- Use the Internet to vote by pointing your browser to http://www.proxyvoting.com/tif; have your proxy card in hand as you will be prompted to enter your control number and to create and submit an electronic vote.

If you do one of the above, you will have designated three officers of the Company to act as your proxies at the 2008 Annual Meeting. One of them will then vote your shares at the Annual Meeting in accordance with the instructions you have given them on the proxy card, the telephone or the Internet with respect to each of the proposals presented in this Proxy Statement. If you sign and return your proxy card but do not give voting instructions, your proxy will vote the shares represented thereby **for** the election of each of the director nominees listed in Proposal No. 1 below, **for** approval of Proposal No. 2, which is discussed below and **for** approval of Proposal No. 3, which is also discussed below. Proxies will extend to, and be voted at, any adjournment or postponement of the Annual Meeting.

Alternatively, you can vote your shares in person by attending the Annual Meeting. You will be given a ballot at the meeting.

While we know of no other matters to be acted upon at this year's Annual Meeting, it is possible that other matters may be presented at the meeting. If that happens and you have signed and not revoked a proxy card, your proxy will vote on such other matters in accordance with his best judgment.

A special note for those who plan to attend the Annual Meeting and vote in person: if your shares are held in the name of a broker, bank or other nominee, you must bring a statement from your brokerage account or a letter from the person or entity in whose name the shares are registered indicating that you are the beneficial owner of those shares as of the record date. In addition, you will not be able to vote at the meeting unless you obtain a legal proxy from the record holder of your shares.

How to Revoke Your Proxy

If you decide to vote by proxy (including by mail, telephone or Internet), you can revoke – that is, change or cancel – your vote at any time before your proxy casts his vote at the Annual Meeting. Revoking your vote by proxy may be accomplished in one of three ways:

- You can send an executed, later-dated proxy card to the Secretary of the Company, call in different instructions, or access the Internet voting site.
- You can notify the Secretary of the Company in writing that you wish to revoke your proxy, or
- You can attend the Annual Meeting and vote in person.

The Number of Votes That You Have

Each share of the Company's common stock has one vote. The number of shares, or votes, that you have at this year's Annual Meeting is indicated on the enclosed proxy card.

What a Quorum Is

A "quorum" is the minimum number of shares that must be present at an Annual Meeting for a valid vote. For our stockholder meetings, a majority of shares outstanding on the record date and entitled to vote at the Annual Meeting must be present.

The number of shares outstanding at the close of business on March 20, 2008, the record date, was 126,087,745. Therefore, 63,043,873 shares must be present at our 2008 Annual Meeting for a quorum to be established.

To determine if there is a quorum, we consider a share "present" if:

- The stockholder who owns the share is present at the Annual Meeting, whether or not he or she chooses to cast a ballot on any proposal; or
- The stockholder is represented by proxy at the Annual Meeting.

If a stockholder is represented by proxy at the Annual Meeting, his or her shares are deemed present for purposes of a quorum, even if:

- The stockholder withholds his or her vote or marks "abstain" for one or more proposals; or
- There is a "broker non-vote" on one or more proposals.

What a "Broker Non-Vote" Is

Shares held in a broker's name may be voted by the broker, but only in accordance with the rules of the New York Stock Exchange. Under those rules, your broker must follow your instructions. If you do not provide instructions to your broker, your broker may vote your shares based on its own judgment or it may withhold a vote. Whether your broker votes or withholds its vote is determined by the New York Stock Exchange rules and depends on the proposal being voted upon.

If your broker withholds its vote, that is called a "broker non-vote." As stated above, broker non-votes are counted as present for a quorum.

What Vote Is Required To Approve Each Proposal

Each nominee for director shall be elected by a majority of the votes cast "for" or "against" her or him at the Annual Meeting. That means that the number of shares voted "for" a nominee must exceed the number of shares voted "against" that nominee. To vote "for" or "against" any of the nominees named in this Proxy Statement, you can so mark your proxy card or ballot or, if you vote via telephone or Internet, so indicate by telephone or electronically.

You may abstain on the vote for any nominee but your abstention will not have any effect on the outcome of the election of directors. A broker non-vote has the same effect as an abstention: neither will have any effect on the outcome of the election of directors. To abstain on the vote on any or all of the nominees named in this Proxy Statement, you can so mark your proxy card or ballot or, if you vote via telephone or Internet, so indicate by telephone or electronically.

The proposal to ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Fiscal 2008 will be decided by the affirmative vote of the majority of shares present at the meeting. That means that the proposal will pass if more than half of those shares present at the meeting vote "for" the proposal. Therefore, if you "abstain" from voting – in other words, you indicate "abstain" on the proxy card, by telephone or by Internet -- it will have the same effect as an "against" vote. Broker non-votes on this proposal will be treated the same as abstentions: both will have the same effect as an "against" vote.

The proposal to approve the Tiffany & Co. 2008 Directors Equity Compensation Plan will be decided as follows. First a majority of shares outstanding on March 20, 2008, must actually vote on the proposal. For this purpose, abstentions will count as votes cast but broker non-votes will not. Second, a majority of those shares actually voting on the proposal must vote in favor of it. For this purpose, abstentions will have the same legal effect as a vote "against" the proposal and broker non-votes will be disregarded. That means that holders of 63,043,873 shares of common stock must actually vote "for" or "against" the proposal (or submit their proxies but "abstain" from voting on the proposal) and at least a majority of those voting must vote "for" the proposal.

Proxy Voting on Proposals in the Absence of Instructions

If you do not give any specific instructions as to how your shares are to be voted when you sign a proxy card or vote by telephone or by Internet, your proxies will vote your shares in accordance with the following recommendations of the Board:

- FOR the election of all nine nominees for director named in this Proxy Statement;
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm to examine our Fiscal 2008 financial statements; and
- FOR the approval of the Tiffany & Co. 2008 Directors Equity Compensation Plan.

Shares held in the Company's Employee Profit Sharing and Retirement Savings Plan will not be voted by the Plan's trustee unless specific instructions for voting are given by plan participants to whose accounts such shares have been allocated.

How Proxies Are Solicited

We have hired the firm of Georgeson Inc. to assist in the solicitation of proxies on behalf of the Board. Georgeson Inc. has agreed to perform this service for a fee of not more than $7,000, plus out-of-pocket expenses.

Employees of Tiffany and Company, a subsidiary of the Company, may also solicit proxies on behalf of the Board. These employees will not receive any additional compensation for their work soliciting proxies and any costs incurred by them in doing so will be paid for by Tiffany and Company.

This particular solicitation is being made by mail, but proxies may also be solicited in person, by facsimile, by telephone or by electronic mail (e-mail).

In addition, we will pay for any costs incurred by brokerage houses and others for forwarding proxy materials to beneficial owners.

OWNERSHIP OF THE COMPANY

Stockholders Who Own At Least Five Percent of the Company

The following table shows all persons who were known to us to be "beneficial owners" of at least five percent of Company stock as of March 20, 2008. Footnote a) below provides a brief explanation of what is meant by the term "beneficial ownership." This table is based upon reports filed with the Securities and Exchange Commission, commonly referred to as the SEC. Copies of these reports are publicly available from the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (a)	Percent of Class
Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, NY 10017	10,713,600 (b) (c)	8.50%
OppenheimerFunds, Inc. Two World Financial Center 225 Liberty Street New York, NY 10281	9,325,175 (d)	7.40%
Janus Capital Management LLC 151 Detroit Street Denver, CO 80206	8,267,264 (e)	6.56%

a) "Beneficial ownership" is a term broadly defined by the SEC and includes more than the typical form of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership" such as where, for example, the person has or shares the power to vote the stock, sell it or acquire it within 60 days. Accordingly, some of the shares reported as beneficially owned in this table may actually be held by other persons or organizations. Those other persons and organizations are described in the reports filed with the SEC.

b) The "Filing Persons" discussed below reported such beneficial ownership to the SEC on their Schedule 13D as of January 15, 2008 and that they shared voting power and shared dispositive power with respect to such shares. According to said Schedule 13D, the Filing Persons are Trian Partners GP, L.P., Trian Partners General Partner, LLC, Trian Partners, L.P., Trian Partners Master Fund, L.P., a Cayman Islands limited partnership, Trian Partners Parallel Fund I., L.P., Trian Partners Parallel Fund I General Partner LLC, Trian Partners Parallel Fund II L.P., Trian Partners Parallel Fund II GP, L.P., Trian Partners Parallel Fund II General Partner, LLC, Trian Fund Management, L.P., Trian Fund Management GP, LLC, Nelson Peltz, Peter W. May and Edward P. Garden.

c) Peter W. May, referred to in Note (b) above, is a nominee of the Board for election as a director. See Item 1 – Election of Directors below.

d) OppenheimerFunds, Inc., reported such beneficial ownership to the SEC on its Schedule 13G as of February 5, 2008 and that it has shared voting power and shared dispositive power over all such shares.

e) Janus Capital Management LLC ("Janus Capital") reported such beneficial ownership to the SEC on its Schedule 13G as of December 31, 2007 and that it had sole voting power over 3,467,380 shares, shared voting power over 4,799,884 shares, sole dispositive power over 3,467,380 shares and shared dispositive power over 4,799,884 shares. The form was also signed by Enhanced Investment Technologies LLC ("Intech"). Janus disclosed indirect ownership stakes in Intech and in Perkins,

Wolf, McDonnell and Company, LLC ("Perkins Wolf"). Janus disclosed that, by virtue of the ownership structure disclosed, holdings in the Company's stock by Janus, Intech and Perkins Wolf had been aggregated for purposes of its Schedule 13G and that all three of the firms whose holdings were so aggregated are registered investment advisors furnishing investment advice to various investment companies and other clients referred to in the Form as the "Managed Portfolios." The Form notes that by virtue of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be beneficial owner of 3,467,380 shares of the Company's stock. The filing also notes that by virtue of its role as investment adviser or sub-adviser to the Managed Portfolios, Intech may be deemed to be beneficial owner of 4,799,884 shares of the Company's stock. Both Intech and Janus Capital state that they have no right to receive dividends from stock held in the Managed Portfolios and disclaim ownership associated with such rights.

Ownership by Directors, Director Nominees and Executive Officers

The following table shows the number of shares of the Company's common stock beneficially owned as of March 20, 2008 by those persons who are director nominees or who were, as of the end of the last fiscal year (January 31, 2008), directors, the principal executive officer (the "CEO"), the principal financial officer (the "CFO") and the three next most highly compensated executive officers of the Company:

Name	Amount and Nature of Beneficial Ownership	Percent Of Class[a]
Directors		
Rose Marie Bravo	96,216 [b]	*
William R. Chaney	780,500 [c]	*
Gary E. Costley	6,000 [d]	*
Lawrence K. Fish	0	*
Abby F. Kohnstamm	57,000 [e]	*
Michael J. Kowalski (CEO)	1,677,000 [f]	1.3
Charles K. Marquis	255,812 [g]	*
J. Thomas Presby	31,900 [h]	*
James E. Quinn (executive officer)	678,262 [i]	*
William A. Shutzer	319,062 [j]	*
Peter W. May	10,718,600 [k]	8.5
Executive Officers		
Beth O. Canavan	290,354 [l]	*
James N. Fernandez (CFO)	546,636 [m]	*
Jon M. King	116,931 [n]	*
All executive officers and directors as a group (20 persons):	16,584,564 [o]	13.2

a) An asterisk (*) is used to indicate less than 1% of the class outstanding.

b) Includes 92,216 shares issuable upon the exercise of "Vested Stock Options," which are stock options that either are exercisable as of March 20, 2008 or will become exercisable within 60 days of that date.

c) Includes 192,500 shares issuable upon the exercise of Vested Stock Options, and 75,000 shares held by Mr. Chaney's wife. Also includes 13,000 shares held by The Chaney Family Foundation of which Mr. Chaney is President. Mr. Chaney disclaims beneficial ownership of Company stock held by The Chaney Family Foundation.

d) Includes 5,000 shares issuable upon the exercise of Vested Stock Options.

e) Includes 55,000 shares issuable upon the exercise of Vested Stock Options.

f) Includes 1,463,000 shares issuable upon the exercise of Vested Stock Options.

g) Includes 133,924 shares issuable upon the exercise of Vested Stock Options.

h) Includes 30,000 shares issuable upon the exercise of Vested Stock Options.

i) Includes 632,125 shares issuable upon the exercise of Vested Stock Options; 137 shares credited to Mr. Quinn's account under the Company's Employee Profit Sharing and Retirement Savings Plan;

31,000 shares held by Mr. Quinn's wife; 4,000 shares owned by Mr. Quinn's minor child under the UGMA, and 4,000 shares held by Mr. Quinn's son .

j) Includes 85,000 shares issuable upon the exercise of Vested Stock Options and 5,100 shares held by or for Mr. Shutzer's minor child and 114,000 shares held by KJC Ltd. of which Mr. Shutzer is the sole general partner. Mr. Shutzer disclaims beneficial ownership of Company stock held by KJC Ltd.

k) See Stockholders Who Own At Least Five Percent of the Company above and reference Trian Fund Management, L.P. and Peter W. May in Note b) thereto.

l) Includes 281,500 shares issuable upon the exercise of Vested Stock Options and 554 shares credited to Mrs. Canavan's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

m) Includes 509,500 shares issuable upon the exercise of Vested Stock Options and 136 shares credited to Mr. Fernandez's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

n) Includes 116,500 shares issuable upon the exercise of Vested Stock Options and 431 shares credited to Mr. King's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

o) Includes 4,577,395 shares issuable upon the exercise of Vested Stock Options and 2,674 shares held in the Company's Employee Profit Sharing and Retirement Savings Plan.

See "COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS, Compensation Discussion and Analysis, *Equity Ownership by Executive Officers and Directors*" on page PS-27 below for a discussion of the Company's share ownership policy.

Compliance of Directors, Executive Officers and Greater-Than-Ten-Percent Stockholders with Section 16(a) Beneficial Ownership Reporting Requirements

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and greater-than-ten-percent stockholders to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. These persons are also required to provide us with copies of those reports.

Based on our review of those reports and of certain other documents we have received, we believe that, during and with respect to our last fiscal year (February 1, 2007 to January 31, 2008), all filing requirements under Section 16(a) applicable to our directors, executive officers and greater-than-ten-percent stockholders were satisfied other than as follows: Mr. Marquis exercised stock options on November 14, 2007 and retained all 12,304 shares subject to such exercise. The transaction was reported on a Statement of Changes in Beneficial Ownership of Securities filed with the Securities and Exchange Commission on January 22, 2008

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP ("PwC") serves as the Company's independent registered public accounting firm and, through its predecessor firms, has served in that capacity since 1984.

The Audit Committee has selected PwC as the independent registered public accounting firm to audit the Company's financial statements and effectiveness of internal controls for the fiscal year ending January 31, 2009. This Audit Committee is directly responsible for appointing the independent auditors. In making this selection, the Audit Committee considered the independence of PwC, and whether the audit and non-audit services PwC provides to the Company are compatible with maintaining that independence.

The Audit Committee has adopted a policy requiring advance approval of PwC's fees and services by the Audit Committee; this policy also prohibits PwC from performing certain non-audit services for the Company including: (i) bookkeeping, (ii) systems design and implementation, (iii) appraisal or valuation, (iv) actuarial, (v) internal audit, (vi) management or human resources, (vii) investment advice or investment banking and (viii) legal and expert services unrelated to the audit. All fees paid to PwC by the Company as shown in the table that follows were approved by the Audit Committee pursuant to this policy.

Fees and Services of PricewaterhouseCoopers LLP

The following table presents fees for professional audit services rendered by PwC for the audit of the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting for the years ended January 31, 2008 and 2007, and for its reviews of the Company's unaudited condensed consolidated interim financial statements. This table also reflects fees billed for other services rendered by PwC.

	January 31, 2008	January 31, 2007
Audit Fees	$ 2,320,500	$ 2,172,750
Audit-related Fees[a]	79,250	73,750
Audit and Audit-related Fees	2,399,750	2,246,500
Tax Fees[b]	1,477,100	713,900
All Other Fees[c]	16,300	15,100
Total Fees	$ 3,893,150	$ 2,975,500

a) Audit-related fees consist principally of fees for audits of financial statements of certain employee benefit plans and other advisory services for the years ended January 31, 2008 and January 31, 2007.

b) Tax fees consist of fees for tax consultation and tax compliance services. These fees included tax filing and compliance fees of $1,090,200 for the year ended January 31, 2008 and $265,600 for the year ended January 31, 2007.

c) All other fees consist of costs for software used by the Finance Division and other advisory services for the years ended January 31, 2008 and January 31, 2007.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Board, In General

The Company is a Delaware corporation. Our principal subsidiary is Tiffany and Company, a New York corporation. In this Proxy Statement, Tiffany and Company will be referred to as simply "Tiffany."

The Board is currently comprised of nine members. The Board can also fill vacancies and newly created directorships, as well as amend the By-laws to provide for a greater or lesser number of directors.

Directors are required by our By-laws to be less than age 72 when elected or appointed unless the Board waives that provision with respect to an individual director whose continued service is deemed uniquely important to the Company. In the past, the Board has waived the age limit for William R. Chaney because of his service as the Company's chief executive officer from 1984 to 1999 and the valuable perspective that such service brought to Board deliberations. Mr. Chaney is not standing for re-election as a director at the 2008 Annual Meeting.

Under the Company's Corporate Governance Principles, directors may not serve on a total of more than six public company boards. Service on the Board is included in that total.

The Role of the Board in Corporate Governance

The Board plays several important roles in the governance of the Company, as set out in the Company's Corporate Governance Principles. The Corporate Governance Principles may be viewed on the Company's website http://investor.tiffany.com/governance.cfm and as Appendix I to this Proxy Statement. The responsibilities of the Board include:

- Management succession;
- Review and approval of the annual operating plan prepared by management;
- Monitoring of performance in comparison to the operating plan;
- Review and approval of the Company's strategic plan prepared by management;
- Consideration of topics of relevance to the Company's ability to carry out its strategic plan;
- Review and approval of a delegation of authority by which management carries out the day-to-day operations of the Company and its subsidiaries;
- Review of the Company's investor relations program;
- Review of the Company's schedule of insurance coverage; and
- Review and approval of significant actions by the Company.

Executive Sessions of Non-management Directors/Presiding Non-management Director

Non-management directors meet regularly in executive session without management participation. This encourages open discussion. At those meetings, Charles K. Marquis, Chairman of the Nominating/Corporate Governance Committee, presides. In addition, at least once per year the independent directors meet separately in executive session.

Communication with Non-management Directors

Stockholders may send written communications to the entire Board or to any of the non-management directors by addressing their concerns to Mr. Marquis, Chairman of the Nominating/Corporate Governance Committee (presiding director), at the following address: Corporate Secretary (Legal

Department), Tiffany & Co., 600 Madison Avenue, Eighth floor, New York, New York 10022. All communications will be compiled by the Corporate Secretary and submitted to the Board or an individual director, as appropriate, on a periodic basis.

Director Attendance at Annual Meeting

The Board schedules a regular meeting on the date of the Annual Meeting of Stockholders to facilitate attendance at the Annual Meeting by the directors. All nine directors attended the Annual Meeting held in May 2007.

Independent Directors Constitute a Majority of the Board

The Board has affirmatively determined that each of the following directors (each of whom is also a nominee for re-election) is "independent" under the listing standards of the New York Stock Exchange in that none of them has a material relationship with the Company (directly or as a partner, shareholder or officer of any organization that has a relationship with the Company): Rose Marie Bravo, Gary E. Costley, Abby F. Kohnstamm, Charles K. Marquis, and J. Thomas Presby.

The Board has also affirmatively determined that each of the following nominees (neither of whom has previously served as a director of the Company) is "independent" under the same listing standards: Lawrence K. Fish and Peter W. May. If elected (see Item 1 – Election of Directors below) each will be an independent director.

The Board also considered the other tests of independence set forth in the New York Stock Exchange Corporate Governance Rules and has determined that each of the above directors and nominees is independent as defined in such Rules.

In addition, the Board has affirmatively determined that J. Thomas Presby, Gary E. Costley, Abby F. Kohnstamm, and Charles K. Marquis meet the additional, heightened independence criteria applicable to audit committee members under New York Stock Exchange rules.

In determining that Ms. Kohnstamm is independent, the Board considered that IBM Corporation, of which she was an officer until January 2006, and to which she now provides consulting services, sells data-processing and communication hardware, software and services to Tiffany and Tiffany sells business gifts to IBM. However, these sales constitute far less than one percent of the consolidated sales of each seller (IBM and Tiffany, respectively). The Board considered all relevant facts and circumstances including the amount of such sales in the context of the size of the businesses of the Company and IBM Corporation, the fact that Ms. Kohnstamm was not responsible at IBM Corporation for such sales in the course of her duties, and that such sales were long-standing business practices prior to the time Ms. Kohnstamm was recruited to the Board.

In determining that Mr. May is independent, the Board considered the *Commentary* set forth in the New York Stock Exchange's *Listed Company Manual*, section 303A.02, which states "... as the concern is independence from management, the Exchange does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding." See "OWNERSHIP OF THE COMPANY, Stockholders Who Own At Least Five Percent of the Company" above.

In determining that Mr. Fish is independent, the Board considered banking relationships that exist between ABN/AMRO and the Company. Both ABN/AMRO and Citizens Financial Group are subsidiaries of the Royal Bank of Scotland Group. Mr. Fish is an employee of Citizens Financial Group and a director of Royal Bank of Scotland Group. A portion of the operations of ABN/AMRO was recently acquired by

Royal Bank of Scotland Group. The Company does banking business with ABN/AMRO but understands that the operations with which the Company does business have not been acquired by the Royal Bank of Scotland Group.

To our knowledge, none of the other independent directors or first-time nominees for director has any direct or indirect relationship with the Company, other than as a director, and none of the independent directors or first-time nominees serves as an executive officer of any charitable organization to which the Company or any of its affiliates have made any significant contributions within the preceding three years other than as follows: Mr. May serves as Chairman of The Mount Sinai Medical Center Board of Trustees; in fiscal 2007, 2006 and 2005 respectively the Company donated approximately $11,000, $58,000 and $50,000 in cash and/or goods to this institution. Mr. May was not involved in soliciting these donations.

Meetings and Attendance during Fiscal 2007

The following chart shows the total number of meetings (including telephonic meetings) held by the Board and each of its committees during Fiscal 2007. All current directors attended at least 90% of the aggregate number of meetings of the Board and those committees on which they served during their period of service (Dr. Costley joined the Board in May 2007 and hence did not serve for the full year).

	Board	Audit	Compensation	Stock Option	Nominating/ Corporate Governance	Percent of Meetings Attended (a)
Meetings Held	10	10	6	6	6	
Meetings Attended:						
Rose Marie Bravo	9	n/a	6	6	6	96%
William R. Chaney	10	n/a	n/a	n/a	n/a	100%
Gary E. Costley	6	8	5	5	5	100%
Abby F. Kohnstamm	10	7	6	6	6	97%
Charles K. Marquis	10	10	6	6	6	100%
J. Thomas Presby	10	10	n/a	n/a	6	100%
William A. Shutzer	10	n/a	n/a	n/a	n/a	100%
Michael J. Kowalski	10	n/a	n/a	n/a	n/a	100%
James E. Quinn	9	n/a	n/a	n/a	n/a	90%

(a) The percentage indicated reflects that percentage of meetings attended during the period that the director was serving as a director or on the committee indicated. Thus, Ms. Kohnstamm, who was not appointed to the Audit Committee until May 2007 has not been charged with absences from Audit Committee meetings that occurred before such appointment and Dr. Costley, who was not elected to the Board until May 2007, has not been charged with absences from the Board or committee meetings prior to his election.

Committees of the Board

Committees Composed Entirely of Independent Directors

Audit	Nominating/Corporate Governance
J. Thomas Presby, Chair Gary E. Costley Abby F. Kohnstamm Charles K. Marquis	Charles K. Marquis, Chair Rose Marie Bravo Gary E. Costley Abby F. Kohnstamm J. Thomas Presby
Compensation	*Stock Option Subcommittee*
Gary E. Costley, Chair Rose Marie Bravo Abby F. Kohnstamm Charles K. Marquis	Gary E. Costley, Chair Rose Marie Bravo Abby F. Kohnstamm Charles K. Marquis

Nominating/Corporate Governance Committee

The primary function of the Nominating/Corporate Governance Committee is to assist the Board in matters of corporate governance. The Nominating/Corporate Governance Committee operates under the charter adopted by the Board. The charter may be viewed on the Company's website, http://investor.tiffany.com/governance.cfm. Under its charter, the role of the Nominating/Corporate Governance Committee includes recommending to the Board:

- Policies on the composition of the Board,
- Criteria for the selection of nominees for election to the Board,
- Nominees to fill vacancies on the Board, and
- Nominees for election to the Board.

If you would like to submit the name of a candidate for the Nominating/Corporate Governance Committee to consider as a nominee of the Board for director, you may send your submission at any time to the Nominating/Corporate Governance Committee, c/o Mr. Patrick B. Dorsey, Corporate Secretary (Legal Department), Tiffany & Co., 600 Madison Avenue, New York, New York 10022. Candidates for director shall be selected on the basis of their business experience and expertise, with a view to supplementing the business experience and expertise of management and adding further substance and insight into board discussions and oversight of management. The Nominating/Corporate Governance Committee evaluates candidates recommended by stockholders in the same manner as it evaluates director candidates suggested by others. See our Corporate Governance Principles which are available on our website http://investor.tiffany.com/governance.cfm and as Appendix I to this Proxy Statement.

Dividend Committee

The Dividend Committee declares regular quarterly dividends in accordance with the dividend policy established by the full Board. The Dividend Committee acts by unanimous written consent and did not meet in Fiscal 2007. Members of the Dividend Committee are: William R. Chaney, Chair; Michael J. Kowalski and James E. Quinn.

Compensation Committee

The primary function of the Compensation Committee is to assist the Board in compensation matters. The Compensation Committee operates under its charter which may be viewed on the Company's website, http://investor.tiffany.com/governance.cfm. Under its charter, the Compensation Committee's responsibilities include:

- Approval of remuneration arrangements for executive officers, and
- Approval of compensation plans in which officers and employees of Tiffany are eligible to participate.

For additional information regarding the operation of the Compensation Committee, including the role of consultants and management in the process of determining the amount and form of executive compensation, see "Compensation Committee Process" beginning on page PS-29 of the "Compensation Discussion and Analysis" below. The Compensation Committee's report appears on page PS-31.

Compensation for the non-management members of the Board is set by the Board with advice from the Nominating/Corporate Governance Committee.

Stock Option Subcommittee

The Stock Option Subcommittee determines the grant of options, restricted stock units, cash incentive awards and other matters under our 2005 Employee Incentive Plan. All members of the Compensation Committee are members of this subcommittee.

Compensation Committee Interlocks and Insider Participation

No director serving on the Compensation Committee or its Stock Option Subcommittee during any part of Fiscal 2007 was, at any time either during or before such fiscal year, an officer or employee of Tiffany & Co. or any of its subsidiaries. No interlocking relationship exists between the Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed during the last fiscal year.

Audit Committee

The Company's Audit Committee is an "audit committee" established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's financial matters. The Audit Committee operates under a charter adopted by the Board; that charter may be viewed on the Company's website, http://investor.tiffany.com/governance.cfm. Under its charter, the Audit Committee's responsibilities include:

- Retaining and terminating the Company's independent registered public accounting firm, reviewing the quality-control procedures and independence of such firm and evaluating their proposed audit scope, performance and fee arrangements;
- Approving in advance all audit and non-audit services to be rendered by the independent registered public accounting firm;
- Reviewing the adequacy of our system of internal financial controls over financial reporting;
- Establishing procedures for complaints regarding accounting, internal accounting controls or auditing matters; and
- Conducting a post-audit review of our financial statements and audit findings in advance of filing, and reviewing in advance proposed changes in our accounting principles.

The Board has determined that all members of the Audit Committee are financially literate, that at least one member of the Audit Committee meets the New York Stock Exchange standard of having accounting or related financial management expertise, and that Mr. Presby meets the SEC criteria of an "audit committee financial expert." Mr. Presby is a member of the National Association of Corporate Directors and chairs the audit committees of five public companies in addition to that of the Company. In view of Mr. Presby's full-time commitment to work as an independent director, the Board has determined that his simultaneous service on six audit committees will not impair his ability to effectively serve on the Company's Audit Committee. The report of the Audit Committee is on page PS-18.

Self-Evaluation

The independent directors who serve on the Board conduct an annual evaluation of the workings and efficiency of the Board and of each of the Board committees on which they serve and make recommendations for change, if required.

Resignation on Job Change or New Directorship

Under the Company's Corporate Governance Principles, a director must submit a letter of resignation to the Nominating/Corporate Governance Committee on a change in employment or significant change in job responsibilities and upon accepting or resolving to accept a directorship with another public company. The Committee may either accept or reject such resignation, but must act within 10 days after considering, in light of the circumstances, the continued appropriateness of the continued service of the director.

Business Conduct Policy and Code of Ethics

Since the 1980s, the Company has had a policy governing business conduct for all Company employees worldwide. The policy requires compliance with law and avoidance of conflicts of interest and sets standards for various activities to avoid the potential for abuse or the occasion for illegal or unethical activities. This policy covers, among other activities, the acceptance or giving of gifts from or to those seeking to do business with the Company, processing one's own transactions, political contributions and reporting dishonest activity. Each year, all employees are required to review the policy, report any violations or conflicts of interest and affirm their obligation to report future violations to management.

The Company has a toll-free "hotline" to receive complaints from employees, vendors, stockholders and other interested parties concerning violations of the Company's policies or questionable accounting, internal controls or auditing matters. The toll-free phone number is 877-806-7464. The hotline is operated by a third party service provider to assure the confidentiality and completeness of all information received. Users of this service may elect to remain anonymous.

We also have a Code of Business and Ethical Conduct for the directors, the Chief Executive Officer, the Chief Financial Officer and all other officers of the Company. The Code advocates, and requires those persons to adhere to, principles and responsibilities governing professional and ethical conduct. This Code supplements our business conduct policy. Waivers may only be made by the Board. A summary of our business conduct policy and a copy of the Code of Business and Ethical Conduct are posted on our website, http://investor.tiffany.com/governance.cfm. We have also filed a copy of the Code with the SEC as an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 2008. The Board has not adopted a policy by which it will disclose amendments to, or waivers from, the Company's Code of Business and Ethical Conduct on our website. Accordingly, we will file a report on Form 8-K if that Code is amended or if the Board has granted a waiver from such Code, including an implicit waiver. We will file such a report only if the waiver applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and if such waiver relates to: honest and ethical conduct; full, fair, accurate, timely, and understandable disclosure; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code; or accountability for adherence to the Code.

The Nominating/Corporate Governance Committee, Audit Committee and Compensation Committee charters as well as the Code of Ethics and the Corporate Governance Principles are available in print to any stockholder who requests them.

Limitation on Adoption of Poison Pill Plans

On January 19, 2006, the Board terminated the Company's stockholder rights plan (typically referred to as a "poison pill") and adopted the following policy:

> "This Board shall submit the adoption or extension of any poison pill to a stockholder vote before it acts to adopt such poison pill; provided, however, that this Board may act on its own to adopt a poison pill without first submitting such matter to a stockholder vote if, under the circumstance then existing, this Board in the exercise of its fiduciary responsibilities deems it to be in the best interests of the Company and its stockholders to adopt a poison pill without the delay in adoption that is attendant upon the time reasonably anticipated to seek a stockholder vote. If a poison pill is adopted without first submitting such matter to a stockholder vote, the poison pill must be submitted to a stockholder vote within one year after the effective date of the poison pill. Absent such submission to a stockholder vote, and favorable action thereupon, the poison pill will expire on the first anniversary of its effective date."

TRANSACTIONS WITH RELATED PERSONS

William A. Shutzer is a Senior Managing Director of Evercore Partners, a public company ("Evercore"). An affiliated company of Evercore was engaged by the Company in early Fiscal 2007 to provide financial advisory services in connection with two potential transactions. Mr. Shutzer provided services to the Company in the course of those engagements. One of the potential transactions referred to above did not occur; the other involved the completed sale of the Company's Little Switzerland subsidiary. For its work on both engagements, Evercore was paid a total of $1,135,887, inclusive of expenses. Mr. Shutzer did not receive a percentage of the fees paid to Evercore, but did benefit indirectly as a participant in Evercore's employee bonus pool and as a shareholder of Evercore. The amount of such participation cannot be estimated.

The Board has adopted policies and procedures for the review, approval or ratification of transactions with the Company (or any subsidiary) in which any director or executive officer, any nominee for election as a director, any immediate family member of such an officer, director or nominee or any five-percent holder of the Company's securities has a direct or indirect material interest. Such transactions are referred to the Nominating/Corporate Governance Committee for review. In determining whether to approve or ratify any transaction, the Committee applies the following standard after considering the facts and circumstances of the transaction: whether, in the business judgment of the Committee members, the interests of the Company appear likely to be served by such approval or ratification.

The transaction with Evercore described above was approved in advance by the Nominating/Corporate Governance Committee under the policy and procedures described above.

REPORT OF THE AUDIT COMMITTEE

Included in the Company's Annual Report to Stockholders are the consolidated balance sheets of the Company and its subsidiaries as of January 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the three years in the period ended January 31, 2008. These statements (the "Audited Financial Statements") are the subject of a report by the Company's independent accountants, PricewaterhouseCoopers LLP ("PwC"). The Audited Financial Statements are also included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The Audit Committee reviewed and discussed the Audited Financial Statements with the Company's management and otherwise fulfilled the responsibilities set forth in its charter. The Audit Committee has also discussed with the Company's management and independent accountants their evaluations of the effectiveness of the Company's internal controls over financial reporting.

The Audit Committee has discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and PCAOB Auditing Standard No. 5, "An Audit of Internal Control Over Financial Reporting That Is Integrated With An Audit of Financial Statements".

The Audit Committee received from PwC the written disclosure and letter required by Independence Standards Board Standard No. 1, ("Independence Discussion with Audit Committees"), and has discussed the independence of PwC with that firm. The Audit committee has considered whether the provision by PwC of the tax consultation, tax compliance and other non-audit-related services disclosed above under "RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – Fees and Services of PricewaterhouseCoopers LLP" is compatible with maintaining PwC's independence and has concluded that providing such services is compatible with that firm's independence from the Company and its management.

The Audit Committee is aware that the provision of non-audit services by an independent accountant may, in some circumstances, create the perception that independence has been compromised. Accordingly, the Audit Committee has instructed management and management has agreed to develop professional relationships with firms other than PwC so that, when needed, other qualified resources will be available and will be used as appropriate.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Company's Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2008.

Signed:

J. Thomas Presby, Chair
Gary E. Costley
Abby F. Kohnstamm
Charles K. Marquis
Members of the Audit Committee

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the Company are:

Name	Age	Position	Year Joined Tiffany
Michael J. Kowalski	56	Chairman of the Board and Chief Executive Officer	1983
James E. Quinn	56	President	1986
Beth O. Canavan	53	Executive Vice President	1987
James N. Fernandez	52	Executive Vice President and Chief Financial Officer	1983
Jon M. King	51	Executive Vice President	1990
Victoria Berger-Gross	52	Senior Vice President - Human Resources	2001
Pamela H. Cloud	38	Senior Vice President - Merchandising	1994
Patrick B. Dorsey	57	Senior Vice President - General Counsel and Secretary	1985
Patrick F. McGuiness	42	Senior Vice President - Finance	1990
Caroline D. Naggiar	50	Senior Vice President – Chief Marketing Officer	1997
John S. Petterson	49	Senior Vice President – Operations	1988

Michael J. Kowalski. Mr. Kowalski assumed the role of Chairman of the Board in January 2003, following the retirement of William R. Chaney. He has served as the Registrant's Chief Executive Officer since February 1999 and on the Registrant's Board of Directors since January 1995. After joining Tiffany in 1983 as Director of Financial Planning, Mr. Kowalski held a variety of merchandising management positions and served as Executive Vice President from 1992 to 1996 with overall responsibility in the areas of merchandising, marketing, advertising, public relations and product design. He was elected President in 1997. Mr. Kowalski is a member of the Board of Directors of the Bank of New York Mellon. The Bank of New York Mellon is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under Tiffany's credit agreement and as the trustee and investment manager for Tiffany's Employee Pension Plan; and Mellon Investor Services LLC serves as the Company's transfer agent and registrar.

James E. Quinn. Mr. Quinn was appointed President effective January 31, 2003. He had served as Vice Chairman since 1998. After joining Tiffany in July 1986 as Vice President of branch sales for the Company's business-to-business sales operations, Mr. Quinn had various responsibilities for sales management and operations. He was promoted to Executive Vice President on March 19, 1992. In January 1995, he became a member of Registrant's Board of Directors but he will not stand for re-election to that position at the 2008 Annual Meeting. He has responsibility for Tiffany & Co. sales outside the U.S. and Canada. Mr. Quinn is a member of the board of directors of BNY Hamilton Funds, Inc. and Mutual of America Capital Management, Inc. BNY Hamilton Funds, Inc. is affiliated with The Bank of New York Mellon. The Bank of New York Mellon is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under Tiffany's credit agreement and as a trustee of Tiffany's Employee Pension Plan.

Beth O. Canavan. Mrs. Canavan joined Tiffany in May 1987 as Director of New Store Development. She later held the positions of Vice President, Retail Sales Development, Vice President and General Manager of the New York flagship store, and Eastern Regional Vice President. In 1997, she assumed the position of Senior Vice President for U.S. Retail. In January 2000, she was promoted to Executive Vice President responsible for retail sales activities in the U.S. and Canada and retail store expansion. In May 2001, Mrs. Canavan assumed additional responsibility for direct sales and business-to-business sales activities in the U.S. and Canada.

James N. Fernandez. Mr. Fernandez joined Tiffany in October 1983 and has held various positions in financial planning and management prior to his appointment as Senior Vice President–Chief Financial Officer in April 1989. In January 1998, he was promoted to Executive Vice President–Chief Financial Officer. He has responsibility for accounting, treasury, investor relations, information technology, financial planning, financial services, business development, diamond operations, real estate operations and overall responsibility for distribution, manufacturing, customer service and security. Mr. Fernandez serves on the Board of Directors of The Dun & Bradstreet Corporation and is a member of the Audit Committee and Board Affairs Committee.

Jon M. King. Mr. King joined Tiffany in 1990 as a jewelry buyer and has held various positions in the Merchandising Division, assuming responsibility for product development in 2002 as Group Vice President. In 2003, he was promoted to Senior Vice President–Merchandising. In June 2006, he was promoted to Executive Vice President and, in addition to his Merchandising leadership role, assigned responsibility for Marketing and Public Relations.

Victoria Berger-Gross. Dr. Berger-Gross joined Tiffany in February 2001 as Senior Vice President–Human Resources.

Pamela H. Cloud. Ms. Cloud joined Tiffany in 1994 as an Assistant Buyer and has since advanced through positions of increasing management responsibility within the Merchandising Division. In January 2007, she was promoted to Senior Vice President–Merchandising, responsible for all aspects of product planning and inventory management.

Patrick B. Dorsey. Mr. Dorsey joined Tiffany in July 1985 as General Counsel and Secretary.

Patrick F. McGuiness. Mr. McGuiness joined Tiffany in 1990 as an Analyst in Accounting & Reporting and has held a variety of management positions within the Finance Division, most recently as Group Vice President–Finance, and in Merchandising from 2000 to 2002 as Vice President–Merchandising Process Improvement. In January 2007, he was promoted to Senior Vice President–Finance, responsible for Tiffany's worldwide financial functions.

Caroline D. Naggiar. Ms. Naggiar joined Tiffany in June 1997 as Vice President–Marketing Communications. She assumed her current responsibilities as head of advertising and marketing in February 1998 and in 2007 she was assigned additional responsibility for the Public Relations department and named Chief Marketing Officer.

John S. Petterson. Mr. Petterson joined Tiffany in 1988 as a management associate. He was promoted to Senior Vice President–Corporate Sales in May 1995. In May 2001, Mr. Petterson assumed the role of Senior Vice President–Operations, with responsibility for worldwide distribution, customer service and security activities. His responsibilities were expanded in February 2003 to include manufacturing operations.

COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS

Contents

COMPENSATION DISCUSSION AND ANALYSIS

Short- and Long-term Planning for Sustainable Earnings Growth

The executive officers are expected to develop, for approval by the Board, a four-year strategic financial plan that offers an appropriate level of sustainable earnings growth. The executive officers also are responsible for executing the strategic plan by developing, for approval by the Board, and executing annual profit plans that incorporate challenging goals for each fiscal year. Both strategic plans and profit plans incorporate plans for sales growth, merchandising, gross margins, marketing expenditures, staffing, other expenses, capital spending and all other components of the Company's financial statements.

In the short-term, management must continue to build and open new stores, develop and manufacture new products, improve profit margins, control expenses and manage the Company's balance sheet in an efficient and productive manner. However, the Company can achieve sustainable growth only if the TIFFANY & CO. brand and image continues to be associated, in the minds of consumers, with product exclusivity and quality, and the highest level of customer service and store design. Maintenance of that continuity is "brand stewardship."

The Compensation Committee (the "Committee") recognizes that tradeoffs between short-term objectives and brand stewardship are often difficult. For example, variations in product mix can positively affect gross margins while negatively affecting brand image, and increased staffing can positively affect customer service while negatively affecting earnings. Each year, the executive officers revise the Company's strategic plan by looking out over a four-year horizon and weighing the effects of their strategic plan on brand value. At the same time, a profit plan for the coming fiscal year is developed. It is through this planning process that expectations for quarterly and annual earnings growth are brought into balance with concerns for brand stewardship and sustainable earnings growth.

The Company's success in achieving its financial goals – both short- and long-term – will be influenced by the performance of management in developing and executing the strategic plan and each fiscal year's profit plan and by highly variable external factors.

Objectives of the Executive Compensation Program

The Committee is keenly aware of the necessary dynamic between short-term and strategic planning and has structured the Company's executive compensation program accordingly. These are the objectives of the compensation program:

- to attract, motivate and retain the management talent necessary to develop and execute both short-term and strategic plans;
- to reward achievement of both short-term and long-term financial goals; and
- to link management's interests with those of the stockholders.

Base Salary

The Company pays competitive salaries to attract and retain its executives, but does not use salary increases as the primary means of recognizing their talent and performance. While the Committee believes that an annual salary is a necessary component of any competitive compensation program, salaries are paid to the Company's executives as one component of the total program, which includes the short- and long-term incentives, retirement, life and long-term disability insurance benefits discussed below.

Short-term Incentives

The Committee uses short-term incentives to motivate executive officers to achieve the annual profit plan.

The Committee provides annual incentive awards to the chief executive officer, the president, the chief financial officer and the two other executive vice presidents. Annual incentive awards are primarily formula-driven, with payments based on the degree of achievement of the annual profit plan and other considerations, such as certain events, unanticipated at the time that incentive award targets were set, that affect earnings or special contributions to other business outcomes consistent with the strategic plan, which the Committee may take into account at its discretion. (For a description of the Incentive Awards, including the incentive award targets and the conditions under which the Committee may exercise discretion, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Non-Equity Incentive Plan Awards.)

The Committee awards annual bonuses to the executive officers other than the five executive officers named above. Although the Committee retains discretion with respect to bonuses, in practice it aligns them with the annual incentive awards.

Strategic Incentives

The Committee uses long-term incentives to promote the retention of executive officers and motivate them to achieve sustainable earnings growth.

The Committee considers equity-based awards to be appropriate because, over the long term, the Company's stock price should be a good indicator of management's success in achieving sustainable earnings growth.

The Committee awards both performance-based restricted stock units and stock options because each form of award complements the other in helping the Company retain and motivate its executive officers.

In its decision to use both forms of award, the Committee took into account the difficulty of setting appropriate strategic performance goals. This difficulty arises due to the significant degree of influence that non-controllable and highly variable external factors have upon the Company's performance and the fact that the market does not always respond immediately to earnings growth. Performance-based restricted stock units have the advantage of rewarding executives for meeting earnings and return-on-assets goals – even if the achievement of those goals is not reflected in the share price. Stock options, on the other hand, do not reward executives in a declining market. However, they do provide gains commensurate with those of shareholders, whether or not the goals have been met.

In order to provide balance to the Company's long-term incentives, the Committee has determined that the ratio of the estimated value of performance-based restricted stock units to the estimated value of stock options awards should be as nearly 50/50 as practicable. These values were determined for purposes of achieving this ratio as follows: for options, on the basis of the Black-Scholes model; for stock units, on the assumption that units would vest at target and using the per share market value immediately prior to the grant date.

Complete vesting of performance-based restricted stock units is dependent upon achievement of both a cumulative earnings per share ("EPS") goal and an average return on assets ("ROA") goal over the three-year performance period following the grant. (For a description of the performance-based restricted stock units, including the goals set, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Equity Incentive Plan Awards – Performance-Based Restricted Stock Units.)

- Like most companies, the Company's stock price over the long term is primarily driven by growth in EPS. EPS performance is the primary determiner of vesting and no shares will vest unless a threshold level of EPS performance is achieved.
- For the three-year performance period ending January 31, 2011, the cumulative EPS goals are as follows: for threshold, $8.54; for target, $9.87; and for maximum, $10.62.
- The Company's ROA is also likely to significantly affect its stock price over the long term. This is due, in part, to the significance of inventory and store fitting-out expenses in its business. Thus the Committee uses ROA as a supplemental indicator of management's success in achieving sustainable earnings growth.
- The ROA goals are set by the Committee in conformance to, and as part of the process of approving, the Company's strategic plan.
- For the three-year performance period ending January 31, 2011, the average ROA goal is 11.5%.

The Committee grants stock options in order to clarify the link between the interests of the executive officers and those of the Company's stockholders in long-term growth in share value and to support the brand stewardship over the long term. (For a description of the options see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Options.)

Retirement Benefits

Retirement benefits are offered to executive officers because the Committee seeks to retain them over the course of their career, especially in their later years when they have gained experience and become more valuable to the Company and to its competitors. (For a description of the retirement benefits see PENSION BENEFITS – Features of the Retirement Plans.) All retirement benefits are independent of corporate performance factors.

Executives participate in three retirement plans: they participate in the same tax-qualified pension plan available to all full-time U.S. employees hired before January 1, 2006 and also receive incremental benefits under the Excess Plan and the Supplemental Plan.

The Excess Plan credits salary and bonus in excess of amounts that the Internal Revenue Service (IRS) allows the tax-qualified pension plan to credit in computing benefits, although benefits under both of these plans are computed under the same formula. The Committee considers it fair and consistent with the employee retention purpose of the tax-qualified pension plan to maintain for executives the relationship established for lower compensated employees between annual cash compensation and pension benefits.

The Supplemental Plan serves as a stay-incentive for experienced executives by increasing the percentage of average final compensation provided as a benefit as an executive's years-of-service pass specified milestones.

Life Insurance Benefits

IRS limitations render the life insurance benefits that the Company provides to all full-time U.S. employees in multiples of their annual salaries largely unavailable to the Company's executive officers. In years past, the Company maintained the relationship established for lower-compensated employees between annual salaries and life insurance benefits through "split dollar" life insurance arrangements with executive officers. Split dollar arrangements were an income tax-favored means of providing death benefits in excess of the IRS limitations, but such arrangements became untenable as the result of IRS rule changes and the Sarbanes-Oxley Act.

After considering alternatives to the split dollar arrangements, the Committee arranged for the Company to pay life insurance premiums as taxable compensation to the executives and to pay additional amounts necessary in order to prevent the executive officers from being subjected to increased income taxes as a result of this change in the executive life insurance program. (For an explanation of the key features of the life benefits, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Life Insurance Benefits.) Between fiscal year 2006 and fiscal year 2007 the premiums on the whole life policies owned by the executive officers had to be increased significantly to achieve the cash accumulation goals of the program. In recent years, the insurer had established premiums on the basis of incorrect information with respect to the annual compensation of the executive officers. Because of these increases, the life insurance benefits are under examination by the Committee which may determine to reduce or discontinue these benefits.

Disability Insurance Benefits

Executive officers are provided with special disability benefits because their salaries are inconsistent with the income replacement limits of the Company's standard disability insurance policies. Thus, these special disability benefits maintain the relationship established for lower compensated employees between annual cash compensation and disability benefits.

Competitive Compensation Analysis

Each year, in setting or maintaining base salaries and making incentive awards, the Committee refers to competitive compensation (market) data because the Committee believes that such data are useful to determine if the Company's compensation falls between the 25th and 75th percentile of market data. However, the Committee does not consider such data sufficient for a full evaluation of appropriate compensation for any individual executive officer. Accordingly, the Committee has not set a "bench-mark" to such data for any executive officer and does not rely exclusively on compensation surveys or publicly available compensation information. Rather, the Committee also considers: the comparability of compensation as between executive officers of comparable experience and responsibility; job comparability with market positions; the recommendations of the chief executive officer; and the Committee's own business judgment as to an individual's maturity, experience and tenure, capacity for growth, demonstrated success and desirability to the Company's competitors.

To help it assess the competitiveness of the compensation offered to the Company's executive officers, the Committee reviewed a comparability analysis prepared in November 2007 and updated in December 2007 by Towers Perrin, a nationally recognized compensation consulting firm.

The analysis included the following elements of compensation for each executive officer:

- base salary;
- target annual incentive or bonus as a percentage of salary;
- target total cash compensation (salary plus target incentive/bonus award);
- actual total cash compensation (salary plus actual incentive/bonus granted in the prior year);
- expected value of long-term incentives as a percentage of salary;
- target total direct compensation (target total cash compensation plus the expected value of long-term incentives granted in the prior year);
- actual total direct compensation (actual total cash compensation plus the expected value of long-term incentives granted in the prior year); and
- pay mix.

The Committee believes that a competitive market for the services of retail executives exists, even among firms that operate in a different line of business. To fully understand market compensation levels for comparable executive positions, the analysis includes data for both retail and general industry companies, with greater emphasis on the former.

The analysis included data concerning compensation for senior positions provided by:

- a survey of 16 public companies in the specialty retail industry with median revenues of $2.8 billion;
- a survey of 14 public and private companies in the retail industry with median revenues of $3.2 billion;
- a general survey of 47 companies in the retail/wholesale industry with median revenues of $5.6 billion; and
- a survey of 273 companies in general industry with revenues from $1 to $6 billion.

For retail-specific positions, the analysis of competitive compensation was determined by reference only to surveys of the retail industry mentioned above.

For the chief executive officer and the chief financial officer, the going rate was developed by reference to surveys of the retail industry mentioned above (weighted 67%) and to the general industry survey mentioned above (weighted 33%).

After reviewing the competitive compensation analysis and other factors discussed above, the Committee determined, as of December 2007:

- that the chief executive officer was being compensated:
    - at the 50th percentile in terms of salary;
    - below the 50th percentile in terms of target bonus annual incentive as a percentage of salary and target total cash compensation;

- between the 50th and 75th percentile in terms of long-term incentives as a percent of salary and target total direct compensation;
  - below the 50th percentile in terms of actual total cash compensation; and
  - between the 50th and 75th percentiles in terms of actual total direct compensation;
- that the named executive officers in retail-specific positions were being compensated:
  - generally below the 75th percentile on all measures;
  - in the case of one, was below the 50th percentile on all measures;
  - in the case of one other, was below the 50th percentile on some measures; and
  - in the case of one other, was compensated above the 75% percentile on some measures;
- that the chief financial officer has significant operating responsibilities beyond those typically assigned to those with this title in the surveyed companies and, for that reason, the Committee elected to compare his compensation to positions with significant operating responsibilities and determined that he was compensated below the 50th percentile on all but one measure;
- that a 5.2% increase in target total cash compensation was warranted for the chief executive officer for Fiscal 2008 – this was accomplished by increasing both salary and target annual incentive compensation; and
- that a 12.6% increase in target total cash compensation was warranted, in aggregate, for the other named executive officers – this was accomplished by increasing both salary and target annual incentive compensation for Mrs. Canavan and for Messrs. Fernandez and King.

Relative Values of Key Compensation Components

The Committee believes that the portion of an executive officer's compensation that is "at risk" (subject to adjustment for corporate performance factors) should vary proportionately to the amount of responsibility the executive officer bears for the Company's success.

The Committee set targets and maximums for short-term incentives for each of the named executive officers as follows:

Executive	Target Incentive as a Percent of Base Salary	Maximum Incentive as a Percent of Base Salary
Michael J. Kowalski	100%	200%
James E. Quinn	70%	140%
Beth O. Canavan	70%	140%
James N. Fernandez	70%	140%
Jon M. King	70%	140%

The Committee also determined that a minimum of 50% of the total compensation opportunity of the chief executive officer and 40% of the total compensation opportunity of the other executive officers should be comprised of long-term incentives. The Committee awarded long-term incentives with an estimated value for each of the named executive officers as follows:

Executive	Long-term Incentive Value as a Percent of Salary
Michael J. Kowalski	300 %
James E. Quinn	162 %
Beth O. Canavan	200 %
James N. Fernandez	225 %
Jon M. King	200 %

The estimated value of the long-term incentives was split evenly between the estimated value of performance-based restricted stock units and the estimated value of stock options.

PROXY STATEMENT

Equity Ownership by Executive Officers and Directors

In July 2006, the Committee proposed and the board of directors adopted a share ownership policy for executive officers to better align management's interests with those of stockholders over the long-term. This policy was amended in March 2007 to include directors who are not executive officers.

Under this policy, executive officers and non-executive directors are required to own shares of the Company's common stock having a total market value equal to the following multiples of their base salaries (minimum annual retainer in the case of directors):

Position/Level	Market Value of Company Stock Holdings as a Multiple of Base Salary (Minimum Annual Retainer in the case of Non-Executive Directors)
Chief Executive Officer	Five Times
Non-Executive Directors	Five Times
President	Four Times
Executive Vice President	Three Times
Senior Vice President	Two Times

Under the share ownership policy, so long as 25% of the required market value consists of shares of the Company's common stock owned by an executive officer or director, 50% of the positive current value of his or her vested (exercisable) stock options may also be counted towards compliance. For this purpose, the current value of a vested option is calculated as follows: current market value of the number of shares covered by the option less the total option exercise price.

Prior to satisfying this stock ownership requirement, an executive officer or director may not sell any shares except to:

- satisfy required withholding for income taxes due upon exercise of stock options or vesting of performance-based restricted stock units;
- pay the exercise price upon exercise of stock options; and
- dispose of no more than 50% of the remaining shares issued upon exercise of stock options or vesting of performance-based restricted share units (after paying the exercise price and tax withholding).

Executive officers and directors have until July 2011 to satisfy the stock ownership requirement. At the end of fiscal year 2007, the chief executive officer and four of the other ten executive officers had fully satisfied their stock ownership requirements. Progress toward compliance will be reviewed by the Committee each July.

By a separate policy, the board of directors has directed executive officers not to engage in transactions of a speculative nature in Company securities, such as the purchase of calls or puts, selling short or speculative transactions as to any rights, options, warrants or convertible securities related to Company securities. This policy does not affect the right to exercise or hold a stock option issued to the executive by the Company.

Dual-Trigger Retention Benefits

The Committee believes that it will be important that the team of executive officers remain in place, free of distractions that might arise out of concern for personal financial and job security during any times of possible or actual transition of corporate control. For that reason, the Company has entered into retention agreements with each of the executive officers that provide financial incentives for them to remain in place during any such times. (For a description of the retention agreements see POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL – Retention Agreements.)

The Committee believes that the retention agreements serve the best interests of the Company's stockholders because such agreements:

- will increase the value of the Company to a potential acquirer that requires delivery of an intact management team;
- will help to keep management in place and focused should any situation arise in which a change of control looms but is not welcome or agreement has not yet been reached;
- are a prudent defense to the possibility that one or more senior executive officers might retire or take a competing job offer during a time of transition; and
- are not overly generous.

The Committee also believes that the retention agreements contain a definition of "change in control" that is reasonable and appropriate to keeping the management team in place during a time of transition. The Company has not had a single controlling stockholder for many years, and executive officers would be likely to consider acquisition of a controlling interest as described in the retention agreements to be a prelude to a significant change in corporate policies and an incentive to leave.

The Committee also believes that it is reasonable and appropriate for the retention agreements to include excise tax "gross-up provisions," despite the high potential cost of gross-up payments, for the following reasons:

- the excise tax imposes discriminatory results between executives with varying compensation and stock option exercise histories;
- the gross-up provisions assure that the financial incentives provided by the retention agreements will have the desired effect upon each individual executive officer without such discriminatory results; and
- given the size of the Company's business and its assets, the cost of the retention payments, including the gross-up payments, is unlikely to impede an acquisition offer from an acquirer with the necessary wherewithal to accomplish it.

The retention agreements are "dual-trigger" arrangements in that they provide no benefits unless two events occur: (i) a change in control followed by (ii) a loss of employment.

The Company is not party to any other agreement with any executive officer that provides for severance benefits on termination of employment; does not maintain any severance payment policy for executive officers; and has the right to terminate the employment of any executive for any reason or no reason.

Other Change in Control Provisions

The Company's stock option and performance-based restricted stock unit award agreements provide for accelerated vesting of options and restricted stock units upon a change in control.

The Committee believes:

- that each executive should control the disposition of his or her equity interest in the Company, and receive the full value of such interest, should a change of control situation ever arise; and
- that the independent directors are fully capable of weighing the merits of any proposed transaction and reaching a proper conclusion in the interests of the stockholders, even in the

face of management's advocacy of a transaction that would provide change in control payments to the executive officers.

Termination for Cause and Violation of Non-Compete Covenants

Stock options granted under the 2005 Employee Incentive Plan may not be exercised after a termination for cause. Performance-based restricted stock units will not vest if termination for cause occurs before the conclusion of the three-year performance period.

All executive officers have signed non-competition covenants that have a two-year post-employment term. For those who are age 60 or older at termination of employment or who attain age 60 within six months of termination, the term ends six months after termination. For all executive officers, the term ends in six months after termination if a change in control (as defined in the retention agreements) has occurred prior to termination of employment or during the six-month period. For all executive officers, once the six-month minimum period has passed, a change of control will result in an early end to the term.

Violation of the non-compete covenants will result in:

- loss of benefits under the Excess Plan and the Supplemental Plan;
- loss of all rights under stock options and performance-based restricted stock units; and
- mandatory repayment of all proceeds from stock options exercised or restricted stock units vested during a period beginning six months before termination and throughout the duration of the non-competition covenant.

Compensation Committee Process

The decision to retain Towers Perrin to assist the Committee was made by the Committee Chair. Management recommended Towers Perrin and has assisted in arranging meetings between Towers Perrin and the Committee. Management has also consulted with Towers Perrin on the selection of peer companies for comparison, but Towers Perrin has maintained its own judgment in that regard.

Because Towers Perrin also consults with management on compensation to be paid to non-executive employees, the Committee has retained and consulted with a separate independent compensation consultant, Independent Compensation Committee Advisor, LLC ("Independent Consultant"), to help the Committee understand all of the relevant compensation, financial and technical information it needs to make proper decisions regarding executive compensation.

The Independent Consultant is available to the Committee, as needed, to:

- review recommendations from management (and any consultants retained by management) and provide an additional layer of peer review to their analyses and recommendations to the Committee;
- join other consultants in explaining relevant information and provide additional feedback to the Committee;
- help the Committee to identify key issues and ask probing questions; and
- review and comment upon all plans, agreements or other documents or actions the Committee is asked to adopt or approve.

The Compensation Committee has told the Independent Consultant that:

- they are to act independently of management;
- they are to act at the direction of the Compensation Committee; and

- their ongoing engagement will be determined by the Committee.

Accordingly, the Independent Consultant provides no other services for the Company.

The Committee has developed a format of "tally sheet" so that the total compensation and equity position in Company stock for each executive officer can be compared. Tally sheets for each executive officer in this format are prepared by the Company's Human Resources Department and provided to the Committee.

Tally sheets are reviewed by the Committee in July, November and January. These sheets include historical data concerning:

- salary and annual incentive award or bonus grants in prior years;
- potential threshold, target and maximum returns on unvested performance-based restricted stock unit awards and unrealized potential gains from outstanding stock options holdings, both under current conditions and under various hypothetical stock price and termination or change-in-control scenarios;
- realized gains on stock options previously exercised;
- shareholdings and progress towards compliance with stock ownership requirements;
- retirement and life insurance benefits and perquisites;
- total cash compensation (salary plus annual incentive award or bonus grant, based on potential threshold, target and maximum annual incentive or bonus awards for the current year); and
- estimated value of salary, annual incentive or bonus, unvested restricted stock units and stock options, and retirement and health benefits upon a hypothetical change in control scenario.

The Committee meets with the chief executive officer regularly and solicits his recommendations with respect to the compensation of the executive officers. In this context, his views as to the performance of the individual officers are provided to the Committee. Individual performance has not factored significantly in terms of incentive pay, although the Committee has reserved discretion in that regard with respect to bonuses paid to those executive officers who are not named executive officers and for all executive officers with respect to fiscal 2008 bonuses and incentive awards (see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS, Non-Equity Incentive Awards).

In January, the Committee reviews a forecast of the prior fiscal year financial results with the chief financial officer and calculates the tentative payouts for short- and long-term incentives on that basis. Revised calculations and adjustments are prepared at the March meeting, when fiscal year financial results are nearly final and ready for public release, and when the annual profit plan and the strategic plan are presented for approval by the board of directors. After the public release of the financial results, the final calculation is made and the Committee authorizes management to make payment on prior year annual incentive awards and performance-based restricted stock unit awards for which the three-year performance period ended in the prior year and to enter into agreements with respect to current year annual incentive awards.

The Committee has limited discretion under the 2005 Employee Incentive Plan to adjust incentive awards for certain events, unanticipated at the time that incentive award targets were set, that affect earnings or for special contributions to other business outcomes consistent with the strategic plan. (For a description of the Incentive Awards, including the incentive awards set and the conditions under which the Committee may exercise discretion, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS, Non-Equity Incentive Awards.)

The Committee awards stock options to executive officers at the January meeting or when individual promotions are recognized. The Committee has never authorized management to make awards of stock options. Since 2005, awards of performance-based restricted stock units have also been made at the January meeting with reference to a preliminary draft of the Company's strategic plan, although the EPS and return on assets goals for threshold, target and maximum pay out are finalized at the March meeting when the strategic plan is adopted.

Limitation under Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally denies a federal income tax deduction to the Company for compensation in excess of $1 million per year paid to any of the named executive officers. This denial of deduction is subject to an exception for "performance-based compensation" such as the performance-based restricted stock units, stock options and annual incentive awards discussed above. Although the Committee has designed the executive compensation program with tax considerations in mind, the Committee does not believe that it would be in the best interests of the Company to adopt a policy that would preclude compensation arrangements subject to deduction limitations.

REPORT OF THE COMPENSATION COMMITTEE

We have reviewed and discussed with the management of Tiffany & Co. the Compensation Discussion and Analysis section of this Proxy Statement. Based on our review and discussions, we recommend to the Board of Directors, to the chief executive officer and to the chief financial officer that the Compensation Discussion and Analysis be included in this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended January 31, 2008.

Compensation Committee and its Stock Option Subcommittee:

Gary E. Costley, Chair
Rose Marie Bravo
Abby F. Kohnstamm
Charles K. Marquis

March 20, 2008

SUMMARY COMPENSATION TABLE
Fiscal 2007 and Fiscal 2006

Name and Principal Position	Year	Salary ($) (a)	Bonus ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($)	Total ($)
Michael J. Kowalski *Chairman and CEO*	2007	$ 972,382	—	$ 2,374,481	$1,397,251	$1,852,500	$ 370,793	$ 340,293 (g)	$ 7,307,700
	2006	$ 972,382	—	$ 1,699,300	$ 1,869,000	$1,123,541	$1,219,355	$ 153,367 (h)	$ 7,036,945
James E. Quinn *President*	2007	$ 738,013	—	$1,477,923	$ 874,052	$1,036,000	$ 190,821	$ 241,440 (i)	$ 4,558,249
	2006	$ 738,013	—	$1,058,611	$1,211,307	$ 628,334	$1,452,588	$ 119,235 (j)	$ 5,208,088
Beth O. Canavan *Executive Vice President*	2007	$ 528,577	—	$ 827,617	$ 462,644	$ 689,000	$ 743,079	$ 160,339 (k)	$ 3,411,256
	2006	$ 526,275	—	$ 587,714	$ 656,997	$ 417,878	$ 249,113	$ 91,659 (l)	$ 2,529,636
James N. Fernandez *Executive Vice President and CFO*	2007	$ 658,228	—	$ 1,165,376	$ 677,310	$ 858,000	$ 136,439	$ 214,437(m)	$ 3,709,790
	2006	$ 655,543	—	$ 821,349	$ 946,829	$ 520,377	$ 448,086	$ 118,495 (n)	$ 3,510,679
Jon M. King *Executive Vice President*	2007	$ 498,657	$ 650,000	$ 671,302	$ 399,501	—	$ 175,006	$ 149,934 (o)	$2,544,400
	2006	$ 483,698	$ 394,225	$ 446,083	$ 499,315	—	$ 223,538	$ 87,120 (p)	$2,083,979

Notes to Summary Compensation Table:

(a) Salary amounts include amounts deferred at the election of the executive under the Tiffany and Company Executive Deferral Plan (the "Deferral Plan") and under the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan (the "401(k)"). Amounts deferred to the Deferral Plan are also shown in the Nonqualified Deferred Compensation Table.

(b) Bonus amounts include amounts deferred at the election of the executive under the Deferral Plan and under the 401(k). Bonus amounts are earned in the fiscal year ended January 31, and paid in April.

(c) Amounts shown represent the dollar amount of compensation cost recognized for performance-based restricted stock unit awards in accordance with SFAS No. 123R. In valuing such awards, the Company made certain assumptions. For a discussion of those assumptions, please refer to Part II of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2008. See Note M. "STOCK COMPENSATION PLANS", in Notes to Consolidated Financial Statements, under Item 8. Financial Statements and Supplementary Data.

(d) Amounts shown represent the dollar amount of compensation cost recognized for stock options in accordance with SFAS No. 123R. In valuing option awards, the Company made certain assumptions. For a discussion of those assumptions, please refer to note (c) above.

(e) This column reflects cash annual incentive awards under the 2005 Employee Incentive Plan. These awards are earned in the fiscal year ended January 31 and are paid on the basis of achieved

Performance Goals after the release of the Company's financial statements for the fiscal year. (For a description of the Performance Goals, see DISCUSSION OF SUMMARY COMPENSATON TABLE AND GRANTS OF PLAN-BASED AWARDS – Non-Equity Incentive Plan Awards.) This column includes amounts deferred at the election of the executive under the Deferral Plan. Amounts so deferred are also shown in the Nonqualified Deferred Compensation Table.

(f) This column represents the aggregate change, over the course of the fiscal year, in the actuarial present value of the executive's accumulated benefit under all defined benefit and actuarial plans. This column does not include earnings under the Deferral Plan because the Deferral Plan does not pay above-market or preferential earnings on compensation that is deferred.

(g) Mr. Kowalski's Fiscal 2007 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($171,055); tax gross-up paid on the life insurance premium ($144,286); disability insurance premium ($15,952); 401(k) matching contribution ($6,500); and medical exam ($2,500).

(h) Mr. Kowalski's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($66,542); tax gross-up paid on the life insurance premium ($54,073); disability insurance premium ($16,627); 401(k) matching contribution ($7,500); medical exam ($2,375); and tax accounting fees ($6,250).

(i) Mr. Quinn's Fiscal 2007 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($108,311); tax gross-up paid on the life insurance premium ($90,043); disability insurance premium ($17,711); 401(k) matching contribution ($6,500); tax accounting fees ($14,680); health club membership ($4,195).

(j) Mr. Quinn's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($47,325); tax gross-up paid on the life insurance premium ($37,258); disability insurance premium ($17,386); 401(k) matching contribution ($7,500); medical exam ($2,375); tax accounting fees ($3,815); health club membership ($3,576).

(k) Mrs. Canavan's Fiscal 2007 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($71,796); tax gross-up paid on the life insurance premium ($62,918); disability insurance premium ($15,750); 401(k) matching contribution ($6,500); medical exam ($2,500); and health club membership ($875).

(l) Mrs. Canavan's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($35,484); tax gross-up paid on the life insurance premium ($29,017); disability insurance premium ($16,579); 401(k) matching contribution ($7,500); medical exam ($2,375); and health club membership ($704).

(m) Mr. Fernandez's Fiscal 2007 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($101,927); tax gross-up paid on the life insurance premium ($84,520);

disability insurance premium ($17,740); 401(k) matching contribution ($6,500); and tax accounting fees ($3,750).

(n) Mr. Fernandez's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($52,029); tax gross-up paid on the life insurance premium ($41,322); disability insurance premium ($13,829); 401(k) matching contribution ($7,500); and tax accounting fees ($3,815).

(o) Mr. King's Fiscal 2007 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($71,602); tax gross-up paid on the life insurance premium ($54,261); disability insurance premium ($13,410); 401(k) matching contribution ($6,500); medical exam ($2,500); and health club membership ($1,631).

(p) Mr. King's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($35,285); tax gross-up paid on the life insurance premium ($26,013); disability insurance premium ($13,010); 401(k) matching contribution ($7,500); medical exam ($2,625); and health club membership ($2,687).

GRANTS OF PLAN-BASED AWARDS
Fiscal 2007
2005 Employee Incentive Plan

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/Sh) (d)	Grant Date Fair Value of Equity Awards (e) (f)
			Threshold ($)	Target ($)	Maximum ($)	Threshold Number of Shares (a)	Target Number of Shares (b)	Maximum Number of Shares (c)			
Michael J. Kowalski	Annual Incentive Award		$ 0	$1,000,000	$ 2,000,000						
	Performance-Based RSU	1/17/08				20,400	46,000	80,000			$ 1,653,010
	Stock Option	1/17/08							101,000	$ 37.645	$ 1,477,751
James E. Quinn	Annual Incentive Award		$ 0	$ 518,000	$ 1,036,000						
	Performance-Based RSU	1/17/08				8,415	18,975	33,000			$ 681,867
	Stock Option	1/17/08							41,000	$ 37.645	$ 599,879
Beth O. Canavan	Annual Incentive Award		$ 0	$ 420,000	$ 840,000						
	Performance-Based RSU	1/17/08				8,415	18,975	33,000			$ 681,867
	Stock Option	1/17/08							41,000	$ 37.645	$ 599,879
James N. Fernandez	Annual Incentive Award		$ 0	$ 518,000	$ 1,036,000						
	Performance-Based RSU	1/17/08				11,475	25,875	45,000			$ 929,818
	Stock Option	1/17/08							57,000	$ 37.645	$ 833,978
Jon M. King	Annual Incentive Award		$ 0	$ 420,000	$ 840,000						
	Performance-Based RSU	1/17/08				8,415	18,975	33,000			$ 681,867
	Stock Option	1/17/08							41,000	$ 37.645	$ 599,879

Notes to Grants of Plan-Based Awards Table

(a) Assumes that the EPS minimum is met and the ROA goal is not met (see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Equity Incentive Plan Awards – Performance-Based Restricted Stock Units).

(b) Assumes that the EPS target is met and the ROA goal is met.

(c) Assumes that the EPS maximum is met and the ROA goal is met.

(d) The exercise price of all options was equal to or greater than the closing price of the underlying shares on the New York Stock Exchange on the grant date. The Committee adopted the following pricing convention on January 18, 2007: the higher of (i) the simple arithmetic mean of the high and low sales price of such stock on the New York Stock Exchange on the grant date or (ii) the closing price on such Exchange on the grant date. Options granted before that date were priced at the simple arithmetic mean of the high and low sales price of such stock on the New York Stock Exchange on the grant date.

(e) The grant date fair value of each option award was computed in accordance with SFAS NO. 123R.

(f) The grant date fair value of each performance-based award was computed assuming target payout and in accordance with SFAS NO. 123R. For additional information regarding performance-based compensation, see the table titled "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END" beginning on page PS-41.

EQUITY COMPENSATION PLAN INFORMATION
(As of Fiscal Year 2007)

	Column A	Column B	Column C
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders	8,773,011[a]	$ 32.49	5,999,359[b]
Equity compensation plans not approved by security holders	0	0	0
Total	8,773,011[a]	$ 32.49	5,999,359[b]

(a) Shares indicated do not include 2,769,110 shares issuable under awards of stock units already made.

(b) Shares indicated are the aggregate of those available for grant under the Company's 2005 Employee Incentive Plan (the "Employee Plan") and the Company's 1998 Directors Option Plan (the "Directors Plan"). All plans provide for the issuance of options and stock awards. However, under the 2005 Employee Plan the maximum number of shares that may be issued, 11,000,000, is subject to reduction by 1.58 shares for each share that is delivered on vesting of a stock award. Column C reflects this reduction assuming that all shares granted as stock awards will vest. Under the Directors Plan all shares of the 412,500 remaining for issuance could be issued as stock awards.

DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS

Non-Equity Incentive Plan Awards

Each of the named executive officers other than Mr. King was paid a cash (non-equity) annual incentive award for Fiscal 2007. Each including Mr. King may be paid such an award for Fiscal 2008. Mr. King was paid a cash bonus for Fiscal 2007.

The non-equity annual incentive awards for Fiscal 2007 were established to pay out if the Company increased year-to-year earnings, with payouts at target levels if the Company met the net earnings objectives of the profit plan for the fiscal year. The net earnings objective was established by the Compensation Committee at the start of the fiscal year when the profit plan was approved. The objective was set with reference to earnings in the prior fiscal year, adjusted for certain items that would not be repeated in the course of business (such as income or expense attributable to divestitures or special tax incentives) or expenses relating to capital initiatives (such as the income statement effect of incremental borrowings needed to fund stock repurchases authorized by the Board in excess of annual plan amounts).

For the annual incentive awards made for Fiscal 2008, the Committee has discretion to reduce incentive awards from a maximum.

At the beginning of Fiscal 2008, the Committee established a performance goal in accordance with Section 162(m) of the Internal Revenue Code (the "162(m) performance goal"). The 162(m) performance goal requires that the Company attain earnings of $243,000,000.

The 162(m) performance goal for Fiscal 2008 must be achieved in order for named executive officers to be eligible to receive any annual incentive award. If that goal is achieved, each of the named executive officers shall be eligible to receive a maximum incentive award of 200% of base salary. However, even if the 162(m) performance goal is achieved, the Committee can exercise discretion to reduce the award below the maximum. The Committee's discretion to reduce an incentive award below the maximum is not limited.

The Committee has communicated to the named executive officers earnings objectives for fiscal year 2008 above the 162(m) performance goal. The Committee has indicated that, in the absence of other relevant factors (see below), the Committee will exercise its discretion as follows:

- to reduce the maximum award to zero if fiscal year 2008 earnings do not equal or exceed $341,090,000;

- to reduce the maximum award to target (100% of base salary, in the case of the chief executive officer, and 70% of base salary, in the case of the other named executive officers) if fiscal year 2008 earnings do not equal or exceed $367,517,000; and

- to pay the maximum award if fiscal year 2008 earning equal or exceed $385,091,000.

The Committee has also communicated that it reserves the right to consider other relevant factors in reducing an annual incentive award below the maximum allowable based on achievement of the 162(m) performance goal and the other earnings objectives set forth above.

The "other relevant factors" that the Committee has indicated it will consider are:

- annual progress towards strategic plan objectives;
- business unit growth and/or profitability (where the executive officer has responsibility for such growth and/or profitability);
- organizational development;
- contributions to the working environment of his/her team and/or development of a positive working environment for employees;
- business process improvement; and
- cost containment and/or cost reduction efforts.

For the past three completed fiscal years annual incentive awards were paid out as follows:

- For fiscal year 2007, earnings were required to exceed prior year earnings:
  - in order for any annual incentive awards to pay out;
  - by 12% in order to pay out at target; and
  - by 16% in order to pay out at maximum.
- In Fiscal 2007, the Company exceeded its net earnings objectives and annual incentive awards and bonuses were paid out at 200% of the target amount.
- In Fiscal 2006, the Company exceeded its net earnings objectives and annual incentive awards and bonuses were paid out at 121.3% of target.
- In Fiscal 2005, the Company exceeded its net earning objectives and annual incentive awards and bonuses were paid out at 200% of target.

PROXY STATEMENT

Annual incentive awards differ from bonuses paid to executive officers other than the five named executive officers as follows:

- Annual incentive awards are paid under the terms of the 2005 Employee Incentive Plan and will be paid only if the Company meets objective performance goals. This promise is set out in written agreements.
- Bonuses are not subject to written agreements. The Compensation Committee has the discretion to increase, decrease or withhold such bonuses. It has been the Committee's practice to align bonuses with annual incentive awards.
- Annual incentive awards are designed so that the amounts paid out will be deductible to the Company and not count against the one million dollar limitation under Section 162(m) of the Internal Revenue Code. Each of the named executive officers is subject to that limitation.
- If a bonus is paid to an executive officer other than a named executive officer, and the total annual cash compensation paid to that executive in the year of bonus was to exceed the one million dollar limitation, the excess would not be deductible to the Company for federal income tax purposes.

Equity Incentive Plan Awards – Performance-Based Restricted Stock Units

In January 2005, the Compensation Committee first awarded equity incentive awards – Performance-Based Restricted Stock Units ("Units") to the executive officers. Units were subsequently granted in January of 2006, 2007 and 2008. The 2008 award is reflected in the GRANTS OF PLAN-BASED AWARDS table under the column headed "Estimated Future Payouts Under Equity Incentive Plan Awards."

Units are granted under the 2005 Employee Incentive Plan on the following terms:

- Units will be exchanged on a one-to-one basis for shares of the Company's common stock when and if the Units vest;
- Vesting is determined at the end of a three-year performance period;
- No Units will vest if the executive voluntarily resigns, retires or is terminated for cause during the three-year performance period, although partial vesting is provided for in cases of termination for death or disability;
- No Units will vest (other than for reasons of death, disability or on a change in control as defined in the Retention Agreements) if the Company fails to meet a three-year cumulative EPS performance threshold set by the Compensation Committee at the time the Units are granted;
- Units will tentatively vest based on the following EPS performance hurdles:
  - 30% at threshold;
  - 50% at target; and
  - 87.5% at maximum;
- In the event of EPS performance above threshold and below target or above target and below maximum the number of Units that tentatively vest are prorated. No Units will vest if threshold earnings performance is not achieved. After tentative vesting has been determined, a ROA test will be applied. If met, the tentatively vested number of Units will be increased by 15% (but not to over 100%); if not met, the tentatively vested number of Units will be reduced by 15%;
- 100% vesting will occur only if the Company meets both the EPS maximum and ROA goal;
- No dividends are paid, accrued or credited to Units until vesting.

The grants of Units made in January, 2005 were subject to satisfaction of the following performance tests over the performance period ending January 31, 2008:

- Threshold: cumulative net EPS of $4.59;
- Target: cumulative net EPS of $5.22;
- Maximum: cumulative net EPS of $5.45; and
- Return on assets: 8.7%.

The grants of Units made in January, 2006 are subject to satisfaction of the following performance tests over the performance period ending January 31, 2009[†]:

- Threshold: cumulative net EPS of $5.54;
- Target: cumulative net EPS of $6.39;
- Maximum: cumulative net EPS of $6.85;
- Return on assets: 9.7%.

The grants of Units made in January, 2007 are subject to satisfaction of the following performance tests over the performance period ending January 31, 2010[†]:

- Threshold: cumulative net EPS of $6.42;
- Target: cumulative net EPS of $7.46;
- Maximum: cumulative net EPS of $8.01;
- Return on assets: 10.4%.

[†] *Note: the performance tests for Units vesting in 2009 and 2010 will be appropriately restated to reflect the adoption of the average cost method for inventory accounting which will be adopted in the first quarter of fiscal 2008.*

The grants of Units made in January, 2008 are subject to satisfaction of the following performance tests over the performance period ending January 31, 2011:

- Threshold: cumulative net EPS of $8.54;
- Target: cumulative net EPS of $9.87;
- Maximum: cumulative net EPS of $10.62;
- Return on assets: 11.5%.

The Compensation Committee will properly adjust achieved performance so that executive officers will not be advantaged or disadvantaged in meeting the net EPS goals by stock repurchases differing from repurchases approved when the performance tests were adopted or by other extraordinary transactions.

Options

Options vest (become exercisable) in four equal annual installments:

- Vesting of each installment is contingent on continued employment.
- All installments immediately vest if there is a change in control (as defined in the Retention Agreements), death or disability.

The exercise price for each share subject to an option is its fair market value on the date of grant. (For an explanation of the method of determining the exercise price of options, see Note (d) to the GRANTS OF PLAN-BASED AWARDS table.)

Options expire no later than the 10th anniversary of the grant date. Options expire earlier on:

- termination of employment (three months after termination); or
- death, disability or retirement (two years after the event).

Life Insurance Benefits

The key features of the life insurance benefit that the Company provides to its executive officers are:

- executive officers own whole life policies on their own lives;
- the death benefit is three times annual salary and target annual incentive award or bonus, as the case may be;
- the Company pays the premium on such policies in an amount sufficient to accumulate cash value;
- premiums are calculated to accumulate a target cash value at age 65;
- the target cash value will allow the policy to remain in force without payment of further premiums with a death benefit equivalent to twice the executive officer's average annual salary and target annual incentive or bonus amount;
- the amount of the premiums paid by the Company is taxable income to the executive officer; and
- the Company pays the additional amounts necessary in order to prevent the executive officer from being subjected to increased income taxes as a result of the taxable premium income.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

January 31, 2008

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (a)	Equity Incentive Plan Awards Number Of Unearned Shares, Units or Other Rights That Have Not Vested (b) (#)	Equity Incentive Plan Awards Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael J. Kowalski	140,000		$ 9.4844	1/14/09		
	400,000		$ 14.9766	1/21/09		
	150,000		$ 42.0782	1/20/10		
	100,000		$ 32.4700	1/18/11		
	150,000		$ 34.0200	1/16/12		
	195,000		$ 25.8450	1/16/13		
	180,000		$ 39.7500	1/15/14		
	86,250	28,750	$ 31.4900	1/31/15		
	42,500	42,500	$ 37.8350	1/31/16		
	19,250	57,750	$ 40.1500	1/18/17		
	0	101,000	$ 37.6450	1/17/18		
					92,000 / 92,000 (c)	$ 3,660,680 (g)
					57,670 / 79,000 (d)	$ 2,294,689 (h)
					47,360 / 74,000 (e)	$ 1,884,454 (i)
					46,000 / 80,000 (f)	$ 1,830,340 (j)
James E. Quinn	100,000		$ 42.0782	1/20/10		
	75,000		$ 32.4700	1/18/11		
	110,000		$ 34.0200	1/16/12		
	140,000		$ 25.8450	1/16/13		
	115,000		$ 39.7500	1/15/14		
	54,375	18,125	$ 31.4900	1/31/15		
	25,500	25,500	$ 37.8350	1/31/16		
	12,500	36,750	$ 40.1500	1/18/17		
	0	41,000	$ 37.6450	1/17/18		
					58,000 / 58,000 (c)	$ 2,307,820 (g)
					35,040 / 48,000 (d)	$1,394,242 (h)
					29,760 / 46,500 (e)	$ 1,184,150 (i)
					18,975 / 33,000 (f)	$ 755,015 (j)
Beth O. Canavan	50,000		$ 42.0782	1/20/10		
	50,000		$ 32.4700	1/18/11		
	75,000		$ 34.0200	1/16/12		
	55,000		$ 39.7500	1/15/14		
	30,000	10,000	$ 31.4900	1/31/15		
	14,500	14,500	$ 37.8350	1/31/16		
	7,000	21,000	$ 40.1500	1/18/17		
	0	41,000	$ 37.6450	1/17/18		
					32,000 / 32,000 (c)	$ 1,273,280 (g)
					19,710 / 27,000 (d)	$ 784,261 (h)
					16,960 / 26,500 (e)	$ 674,838 (i)
					18,975 / 33,000 (f)	$ 755,015 (j)

(table continued on next page)

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (continued)

January 31, 2008

	Option Awards				Stock Awards	
Name	Number Of Securities Underlying Unexercised Options Exercisable (#)	Number Of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (a)	Equity Incentive Plan Awards Number Of Unearned Shares, Units or Other Rights That Have Not Vested (b) (#)	Equity Incentive Plan Awards Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)
James N. Fernandez	70,000		$ 42.0782	1/20/10		
	65,000		$ 32.4700	1/18/11		
	100,000		$ 34.0200	1/16/12		
	118,000		$ 25.8450	1/16/13		
	85,000		$ 39.7500	1/15/14		
	41,250	13,750	$ 31.4900	1/31/15		
	20,500	20,500	$ 37.8350	1/31/16		
	9,750	29,250	$ 40.1500	1/18/17		
	0	57,000	$ 37.6450	1/17/18		
					44,000/ 44,000 (c)	$ 1,750,760 (g)
					28,470 / 39,000 (d)	$ 1,132,821 (h)
					24,000 / 37,500 (e)	$ 954,960 (i)
					25,875 / 45,000 (f)	$ 1,029,566 (j)
Jon M. King	6,000		$ 42.0782	1/20/10		
	5,000		$ 32.4700	1/18/11		
	7,000		$ 34.0200	1/16/12		
	3,000		$ 35.9550	3/21/12		
	2,500		$ 25.8450	1/16/13		
	15,000	7,500	$ 25.9400	3/20/13		
	35,000	11,500	$ 39.7500	1/15/14		
	22,500	7,500	$ 31.4900	1/31/15		
	11,500	11,500	$ 37.8350	1/31/16		
	2,500	7,500	$ 33.7850	6/07/16		
	6,500	19,500	$ 40.1500	1/18/17		
	0	41,000	$ 37.6450	1/17/18		
					24,000 / 24,000 (c)	$ 954,960 (g)
					15,330 / 21,000 (d)	$ 609,981 (h)
					16,000 / 25,000 (e)	$ 636,640 (i)
					18,975 / 33,000 (f)	$ 755,015 (j)

Notes to Outstanding Equity Awards at Fiscal Year-end Table

(a) For any option reported, the grant date was ten (10) years prior to the expiration date shown except for the options expiring on 1/14/09, in which the grant date was eleven (11) years prior to the expiration. All options vest 25% per year over the four-year period following a grant date.

(b) In this column, the number to the left of the slash mark indicates the number of shares on which the payout value shown in the column to the right was computed. See Notes (g), (h), (i) and (j) below. The number to the right of the slash mark indicates the total number of shares that would vest upon attainment of all performance objectives over the three-year performance period.

(c) This grant will have vested three business days following the date on which the Company's financial results for the fiscal year ended 1/31/08 were released.

(d) This grant will vest three business days following the date on which the Company's financial results for the fiscal year ending 1/31/09 are released.

(e) This grant will vest three business days following the date on which the Company's financial results for the fiscal year ending 1/31/10 are released.

(f) This grant will vest three business days following the date on which the Company's financial results for the fiscal year ending 1/31/11 are released.

(g) This value has been computed at maximum based upon Company EPS and ROA performance in fiscal years 2005, 2006 and 2007. The computation assumes that 85% percent of the units will vest based on EPS performance; the resulting number of shares was then increased by 15% for ROA performance. The resulting value was computed on the basis of the stock closing price on January 31, 2008, $39.79.

(h) This value has been computed based upon Company EPS and ROA performance in fiscal years 2006 and 2007. The computation assumes that 63.5% of the units will vest based on EPS performance; the resulting number of shares was then increased by 15% for ROA performance. The resulting value was computed on the basis of the stock closing price on January 31, 2008, $39.79.

(i) This value has been computed based upon Company EPS and ROA performance in fiscal year 2007. The computation assumes that 55.7% of the units will vest based on EPS performance; the resulting number of shares was then increased by 15% for ROA performance. The resulting value was computed on the basis of the stock closing price on January 31, 2008, $39.79.

(j) This value has been computed at EPS target and on the assumption that the ROA performance goal will have been achieved.

OPTION EXERCISES AND STOCK VESTED
Fiscal 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael J. Kowalski	100,000 (a)	$ 4,254,680.00	0	$ 0
James E. Quinn	400,000 (b)	$15,644,530.50	0	$ 0
Beth O. Canavan	99,000 (c)	$ 2,142,942.14	0	$ 0
James N. Fernandez	100,000 (d)	$ 3,694,556.19	0	$ 0
Jon M. King	0	$ 0	0	$ 0

Notes to Option Exercises and Stock Vested Table

(a) Weighted-average holding period for options exercised: 10.6 years.

(b) Weighted-average holding period for options exercised: 8.9 years.

(c) Weighted-average holding period for options exercised: 4.8 years.

(d) Weighted-average holding period for options exercised: 8.6 years.

PROXY STATEMENT

PENSION BENEFITS TABLE

Name	Plan Name (a)	Number of Years Credited Service	Actuarial Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
	Pension Plan	29 (b) (d)	$ 466,638	$ 0
	Excess Plan	29(b) (d)	$ 4,632,934	$ 0
Michael J. Kowalski	Supplemental Plan	29 (b) (d)	$ 1,629,138	$ 0
	Pension Plan	21 (d)	$ 340,322	$ 0
	Excess Plan	21 (d)	$ 1,989,062	$ 0
James E. Quinn	Supplemental Plan	21 (d)	$ 1,125,174	$ 0
	Pension Plan	20	$ 304,626	$ 0
	Excess Plan	20	$ 970,469	$ 0
Beth O. Canavan	Supplemental Plan	20	$ 623,524	$ 0
	Pension Plan	29 (c)	$ 366,684	$ 0
	Excess Plan	29 (c)	$ 1,713,873	$ 0
James N. Fernandez	Supplemental Plan	29 (c)	$ 606,686	$ 0
	Pension Plan	17	$ 208,875	$ 0
	Excess Plan	17	$ 485,048	$ 0
Jon M. King	Supplemental Plan	17	$ 77,796	$ 0

Notes to Pension Benefits Table

(a) The formal names of the plans are: the Tiffany and Company Employee Pension Plan ("Pension Plan"), the Tiffany and Company Un-funded Retirement Plan to Recognize Compensation in Excess of Internal Revenue Code Limits ("Excess Plan") and the Tiffany and Company Supplemental Retirement Income Plan ("Supplemental Plan").

(b) Mr. Kowalski has been credited with 6.4 years of service for his period of employment prior to October 15, 1984 with the corporation that was, immediately before that date, Tiffany's parent corporation. The effect of this credit has been to augment the present value of his accumulated benefit under the retirement plans as follows (these amounts are included in the Pension Benefits table above):

Pension Plan:	$ 100,647
Excess Plan:	$ 999,260
Supplemental Plan:	$ 57,194

(c) Mr. Fernandez has been credited with 6.3 years of service for his period of employment prior to October 15, 1984 with the corporation that was, immediately before that date, Tiffany's parent corporation. The effect of this credit has been to augment the present value of his accumulated benefit under the retirement plans as follows (these amounts are included in the Pension Benefits table above):

Pension Plan:	$ 78,281
Excess Plan:	$ 365,883
Supplemental Plan:	$ 35,865

PROXY STATEMENT

(d) Mr. Kowalski and Mr. Quinn are currently eligible for early retirement under each of the Pension, Excess and Supplemental Plan. They are each eligible for early retirement because they have reached age 55 and have accumulated at least ten years of credited service. The normal retirement age under each of the plans is 65. However those eligible for early retirement may retire with a reduced benefit. For retirement at age 55, the reduction in benefit would be 40%, as compared to the benefit at age 65. The benefit reduction for early retirement is computed as follows:

- For retirement between age 60 and age 65, the executive's age at early retirement is subtracted from 65; for each year in the remainder the benefit is reduced by five percent;
- Thus, for retirement at age 60 the reduction is 25%;
- For retirement between age 55 and age 60, the reduction is 25% plus an additional three percent for each year by which retirement age precedes age 60.

Assumptions Used in Calculating the Present Value of the Accumulated Benefits

The assumptions used in the Pension Benefit Table are that the executive would retire at age 65; mortality based upon the 1994 Group Annuity Mortality Table, Male & Female; a discount rate of 6.50%. All assumptions were consistent with those used to prepare the financial statements for the fiscal year ended January 31, 2008.

Features of the Retirement Plans

Tiffany has established three retirement plans for eligible employees: the Pension Plan, the Excess Plan and the Supplemental Plan. The executive officers of the Company are eligible to participate in all three.

Average Final Compensation

Average final compensation is used in each plan to calculate benefits. A participant's "average final compensation" is the average of the highest five years of compensation received in the last 10 years of creditable service.

In general, compensation reported in the SUMMARY COMPENSATION TABLE above as "Salary", "Bonus" or "Non-Equity Incentive Plan Compensation" is compensation for purposes of the Plans; amounts attributable to the exercise of stock options or to the vesting of restricted stock are not included. However, Internal Revenue Code requirements limit the amount of compensation that may be included in calculating the benefit under the Pension Plan.

Pension Plan

These are the key features of the Pension Plan:

- it is a "tax-qualified plan," that is, it is designed to comply with those provisions of the Internal Revenue Code applicable to retirement plans;
- it is a "funded" plan (money has been deposited into a trust that is insulated from the claims of the Company's creditors);
- it is available at no cost to regular full-time employees of Tiffany hired on or before December 31, 2005;
- all executive officers are participants;
- benefits vest after five years of service;

- benefits are based on the participant's average final compensation and years of service;
- benefits are subject to Internal Revenue Code limitations on the total benefit and the amount that may be included in average final compensation; and
- benefits are not offset by Social Security.

The benefit formula under the Pension Plan first calculates an annual amount based on average final compensation and then multiplies it by years of service. This is the formula: [[(average final compensation less covered compensation) x 0.015] plus [(average final compensation up to covered compensation) x 0.01]] x years of service. "Covered compensation" varies by the participant's birth date and it is an average of taxable wage bases calculated for Social Security purposes.

<u>Example</u>: covered compensation for a person born in 1952 is $72,600. This person has average final compensation of $100,000 and 25 years of service. The Pension benefit at age 65 would be calculated as follows: [[($100,000 - $72,600) x 0.015] plus [($72,600) x 0.01]] x 25 = $28,425 annual benefit for a single life annuity.

The form of benefit elected can reduce the amount of benefit. The highest benefit is available for an unmarried participant who elects to take the benefit over the course of his or her own life. A person who elects to take the benefit over the course of two lives, such as a 100% annuity over the lives of the participant and his or her spouse, will suffer an actuarial reduction in the amount of his or her benefit.

Excess Plan

These are the key features of the Excess Plan:

- it is not a qualified plan and is not subject to Internal Revenue Code limitations;
- it is not funded (benefits are paid out of the Company's general assets, which are subject to the claims of the Company's creditors);
- it is available only to employees whose benefits under the Pension Plan are affected by Internal Revenue Code limitations, including all executive officers;
- it uses the same retirement benefit formula as is set forth in the Pension Plan, but includes in average final compensation earnings that are excluded under the Pension Plan due to Internal Revenue Code Limitations;
- benefits are offset by benefits payable under the Pension Plan;
- benefits are not offset by benefits payable under Social Security;
- benefits vest after five years of service;
- benefits are subject to forfeiture if employment is terminated for cause; and
- for those who leave Tiffany prior to age 65, benefits are subject to forfeiture for failure to execute and adhere to non-competition and confidentiality covenants.

Supplemental Plan

These are the key features of the Supplemental Plan:

- it is not a qualified plan and is not subject to Internal Revenue Code limitations;
- it is not funded (benefits are paid out of the Company's general assets, which are subject to the claims of the Company's creditors);
- it is available only to executive officers;
- it uses a different benefit formula than that used by the Pension Plan and the Excess Plan;

- benefits are offset by benefits payable under the Pension Plan and the Excess Plan;
- benefits are offset by benefits payable under Social Security;
- benefits do not vest until the executive attains age 55 while employed by Tiffany and until he or she has provided 10 years of service (benefits will vest earlier on a change in control as defined in the Retention Agreements);
- benefits are subject to forfeiture if employment is terminated for cause; and
- for those who leave Tiffany prior to age 65, benefits are subject to forfeiture for failure to execute and adhere to non-competition and confidentiality covenants.

As its name implies, the Supplemental Plan supplements payments under the Pension Plan, the Excess Plan and from Social Security so that total benefits equal a variable percentage of the participant's average final compensation.

Depending upon the participant's years of service with Tiffany, the combined benefit under the Pension Plan, the Excess Plan, the Supplemental Plan and from Social Security would be as follows:

Years of Service	Combined Annual Benefit As a Percentage of Average Final Compensation
less than 10	(a)
10-14	20%
15-19	35%
20-24	50%
25 or more	60%

(a) The formula for benefits under the Pension and Excess Plans is a function of years of service and covered compensation (subject to Internal Revenue Code limitations in the case of the Pension Plan) and not any specific percentage of the participant's average final compensation (see above). A retiree with less than ten years of service would not receive any benefit under the Supplemental Plan but could expect to receive a benefit of approximately 13% of average final compensation under the Pension and Excess Plans.

Early Retirement and Extra Service Credit

Please refer to note (d) on PS-46 for a discussion of the early retirement features of the Plans.

Tiffany does not have a policy for or practice of granting extra years of credited service under the Plans other than in the event of a change in control. See POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL – *Retention Agreements.* Mr. Kowalski and Mr. Fernandez have credit for service with Tiffany's former parent corporation. This credit was arranged in 1984 when the Company purchased Tiffany.

NONQUALIFIED DEFERRED COMPENSATION TABLE
(Fiscal 2007)

Name	Executive Contribution In Last Fiscal Year (a) ($)	Registrant Contribution In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year (b) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End (c) ($)
Michael J. Kowalski	$ 48,619	$ 0	$ 18,029	$ 54,534	$ 321,374
James E. Quinn	$ 125,667	$ 0	$ 16,215	$ 0	$ 1,294,711
Beth O. Canavan	$ 79,286	$ 0	$ (6,211)	$ 52,675	$ 466,234
James N. Fernandez	$ 136,987	$ 0	$ 32,487	$ 0	$ 966,433
Jon M. King	$ 0	$ 0	$ 0	$ 0	$ 0

Note to Nonqualified Deferred Compensation Table

(a) This column includes amounts that are also included in the amounts shown in the columns headed "Salary" or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

(b) Amounts shown in this column are not reported as compensation in the Summary Compensation Table because the Company's Executive Deferral Plan does not pay above-market or preferential earnings on compensation that is deferred.

(c) Amounts shown in this column include amounts that were reported as compensation in the Summary Compensation Table for the fiscal year ended January 31, 2008 and for prior fiscal years to the extent that such amounts were contributed by the executive but not to the extent that such amounts represent earnings. See Note (b) above.

Features of the Executive Deferral Plan

These are the key features of the Company's Executive Deferral Plan:

- Participation is open to directors and executive officers of the Company as well as other vice presidents and "director-level" employees of Tiffany;
- Directors of the Company may defer all of their cash compensation;
- Employees may defer up to 50% of their salary and up to 90% of their cash annual incentive or bonus compensation;
- The Company makes no contribution and guarantees no specific return on money deferred;
- Deferrals are placed in a trust that is subject to the claims of Tiffany's creditors;
- Deferred compensation is invested by the trustee in various mutual funds as directed by Tiffany, which follows the directions of participants;
- The value in the participant's account (and Tiffany's responsibility for payment) is measured by the return on the investments selected by the participant;
- Deferrals may be made to a Retirement Account and to accounts which will pay out on specified "in-service" dates;

- Participants must elect to make deferrals in advance of the period during which the deferred compensation is earned;
- Retirement Accounts pay out in 5, 10, 15 or 20 annual installments after retirement as elected in advance by the participant;
- Except in the case of previously elected "in-service" payout dates, participants are not allowed to withdraw funds while they remain employed other than for unforeseeable emergencies and then only with the permission of Tiffany's Board;
- Termination of employment generally triggers a distribution of all account balances other than, in the case of retirement or disability, retirement balances; and
- Most participants, including all executive officers, will not receive any distribution from the plan until six months following termination of employment; this six-month limitation does not apply to pre-2005 balances.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

The following table shows payments, the value of accelerated vesting of equity compensation and the value of benefits that would have been provided, or that would have accrued, to the named executive officers in the event that a change in control of the Company had occurred immediately following the close of business on January 31, 2008 (first three columns to the right of the executive's name) and on the further assumption that the employment of the executive officer was involuntarily terminated without cause at that time (the other four columns):

	Vesting On Change in Control With or Without Termination of Employment			Payable or Vesting On Termination of Employment Following Change in Control				Total Potential Payments Assuming Both a Change in Control and a Subsequent Termination of Employment
Name	Early Vesting of Supple-mental Plan (a)	Early Vesting of Stock Options (b)	Early Vesting of Restricted Stock Units (c)	Cash Severance Payment (d)	Cash Value of Increased Service Credit (e)	Welfare Benefits (f)	Excise Tax Gross Up (g)	Total (h)
Michael J. Kowalski	$ 0	$ 538,358	$ 9,271,070	$ 8,325,000	$ 2,551,912	$ 101,106	$ 7,702,262	$ 28,489,708
James E. Quinn	$ 0	$ 288,235	$ 5,073,225	$ 5,106,000	$ 1,316,943	$ 106,383	$ 0	$ 11,890,786
Beth O. Canavan	$ 623,524	$ 199,293	$ 3,441,835	$ 2,400,000	$ 730,770	$ 67,000	$ 2,758,534	$ 10,220,956
James N. Fernandez	$ 606,686	$ 276,468	$ 4,834,485	$ 2,980,000	$ 807,832	$ 70,980	$ 3,209,284	$ 12,785,735
Jon M. King	$ 77,796	$ 217,715	$ 3,143,410	$ 2,060,000	$ 469,084	$ 39,261	$ 2,302,750	$ 8,310,016

PROXY STATEMENT

Notes to Potential Payments on Termination or Change in Control Table

(a) Absent a change in control the Supplemental Plan will vest only when the participant attains the in-service age of 55 years with ten years of service.

(b) The value of early vesting of stock options was determined using $39.79, the closing value of the Company's common stock on January 31, 2008.

(c) The value of early vesting of those grants of performance-based restricted stock units whose performance measuring period was not completed as of January 31, 2008 was determined using $39.79, the closing value of the Company's common stock on January 31, 2008. In the event of a change in control such units vest at the maximum number of shares. The value of performance-based restricted stock units whose performance measuring period ended on January 31, 2008 was not included in this calculation on the assumption that the earned value of the units would be paid regardless of the change in control. That value, determined on the basis of actual earnings and return on assets during the three-year performance period ended January 31, 2008 (which was paid in shares on March 27, 2008 was as follows for each of the named executive officers: Mr. Kowalski – 92,000 shares (value @$39.79 was $3,660,680); Mr. Quinn – 58,000 shares (value @$39.79 was $2,307,820); Mrs. Canavan – 32,000 shares (value @$39.79 was $1,273,280);

Mr. Fernandez – 44,000 shares (value @$39.79 was $1,750,760); and Mr. King – 24,000 shares (value @$39.79 was $954,960);

(d) Cash severance payments were determined by multiplying the sum of (i) actual salary and (ii) the highest annual incentive award or bonus paid in either Fiscal 2006, 2005 or 2004 by three, in the case of Mr. Kowalski and Mr. Quinn, or by two, in the case of the other executive officers.

(e) The addition of two or three years of service credit, as applicable, would not have entitled any of these executives to a higher percentage pension benefit under the Supplemental Plan. The cash value of the increased service credit has been calculated based on the change in average final compensation that would result from two or three years of additional employment at the salary and incentive award/bonus referred to in note (d) above.

(f) The amounts shown in this column represent two or three years of health-care coverage determined on the basis of the Company's "COBRA" rates for post-employment continuation coverage. Such rates are available to all participating employees who terminate from employment and were determined on the basis of the coverage elections made by the executive officer. The amounts shown in this column also represent two or three years of long-term disability coverage determined on the basis of the Company's current cost to provide such coverage.

(g) The excise tax gross-up was determined with reference to the excise tax under Section 4999 of the Internal Revenue Code, a review of W-2 for the individuals in question for the necessary historical period.

(h) This column is the total of columns (a) through (g) in the table above. It assumes that two events have occurred: a change in control and a termination of employment following such change in control.

Explanation of Potential Payments on Termination or Change in Control

Retention Agreements

The Company and Tiffany have entered into retention agreements with each of the executive officers. These agreements would provide a covered executive with compensation if he or she should incur an "involuntary termination" after a "change in control." An "involuntary termination" does not include a termination for cause, but does include a resignation for good reason.

When, if ever, a "change in control" occurs, the covered executives would have fixed terms of employment under their retention agreements as follows: three years in the case of Mr. Kowalski and Mr. Quinn and two years for all other executive officers.

If the executive incurs an involuntary termination during his or her fixed term of employment under a retention agreement, compensation, keyed to the length of his or her term of employment, would be payable to the executive as follows:

- Two (for executives with two year terms of employment) or three (for executives with three year terms of employment) times the sum of salary and the highest annual incentive award or bonus paid for the preceding three fiscal years, as severance;
- A payment equal to the present value of two or three years of additional years of service credit at the salary and annual incentive award or bonus referred to above under the Supplemental Plan; and
- Two or three years of benefits continuation under Tiffany's health and welfare plans.

Vesting of Options, Restricted Stock Units on a Change in Control

In the event of a "change in control" of the Company, all options granted to employees (including executive officers) become exercisable in full and all restricted stock units vest and convert to shares.

Supplemental Retirement Benefits Vest on a Change in Control

Benefits under the Pension Plan and the Excess Plan are vested for all named executive officers. Benefits under the Supplemental Plan are vested for Mr. Kowalski and Mr. Quinn. In the event of a change in control benefits under the Excess Plan would early vest for Mrs. Canavan, Mr. Fernandez and Mr. King, although such vesting would not necessarily result in any payment at the time of such change in control.

Gross-up Benefits on a Change in Control

Because a covered executive's receipt of payments and benefits in connection with a "change in control" may trigger a 20% excise tax under Section 4999 of the Internal Revenue Code, the retention agreements contain "gross-up" provisions. Under these provisions, the Company or Tiffany must pay the covered executive's excise tax and any additional excise tax and income tax resulting from the gross-up provisions. If the gross-up provisions are triggered, the Company or Tiffany, as the case may be, will be unable to deduct most of the "change in control" payments and benefits, including the gross-up.

Definition of a Change in Control

For purposes of the Supplemental Plan, stock options and restricted stock, the term "change in control" means that one of the following events has occurred:

- Any person or group of persons acting in concert (and by person we mean an individual or organization) acquires thirty-five percent or more in voting power or stock of the Company, including the acquisition of any right, option, warrant or other right to obtain such voting power or stock, whether or not presently exercisable;
- A majority of the Board is, for any reason, not made up of individuals who were either on the Board on January 21, 1988, or, if they became members of the Board after that date, were approved by the directors; or
- Any other circumstance which the Board deems to be a "change in control."

For purposes of the retention agreements, a "change in control" includes the above events, as well as additional events amounting to a change in control of the Company or Tiffany. Such events could include a so-called "friendly" acquisition of the Company or Tiffany.

Non-Competition Covenants Affected by Change in Control

Under the terms of the retention agreements entered into with the executive officers, the duration of certain non-competition covenants could be cut back from as long as two years following termination of employment to as little as six months in the event a change in control were to occur. In the table above, we have not assigned any value to a potential cut-back.

Early Retirement

Mr. Kowalski was eligible to take early retirement on January 31, 2008. His early retirement benefit under the Pension Plan, the Excess Plan and the Supplemental Plan would have been approximately $773,609 per year had he retired effective January 31, 2008.

Mr. Quinn was eligible to take early retirement on January 31, 2007. His early retirement benefit under the Pension Plan, the Excess Plan and the Supplemental Plan would have been approximately $410,013 per year had he retired effective January 31, 2008.

Death or Disability

If any of the named executive officers had died or become disabled on January 31, 2008, stock options then unvested would have early vested. The value of such early vesting is shown in the column labeled "Early Vesting of Stock Options" in the table on page PS-51. If any of the named executive officers had died or become disabled on January 31, 2008, certain performance-based restricted stock units would have early vested. The value of such early vesting would have been as follows for each of the named executive officers on January 31, 2008: Mr. Kowalski, $2,769,384; Mr. Quinn, $1,701,023; Mrs. Canavan, $960,929; Mr. Fernandez, $1,378,724; and Mr. King, $799,779.

DIRECTOR COMPENSATION TABLE
Fiscal 2007

Name	Fees Earned or Paid in Cash ($)(a)	Option Awards ($) (b) (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (d)	All Other Compensation ($)	Total ($)
Rose Marie Bravo	$ 69,000	$ 185,458	$ 11,148	$ 0	$ 265,606
William R. Chaney	$ 66,000	$ 185,458	$ 0	$ 0	$ 251,458
Gary E. Costley	$ 95,000	$ 86,926	$ N/A	$ 0	$ 181,926
Abby F. Kohnstamm	$ 79,000	$ 185,458	N/A	$ 0	$ 264,458
Charles K. Marquis	$ 86,000	$ 185,458	$ 16,344	$ 0	$ 287,802
J. Thomas Presby	$ 97,000	$ 185,458	N/A	$ 0	$ 282,458
William A. Shutzer	$ 66,000	$ 185,458	$ 5,803	$ 0	$ 257,261

Notes to Director Compensation Table

(a) Includes amounts deferred under the Executive Deferral Plan.

(b) Amounts shown represent the dollar amount of compensation cost recognized in Fiscal 2007 for stock options granted for Fiscal 2007 and previous fiscal years in accordance with SFAS No. 123R. In valuing option awards the Company made certain assumptions. For a discussion of those assumptions, please refer to Part II of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2008. See Note M. "STOCK COMPENSATION PLANS", in Notes to Consolidated Financial Statements, under Item 8. Financial Statements and Supplementary Data.

(c) Supplementary Table: Outstanding Director Option Awards at Fiscal Year End

Name	Aggregate Number of Option Awards Outstanding at Fiscal Year End (number of underlying shares)
Rose Marie Bravo	107,216
William R. Chaney	207,500
Gary E. Costley	20,000
Abby F. Kohnstamm	70,000
Charles K. Marquis	148,924
J. Thomas Presby	45,000
William A. Shutzer	100,000

(d) The actuarial valuation shown takes into account the current age of the director and is based on the following assumptions consistent with those used in preparing the financial statements: 1994 Group Mortality Table, Male & Female; discount rate of 6.50% and retirement age of 65 (if the director is over age 65, the director is assumed to retire on January 31, 2008. Where a "0" appears in this column it is because there was a decline in value. In the case of Mr. Chaney, the decline was approximately $17,611.

Discussion of Director Compensation Table

Directors who are not employees of the Company or its subsidiaries are paid or provided with the following for their service on the Board:

- An annual retainer of $50,000;
- An additional annual retainer of $20,000, $10,000 or $5,000 to the chairperson of the Audit, Compensation, or Nominating/Corporate Governance Committee, respectively;
- A per-meeting-attended fee of $2,000 for meetings attended in person (no fee is paid for attendance at any committee or subcommittee meetings which occur on the same day as a meeting of the full Board);
- A fee of $1,000 for each telephonic meeting in which the director participates;
- Stock options, as discussed below; and
- A retirement benefit, also discussed below.

Under Tiffany's Amended and Restated Executive Deferral Plan, directors may defer up to one hundred percent (100%) of their cash compensation and invest the amounts they defer in various accounts and funds established under the plan. However, the Company does not guarantee any return on said investments. The following table provides data concerning director participation in this plan:

Name	Director Contribution In Last Fiscal Year ($)	Registrant Contribution In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
Gary E. Costley	$ 95,000	$ 0	$ (5,702)	$ 0	$ 89,298
Charles K. Marquis	$ 0	$ 0	$ 10,857	$ 0	$ 479,619
William A. Shutzer	$ 66,000	$ 0	$ (35,049)	$ 0	$ 658,420

PROXY STATEMENT

Tiffany also reimburses directors for expenses they incur in attending Board and committee meetings, including expenses for travel, food and lodging.

Non-employee directors are granted options to purchase shares of Company common stock upon their first election or appointment, and in January of each year an option grant is made to each non-employee director. These options vest in two equal installments: 1/2 after one year of service on the Board following the grant of the option, and the balance after two years of service. However, all installments vest and become immediately exercisable in the event there is a "change in control" of the Company. These options expire after 10 years, but they expire sooner if, before the end of that 10-year period, the director leaves the Board. The option's exercise price is the fair market value of the Company's common stock on the date of grant, which value is calculated as the higher of (i) the average of the highest and lowest sales prices or (ii) the closing price on the date of grant.

Directors who retire as non-employee directors with five or more years of Board service are also entitled to receive an annual retirement benefit equal to $38,000, payable at the later of age 65 or the retirement date. This benefit is payable quarterly and continues for a period of time equal to the director's length of service on the Board, including periods served as an employee director, or until death, if earlier. However, this particular benefit is not available to any director first appointed or elected after January 1, 1999; accordingly, Dr. Costley, Ms. Kohnstamm and Mr. Presby are not entitled to participate in this benefit plan.

Messrs. Kowalski and Quinn are employees of Tiffany. They therefore receive no separate compensation for their service as directors.

PERFORMANCE OF COMPANY STOCK

The following graph compares changes in the cumulative total shareholder return on Tiffany & Co.'s stock for the previous five fiscal years to returns for the same five-year period on (i) the Standard & Poor's 500 Stock Index and (ii) the Standard & Poor's 500 Consumer Discretionary Index. Cumulative shareholder return is defined as changes in the closing price of our stock on the New York Stock Exchange, plus the reinvestment of any dividends paid on our stock.



Comparison of Cumulative Five Year Total Return
$300
$250
$200
$150
$100
$50
$0
Tiffany & Co.
S&P 500 Index
S&P 500 Consumer Discretionary Index
1/31/03
1/31/04
1/31/05
1/31/06
1/31/07
1/31/08

Company / Index	ANNUAL RETURN PERCENTAGE Years Ending 1/31/04	1/31/05	1/31/06	1/31/07	1/31/08
Tiffany & Co.	71.45	-20.17	20.95	5.26	2.43
S&P 500 Index	34.57	6.23	10.38	14.51	-2.31
S&P 500 Consumer Discretionary Index	40.94	9.39	-0.59	19.85	-16.64

Company / Index	Base Period 1/31/03	INDEXED RETURNS Years Ending 1/31/04	1/31/05	1/31/06	1/31/07	1/31/08
Tiffany & Co.	100	171.45	136.86	165.53	174.23	178.46
S&P 500 Index	100	134.57	142.95	157.79	180.70	176.52
S&P 500 Consumer Discretionary Index	100	140.94	154.18	153.27	183.69	153.13

PROXY STATEMENT

ASSUMES AN INVESTMENT OF $100 ON JANUARY 31, 2003 IN COMPANY STOCK AND IN EACH OF THE TWO INDICES. THE REINVESTMENT OF ANY SUBSEQUENT DIVIDENDS IS ALSO ASSUMED.

TOTAL RETURNS ARE BASED ON MARKET CAPITALIZATION; INDICES ARE WEIGHTED AT THE BEGINNING OF EACH PERIOD FOR WHICH A RETURN IS INDICATED.

DISCUSSION OF PROPOSALS PRESENTED BY THE BOARD

Item 1. Election of Directors

Each year, we elect directors at an Annual Meeting of Stockholders. At the 2008 Annual Meeting, nine directors will be elected. Each of them will serve until he or she is succeeded by another qualified director or until his or her earlier resignation or removal from office.

It is not anticipated that any of this year's nominees will be unable to serve as a director but, if that should occur before the Annual Meeting, the Board may either propose another nominee or reduce the number of directors to be elected. If another nominee is proposed, you or your proxy will have the right to vote for that person at the Annual Meeting.

As indicated below, and above under "OWNERSHIP OF THE COMPANY, Stockholders Who Own At Least Five Percent of the Company", Mr. May, a first-time nominee for director is affiliated with Trian Fund Management, L.P. ("Trian Partners"). Through that affiliation, he is deemed to beneficially own 8.5% of the Company's shares. Members of management and directors met with Mr. May as a consequence of that affiliation. The Nominating/Corporate Governance Committee of the Board, after reviewing his background and qualifications and meeting with him, has recommended Mr. May to the stockholders as a nominee.

Information concerning each of the nominees is set forth below:

Michael J. Kowalski

Mr. Kowalski, 56, is Chairman of the Board and Chief Executive Officer of Tiffany & Co. He succeeded William R. Chaney as Chairman at the end of fiscal year 2002 and as Chief Executive Officer in February 1999. Prior to his appointment as President in January 1996, he was an Executive Vice President of Tiffany & Co., a position he had held since March 1992. Mr. Kowalski also served as Tiffany & Co.'s Chief Operating Officer from January 1997 until his appointment as Chief Executive Officer. He became a director of Tiffany & Co. in January 1995. Mr. Kowalski also serves on the board of The Bank of New York Mellon. The Bank of New York Mellon is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under a Revolving Credit Facility and as trustee of Tiffany's Employee Pension Plan, and as the trustee and an investment manager for Tiffany's employee pension plan; and Mellon Investor Services LLC serves as the Company's transfer agent and registrar.

Rose Marie Bravo

Ms. Bravo, 57, became a director of Tiffany & Co. in October 1997 when she was selected by the Board to fill a newly created directorship. Ms. Bravo previously served as Chief Executive Officer of Burberry Limited from 1997 until 2006 and as President of Saks Fifth Avenue from 1992 to 1997. Prior to Saks, Ms. Bravo held a series of merchandising jobs at Macy's culminating in the Chairman & Chief Executive Officer role at I. Magnin which was a division of R. H. Macy & Co. Ms. Bravo serves on the Board of Directors of Estee Lauder Companies Inc.

Gary E. Costley	Dr. Costley, 64, was first elected to the Board in May 2007. He is a co-founder and managing director of C&G Capital and Management, LLC, which provides capital and management to health, medical and nutritional products and services companies. He was Chairman and Chief Executive Officer of International Multifoods Corporation, a manufacturer and marketer of branded consumer food and food service products from November 1997 until June 2004. Dr. Costley was Dean of the Graduate School of Management at Wake Forest University from 1995 until 1997. Dr. Costley held numerous positions at the Kellogg Company from 1970 until June 1994. His most recent position was President of Kellogg North America. He is a director of three other public companies: The Principal Financial Group, Covance Inc. and Prestige Brands Holdings, Inc.
Lawrence K. Fish	Mr. Fish, 63, is Chairman of Royal Bank of Scotland America and Chairman of Citizens Financial Group, Inc. ("Citizens"). He has served in that role since 2005, and before that as President and Chief Executive Officer, from 1992, of Citizens. Mr. Fish is a member of the Board of Trustees of Massachusetts Institute of Technology and an Overseer of the Boston Symphony Orchestra. He serves on the boards of the Royal Bank of Scotland Group, Textron and The Brookings Institution.
Abby F. Kohnstamm	Ms. Kohnstamm, 54, is the President and founder of Abby F. Kohnstamm & Associates, Inc., a marketing and consulting firm. Prior to establishing her company, Ms. Kohnstamm served as Senior Vice President, Marketing of IBM Corporation from 1993 through 2005. In that capacity, she had overall responsibility for all aspects of marketing across IBM. Ms. Kohnstamm remains an executive consultant to IBM. In addition, Ms. Kohnstamm held a number of senior marketing positions at American Express from 1979 through 1993. Ms. Kohnstamm also serves on the Board of Directors of the Progressive Corporation and the Board of Trustees of Tufts University where she is also a member of its Executive Committee. She became a director of Tiffany & Co. in July 2001, when she was selected by the Board to replace a retiring director.
Charles K. Marquis	Mr. Marquis, 65, is a Senior Advisor to Investcorp International, Inc. From 1974 through 1998, he was a partner in the law firm of Gibson, Dunn & Crutcher L.L.P. He was elected a director of Tiffany & Co. in 1984. Mr. Marquis also serves as a director and nominating/corporate governance chair of CSK Auto Corporation.
Peter W. May	Mr. May, 65, is President and founding partner of Trian Partners, a New York-based investment management firm launched in November 2005. Mr. May also serves as Vice Chairman and a director of Trian Acquisition I Corp. (AMEX: TUX.U), a publicly traded blank check company formed to effect a business combination, and as non-executive Vice Chairman and a director of Triarc Companies, Inc. (NYSE: TRY, TRY.B), a holding company that owns Arby's Restaurant Group, Inc. ("Triarc"). In addition, Mr. May serves as a director and chairman of the compensation committee of Deerfield Capitol Corp. (NYSE:DFR). Mr. May served as President and Chief Operating Officer of Triarc from April 1993 through June 2007. Prior to joining Triarc, Mr. May was President and Chief Operating Officer of Trian Group, Inc., which provided investment banking and management services for entities controlled by him.

Mr. May also served as President and Chief Operating Officer and a director of Triangle Industries, Inc., which, through wholly-owned subsidiaries, was, at the time, a manufacturer of packaging products (through American National Can Company), copper electrical wire and cable and steel conduit and currency and coin handling products. Mr. May is the Chairman of the Board of Trustees of The Mount Sinai Medical Center in New York, where he led the turnaround of this major academic health center from serious financial difficulties to what is today one of the most profitable and fastest growing academic medical centers in the United States. In addition, Mr. May is a Trustee of the University of Chicago, a member of its Executive Committee, and a member of the Advisory Council on the Graduate School of Business at The University of Chicago. Mr. May is also a Trustee of Carnegie Hall and a partner of the Partnership for New York City, as well as the past Chairman of the UJA Federation's "Operation Exodus" campaign and an honorary member of the Board of Trustees of The 92nd Street Y. He is a founding member of the Laura Rosenberg Memorial Foundation for Pediatric Leukemia Research and is Chairman of the Board of The Leni and Peter May Family Foundation.

J. Thomas Presby

Mr. Presby, 68, has used his business experience and professional qualifications to forge a second career of essentially full-time board service since he retired in 2002 as a partner in Deloitte Touche Tohmatsu. At Deloitte he held numerous positions in the United States and abroad, including the posts of Deputy Chairman and Chief Operating Officer. He was selected to be a director of the Company in November 2003 by the Board to fill a newly created position. He now serves as a director and audit committee chair for the Company and American Eagle Outfitters, Invesco Ltd, First Solar, Inc., TurboChef Technologies, Inc. and World Fuel Services, Inc. As Mr. Presby has no significant business activities other than board service, he is available full time to fulfill his board responsibilities. Further, he finds that he is able to leverage the experience of managing this particular set of audit committees to the benefit of each board on which he serves and the efficient use of his own time and that of his colleagues. He is a certified public accountant and a holder of the NACD Certificate of Director Education.

William A. Shutzer

Mr. Shutzer, 61, is a Senior Managing Director of Evercore Partners, a financial advisory and private equity firm. He previously served as a Managing Director of Lehman Brothers from 2000 through 2003, a Partner in Thomas Weisel Partners LLC, a merchant banking firm, from 1999 through 2000, as Executive Vice President of ING Baring Furman Selz LLC from 1998 through 1999, President of Furman Selz Inc. from 1995 through 1997 and as a Managing Director of Lehman Brothers and its predecessors from 1978 through 1994. He was elected a director of the Company in 1984. Mr. Shutzer is also a member of the Boards of Directors of Jupiter Media Corp. and CSK Auto Corporation. He also serves as a director and compensation committee chair of TurboChef Technologies, Inc.

William R. Chaney and James E. Quinn, now serving on the Board, will cease to be directors when they are succeeded by their replacements. Mr. Chaney, 75, is the former Chairman of the Board. He is retiring as a director of the Company. Mr. Quinn, 56, will continue to serve the Company as an executive officer.

In the event that any of the current directors standing for reelection does not receive a majority of "for" votes of the votes cast for or against his or her candidacy, such person would continue to serve as a director until he or she is succeeded by another qualified director or until his or her earlier resignation or removal from office. In the event that Mr. May does not receive a majority of "for" votes of the votes cast for or against his or her candidacy, he would not succeed Mr. Chaney, who would, on the election of Mr. May be replaced. In that instance, Mr. Chaney would continue to serve. In the event that Mr. Fish does not receive a majority of "for" votes of the votes cast for or against his or her candidacy, he would not succeed Mr. Quinn, who would, on the election of Mr. Fish be replaced. In that instance, Mr. Quinn would continue to serve. Each of the nominees for director (other than Mr. May and Mr. Fish) has agreed to tender his or her resignation in the event that he or she does not receive such a majority. Mr. Chaney and Mr. Quinn have each agreed to tender his resignation if he is not replaced. Under the Corporate Governance Principles adopted by the Board, the Nominating/Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. Please refer to Section 1.i of the Corporate Governance Principles, which are attached as Appendix I hereto for further information about the procedure that would be followed in the event of such an election result.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL NINE NOMINEES FOR DIRECTOR

Item 2. Appointment of the Independent Registered Public Accounting Firm

The Audit Committee has appointed and the Board has ratified the appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the Company's consolidated financial statements for fiscal year 2008. As a matter of good corporate governance, we are asking you to ratify this selection.

PwC has served as the Company's independent registered public accounting firm since 1984.

A representative of PwC will be in attendance at the Annual Meeting to respond to appropriate questions raised by stockholders and will be afforded the opportunity to make a statement at the meeting, if he or she desires to do so.

The Board may review this matter if this appointment is not approved by the stockholders.

THE BOARD RECOMMENDS A VOTE "FOR" RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2008.

Item 3. Approval of the 2008 Directors Equity Compensation Plan

On March 20, 2008, the Board adopted, subject to stockholder approval at the 2008 Annual Meeting of Stockholders, the Company's 2008 Directors Equity Compensation Plan (the "2008 Directors Plan" or the "Plan"). The Board believes adoption of the Plan will advance the interests of the Company by enabling the Company to attract, retain and motivate qualified individuals to serve on the Company's Board of Directors and to further link directors interests with those of the Company's stockholders through compensation that is based on the Company's Common Stock, thereby promoting the long-term financial interests of the Company, including the growth in value of the Company's stockholders' equity and the enhancement of long-term returns to the Company's stockholders.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE TIFFANY & CO. 2008 DIRECTORS EQUITY COMPENSATION PLAN.

MATERIAL FEATURES OF THE 2008 DIRECTORS EQUITY COMPENSATION PLAN

Following is a summary of the material features of the 2008 Directors Plan. A copy of the Plan is attached to this Proxy Statement as Appendix II.

Participants

Participation in the Plan is limited to directors who are not, at the time of an award under the Plan, also employees of the Company or any of its affiliated companies.

Prior Plan and Option Grants Thereunder

The Plan will replace the Company's 1998 Directors Option Plan approved by the Company's stockholders on May 21, 1998 (the "Prior Plan). As of the record date, 412,500 shares of the Company's common stock remained available for grant under the Prior Plan; such shares will not be transferred to the 2008 Directors Plan and may not be awarded under the Prior Plan if the 2008 Directors Plan is approved by the stockholders. Whether or not the 2008 Directors Plan is approved by the stockholders, no further awards may be made under the Prior Plan after May 21, 2008.

As of the record date, 489,424 shares of common stock remained subject to outstanding option awards under the Prior Plan. The average exercise price of such outstanding options is $34.4551 per share and the expiration dates of such options range from January 21, 2009 to January 17, 2018. These outstanding option awards under the Prior Plan will remain outstanding whether or not the 2008 Directors Plan is approved by the stockholders.

The terms of the 2008 Directors Plan are substantially similar to the terms of the Prior Plan.

Maximum Number of Shares

The maximum number of shares of common stock that may be issued under the 2008 Directors Plan is 1,000,000.

The maximum number of shares that will be available for grant under the Plan will be reduced by 1.58 shares for each share that is delivered on vesting of a stock award. See Stock Awards below. Thus, when a share is issued on vesting of a stock award, the maximum is reduced by 1.58 shares and when a share is issued on exercise of an option the maximum is reduced by one share. The maximum number of shares available for grant under the Plan is also subject to adjustment for corporate transactions. See Maximum Number of Shares and Adjustments for Corporate Transactions below.

Market Value per Share

As of the record date, the market value of one share of the Company's Common Stock, $0.01 par value, was $37.60 calculated as the mean between the lowest and highest reported sales price of such a share on such date as reported in the New York Stock Exchange Composite Transactions Index.

Administration of the Plan

The Plan will be administered by the Board and/or a committee selected by the Board from amongst its members. If such a committee is selected it must consist of two or more directors. As used below, the term "Board" refers to the Board or such a committee. The Board has the authority to determine:

- directors to whom awards are granted,
- the size and type of awards, and
- the terms and conditions of such awards.

Number and Identity of Future Participants and Form of Awards Not Yet Determined

Under the 2008 Directors Plan, the Board may designate any non-employee director of the Company as a participant. The number and identity of participants to whom awards will eventually be made under the Plan has not yet been determined, and, subject to the Plan, the form of such awards is at the discretion of the Board. It is therefore not possible at this time to provide specific information as to actual future award recipients or the form of such awards.

Under the Prior Plan, non-employee directors were granted options to purchase 10,000 shares of Company common stock upon their first election or appointment, and in January of each year an equivalent option grant was made to each non-employee director. These options vest in two equal installments: 1/2 after one year of service on the Board following the grant of the option, and the balance after two years of service. However, all installments vest and become immediately exercisable in the event there is a "change in control" of the Company. These options expire after 10 years, but they expire sooner if, before the end of that 10-year period, the director leaves the Board. The option's exercise price is the fair market value of the Company's common stock on the date of grant, which is calculated as the higher of (i) the average of the highest and lowest sales prices or (ii) the closing price on the date of grant.

Share awards have not been made to non-employee directors under the Prior Plan, but the Board may consider making such under the 2008 Directors Plan, if the Plan is approved.

Awards Available under the 2008 Directors Plan

Following are summaries of the various awards available under the Plan.

Options. The grant of a stock option entitles the holder to purchase a specified number of shares of the Company's Common Stock at an exercise price specified at the time of grant.

Stock options may be granted only in the form of non-qualified stock options ("NQSOs"). A NQSO does not qualify for special tax treatment under Section 422(b) of the Internal Revenue Code as a so-called "incentive stock option."

The Plan limits the discretion of the Board with respect to options as follows:

- the term of an option may not exceed 10 years,
- the per-share exercise price of each option must be established at the time of grant or determined by a formula established at the time of grant,
- the exercise price may not be less than 100% of fair market value as of the "pricing date",
- the per-share exercise price may not be decreased after grant except for adjustments made to reflect stock splits and other corporate transactions (see *Maximum Number of Shares and Adjustments for Corporate Transactions* below),
- an option may not be surrendered for a new option with a lower exercise price and
- the pricing date must generally be the grant date, subject to limited exceptions.

Stock Awards. A stock award is the grant of shares of the Company's Common Stock or a right to receive such shares, their cash equivalent or a combination of both. Each stock award shall be subject to such conditions, restrictions and contingencies as the Board or its committee shall determine.

Settlement of Awards, Deferred Settlements Tax Withholding and Dividend Equivalents

The Board has the discretion to settle awards through cash payments, delivery of Common Stock, the grant of replacement awards or any combination thereof.

The Board may permit the payment of the option exercise price to be made as follows:

- in cash,
- by the tender of the Company's shares of Common Stock, or
- by irrevocable authorization to a third party to sell shares received upon exercise of the option and to remit the exercise price.

Before distribution of any shares pursuant to an award, the Board may require the participant to remit funds for any required tax withholdings. Alternatively, the Board may withhold shares to satisfy such tax requirements. All cash payments made under the Incentive Plan may be net of any required tax withholdings.

The Board may provide for the deferred delivery of stock upon the exercise of an option or upon the grant of a stock award. Such deferral can be evidenced by use of "Stock Units" – bookkeeping entries equivalent to the fair market value, from time to time, of a specified number of shares. Stock Units are settled at the end of the applicable deferral period by delivery of shares or as otherwise determined by the Board.

The Committee has the discretion to provide participants with the right to receive dividends or dividend equivalent payments with respect to the underlying shares of Common Stock.

Duration of the Plan

If the 2008 Incentive Plan is approved by the stockholders at the 2008 Annual Meeting, no award may be made under that Plan more than ten (10) years after such approval date. However, the Plan shall remain in effect as long as any awards previously made remain outstanding.

Maximum Number of Shares and Adjustments for Corporate Transactions under the Plan

The maximum number of shares of the Company's common stock that may be issued under the Plan is 1,000,000. That maximum is subject to adjustments for corporate transactions as discussed below and for the issuance of stock awards. See Maximum Number of Shares above.

Shares subject to an award that are not delivered because of forfeiture, cancellation or cash settlement become available for further grant.

If a participant exercises an option by delivery of previously owned shares in payment of the exercise price or of any tax withholding obligations, all shares issued to the participant without offset for the number of shares delivered in payment will be counted against the maximum.

The maximum number of shares which may be delivered under the Plan is subject to further adjustment for corporate transactions, such as:

- stock splits, stock dividends and stock distributions,

- any other transaction in which outstanding shares of Common Stock are increased, decreased, changed or exchanged, or
- a transaction in which cash, property, Common Stock or other securities are distributed in respect of outstanding shares.

If such a corporate transaction occurs, the Board will make appropriate adjustments in:

- the number and/or type of shares for which awards may be granted under the Incentive Plans after such transaction, and
- the number and/or type of shares or securities for which awards then outstanding under the Incentive Plans may be exercised after such transaction – such adjustments would be made without changing the aggregate exercise price applicable to the unexercised portions of outstanding options or SARs.

For example, to adjust for the last corporate transaction – the two-for-one stock split that became effective in July 2000 – the Board doubled the maximum number of shares that could be issued under the Prior Plan. The Board also doubled the number of unexercised shares that were the subject of outstanding options and cut the corresponding per-share exercise price in half.

Per-Year-Per-Participant Limit Under the Plan

Subject to further adjustment for corporate transactions, as discussed above, the Plan imposes the following limit: no more than 25,000 shares may be granted in any one fiscal year to any one participant pursuant to any and all awards under the Plan.

Amendment of Plan

The Board may, at any time, amend or terminate the Plan. However, the approval of the Company's stockholders will be required for any amendment (other than adjustments for corporate transactions discussed above) which would:

- increase the maximum number of shares that may be delivered under the Plan as described in *Maximum Number of Shares and Adjustments for Corporate Transactions* above, including the requirement to reduce such maximum by 1.58 shares for every share delivered as a stock award,
- increase the per-participant limit described above under *Per-Year-Per-Participant Limit Under the Plan*,
- decrease the minimum exercise price for an option or permit the surrender of an option as consideration in exchange for a new award with a lower exercise price, each as described above under *Options* or
- increase the maximum term of an Option as described above under *Options*.

Federal Income Tax Consequences of Plan Awards

The Company believes that under present law and regulations the federal income tax treatment of the various awards that may be made under the Plan will be as described below.

The grant of an NQSO will not have any tax consequence to the Company nor to the participant. The exercise of an NQSO will require the participant to include in his or her taxable ordinary income the amount by which the fair market value of the acquired shares on the exercise date exceeds the option price. Upon a subsequent sale or taxable exchange of shares acquired upon the option exercise, the participant will recognize a long- or short-term capital gain or loss equal to the difference between the amount realized on the sale and the tax basis of such shares (the fair market value on the exercise date).

The Company will be entitled to a deduction at the same time and in the same amount as the participant is in receipt of income in consequence of his or exercise of an NQSO. The grant of a stock award (including a stock unit) will not have any tax consequence to the Company nor to the participant if, at the time of the grant, the shares or units provided to the participant are subject to a substantial risk of forfeiture, and provided further that the participant chooses not to elect to recognize income. The participant may, however, elect to recognize taxable ordinary income at the time of a stock (but not a unit) grant equal to the fair market value of the stock awarded. Failing such an election, as of the date the shares provided to a participant under a stock award are no longer subject to a substantial risk of forfeiture, the participant will recognize taxable ordinary income equal to the fair market value of the stock. The Company will be entitled to a deduction at the same time and in the same amount as the participant is in receipt of income in consequence of the grant of a stock award.

OTHER MATTERS

Stockholder Proposals for Inclusion in the Proxy Statement for the 2009 Annual Meeting

If you wish to submit a proposal to be included in the Proxy Statement for our 2009 Annual Meeting, we must receive it no later than December 11, 2008. Proposals should be sent to the Company at 600 Madison Avenue, New York, New York, 10022, addressed to the attention of Patrick B. Dorsey, Corporate Secretary (Legal Department).

Other Proposals

Our By-laws set forth certain procedures for stockholders of record who wish to nominate directors or propose other business to be considered at an annual meeting. In addition, we will have discretionary voting authority with respect to any such proposals to be considered at the 2009 Annual Meeting unless the proposal is submitted to us no earlier than January 15, 2009 and no later than February 14, 2009 and the stockholder otherwise satisfies the requirement of SEC Rule 14a-4.

Householding

The SEC allows us to deliver a single proxy statement and annual report to an address shared by two or more of our stockholders. This delivery method, referred to as "householding," can result in significant cost savings for us. In order to take advantage of this opportunity, the Company and banks and brokerage firms that hold your shares have delivered only one proxy statement and annual report to multiple stockholders who share an address unless one or more of the stockholders has provided contrary instructions. The Company will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the proxy statement and annual report, now or in the future, may obtain one, without charge, by addressing a request to Annual Report Administrator, Tiffany & Co., 600 Madison Avenue, 8th Floor, New York, New York 10022 or by calling 212-230-5302. You may also obtain a copy of the proxy statement and annual report from the Company's website http://investor.tiffany.com/financials.cfm . Stockholders of record sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future should submit their request by contacting us in the same manner. If you are the beneficial owner, but not the record holder, of the Company's shares and wish to receive only one copy of the proxy statement and annual report in the future, you will need to contact your broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

Reminder to Vote

Please be sure to either complete, sign and mail the enclosed proxy card in the return envelope provided or call in your instructions or vote by Internet as soon as you can so that your vote may be recorded and counted.

BY ORDER OF THE BOARD OF DIRECTORS

Patrick B. Dorsey
Secretary

New York, New York
April 10, 2008

Appendix I

Tiffany & Co.
(a Delaware corporation)

Corporate Governance Principles

(as adopted by the full Board of Directors on January 15, 2004
and amended and restated March 15, 2007)

1. *Director Qualification Standards; Size of the Board; Audit Committee Service.*

a. A majority of the directors shall meet the independence requirements set forth in Section 303A.01 and .02 of the New York Stock Exchange Corporate Governance Rules. A director shall not be deemed to have met such independence requirements unless the Board has affirmatively determined that it be so. In making its determination of independence, the Board shall broadly consider all relevant facts and circumstances and assess the materiality of each director's relationship(s) with the Corporation and/or its subsidiaries. If a director is determined by the Board to be independent, all relationships, if any, that such director has with the Corporation and/or its subsidiaries which were determined by the Board to be immaterial to independence shall be disclosed in the Corporation's annual proxy statement.

b. A director shall be younger than age 72 when elected or appointed and a director shall not be recommended for re-election by the stockholders if such director will be age 72 or older on the date of the annual meeting or other election in question, provided that the Board of Directors may, by specific resolution, waive the provisions of this sentence with respect to an individual director whose continued service is deemed uniquely important to the Corporation.

c. A director need not be a stockholder to qualify as a director, but shall be encouraged to become a stockholder by virtue of the Corporation's policies and plans with respect to stock options and stock ownership for directors and otherwise.

d. Consistent with 1.a. above, candidates for director shall be selected on the basis of their business experience and expertise, with a view to supplementing the business experience and expertise of management and adding further substance and insight into board discussions and oversight of management. The Nominating/Corporate Governance Committee is responsible for identifying individuals qualified to become directors, and for recommending to the Board director nominees for the next annual meeting of the stockholders.

e. From time to time, the Nominating/Corporate Governance Committee will recommend to the Board the number of directors constituting the entire Board. Based upon that recommendation, the current nature of the Corporation's business, and the talents and business experience of the existing roster of directors, the Board believes that nine directors is an appropriate number at this time.

f. The Board shall be responsible for determining the qualification of an individual to serve on the Audit Committee as a designated "audit committee financial expert," as required by applicable rules of the SEC under Section 407 of the Sarbanes-Oxley Act. In addition, to serve on the Audit Committee, a director must meet the standards for independence set forth in Section 301 of the Sarbanes-Oxley Act. To those ends, the Nominating/Corporate Governance Committee will coordinate with the Board in screening any new candidate for audit committee financial expert or who will serve on the Audit Committee and in evaluating whether to re-nominate any existing director who may serve in the capacity of audit committee financial expert or who may serve on the Audit Committee. If an Audit Committee member simultaneously serves on the audit committees of more than three public companies, then, in the case of each such Audit Committee member, the Board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation's Audit Committee and disclose such determination in the Corporation's annual proxy statement.

g. Any director who changes his or her employer or otherwise has a significant change in job responsibilities, or who accepts or intends to accept a directorship with another public company (or with any other organization that would require a significant time commitment) that he or she did not hold when such director was most recently elected to the Board, shall (1) advise the secretary of the Corporation of such change or directorship and (2) submit to the Nominating/Corporate Governance Committee, in care of the secretary, a signed letter, addressed to such Committee, resigning as a director of the Corporation effective upon acceptance of such resignation by such Committee but void *ab initio* if not accepted by such Committee within ten (10) days of receipt by the secretary. The secretary of the Corporation shall promptly advise the members of the Nominating/Corporate Governance Committee of such advice and receipt of such letter. The Nominating/Corporate Governance Committee shall promptly meet and consider, in light of the circumstances, the continued appropriateness of such director's membership on the Board and each committee of the Board on which such director participates. In some instances, taking into account all relevant factors and circumstances, it may be appropriate for the Nominating/Corporate Governance Committee to accept such resignation, to recommend to the Board that the director cease participation on one or more committees, or to recommend to the Board that such director not be re-nominated to the Board.

h. Subject to 1.b above, directors of the Corporation are not subject to term limits. However, the Nominating/Corporate Governance Committee will consider each director's continued service on the Board each year and recommend whether each director should be re-nominated to the Board. Each director will be given an opportunity to confirm his or her desire to continue as a member of the Board.

i. The Corporation has amended its By-Laws to provide for majority voting in the election of directors. In uncontested elections, directors are elected by a majority of the votes cast, which means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. The Nominating/Corporate Governance Committee (or comparable committee of the Board) shall establish procedures for any director who is not elected to tender his or her resignation. The Nominating/Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating/Corporate Governance Committee's recommendation within 90 days following certification of the election results. In determining whether or not to recommend that the Board of Directors accept any resignation offer, the Nominating/Corporate Governance Committee shall be entitled to consider all factors believed relevant by such Committee's members. Unless applicable to all directors, the director(s) whose resignation is under consideration is expected to recuse himself or herself from the Board vote. Thereafter, the Board will promptly disclose its decision regarding the director's resignation offer (including the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission. If the Board accepts a director's resignation pursuant to this process, the Nominating/Corporate Governance Committee shall recommend to the Board whether to fill such vacancy or reduce the size of the Board. If, for any reason, the Board of Directors is not elected at an annual meeting, they may be elected thereafter at a special meeting of the stockholders called for that purpose in the manner provided in the By-laws.

j. Including service on the Board of Directors of the Corporation, no director shall serve on the board of directors (or any similar governing body) of more than six public companies.

2. *Attendance and Participation at Board and Committee Meetings.*

a. Directors shall be expected to attend six regularly scheduled board meetings in person, if practicable, or by telephone, if attendance in person is impractical. Directors should attempt to organize their schedules in advance so that attendance at all regularly scheduled board meetings will be practicable.

b. For committees on which they serve, directors shall be expected to attend regularly scheduled meetings in person, if practicable, or by telephone, if attendance in person is impractical or if telephone participation is the expected means of participation. For committees on which they serve, directors should attempt to organize their schedules in advance so that attendance at all regularly scheduled committee meetings will be practicable.

c. Directors shall attempt to make time to attend, in person or by telephone, specially scheduled meetings of the Board or those committees on which they serve.

d. Directors shall, if practicable, review in advance all meeting materials provided by management, the other directors or consultants to the Board.

e. Directors shall familiarize themselves with the policies and procedures of the Board with respect to business conduct, ethics, confidential information and trading in the Corporation's securities.

f. Nothing stated herein shall be deemed to limit the duties of directors under applicable law.

3. *Director Access to Management and Independent Advisors.*

a. Executive officers of the Corporation and its subsidiaries shall make themselves available, and shall arrange for the availability of other members of management, employees and consultants, so that each director shall have full and complete access with respect to the business, finances and accounting of the Corporation and its subsidiaries.

b. The chief financial officer and the chief legal officer of the Corporation will regularly attend Board meetings (other than those portions of Board meetings that are reserved for independent or non-management directors or those portions in which the independent or non-management directors meet privately with the chief executive officer) and the Board encourages the chief executive officer to invite other executive officers and non-executive officers to Board meetings from time to time in order to provide additional insight into items being discussed and so that the Board may meet and evaluate persons with potential for advancement.

c. If the charter of any Board committee on which a director serves provides for access to independent advisors, any executive officer of the Corporation is authorized to arrange for the payment of the reasonable fees of such advisors at the request of such a committee acting by resolution or unanimous written consent.

4. *Director Compensation.*

a. Directors shall be compensated in a manner and at a level sufficient to encourage exceptionally well-qualified candidates to accept service upon the Board and to retain existing directors. The Board believes that a meaningful portion of a director's compensation should be provided in, or otherwise based upon appreciation in the market value of, the Corporation's Common Stock.

b. To help determine the form and amount of director compensation, the staff of the Corporation shall, if requested by the Board provide the Board with data drawn from public company filings with respect to the fees and emoluments paid to outside directors by comparable public companies.

c. Contributions to charities with which an independent or non-management director is affiliated will not be used as compensation to such a director and management will use special efforts to avoid any appearance of impropriety in connection with such contributions, if any.

d. Management will advise the Board should the Corporation or any subsidiary wish to enter into any direct financial arrangement with any director for consulting or advisory services, or into any arrangement with any entity affiliated with such director by which the director may be indirectly benefited, and no such arrangement shall be consummated without specific authorization from the Board.

5. *Director Orientation and Continuing Education.*

a. Each executive officer of the Corporation shall meet with each new director and provide an orientation into the business, finance and accounting of the Corporation.

b. Each director shall be reimbursed for reasonable expenses incurred in pursuing continuing education with respect to his/her role and responsibilities to the stockholders and under law as a director.

6. *Management Succession.*

a. The Board, assisted by the Corporate Nominating/Corporate Governance Committee and the Compensation Committee, shall select, evaluate the performance of, retain or replace the chief executive officer. Such actions will be taken with (i) a view to the effectiveness and execution of strategies propounded by and decisions taken by the chief executive officer with respect the Corporation's long-term strategic plan and long-term financial returns and (ii) applicable legal and ethical considerations.

b. In furtherance of the foregoing responsibilities, and in contemplation of the retirement, or an exigency that requires the replacement, of the chief executive officer, the Board shall, in conjunction with the chief executive officer, oversee the selection and evaluate the performance of the other executive officers.

7. *Annual Performance Evaluation of the Board.*

a. The Nominating/Corporate Governance Committee is responsible to assist the Board in the Board's oversight of the Board's own performance in the area of corporate governance.

b. Annually, each director will participate in an assessment of the Board's performance in the area of corporate governance. The results of such self-assessment will be provided to each director.

8. *Matters for Board Review, Evaluation and/or Approval.*

a. The Board is responsible under the law of the State of Delaware to review and approve significant actions by the Corporation including major transactions (such as acquisitions and financings), declaration of dividends, issuance of securities and appointment of officers of the Corporation.

b. The Board is responsible, either through its committees, or as guided by its committees, for those matters which are set forth in the respective charters of the Audit, Nominating/Corporate Governance and Compensation Committees or as otherwise set forth in the corporate governance rules of the New York Stock Exchange.

c. The following matters, among others, will be the subject of Board deliberation:

i. annually, the Board will review and if acceptable approve the Corporation's operating plan for the fiscal year, as developed and recommended by management;

ii. at each regularly scheduled meeting of the Board, the directors will review actual performance against the operating plan;

iii. annually, the Board will review and if acceptable approve the Corporation's five-year strategic plan, as developed and recommended by management;

iv. from time to time, the Board will review topics of relevance to the approved or evolving strategic plan, including such topics identified by the Board and those identified by management;

v. annually, the charters of the Audit, Nominating/Corporate Governance, and Compensation Committees will be reviewed and, if necessary, modified, by the Board;

vi. annually, the delegation of authority to officers and employees for day-to-day operating matters of the Corporation and its subsidiaries will be reviewed and if acceptable approved by the Board;

vii. annually, the Corporation's investor relations program will be reviewed by the Board;

viii. annually, the schedule of insurance coverage for the Corporation and its subsidiaries will be reviewed by the Board;

ix. annually, the status of various litigation matters in which the Corporation and its subsidiaries are involved will be presented to and discussed with the Board;

x. annually, the Corporation's policy with respect to the payment of dividends will be reviewed and if acceptable approved by the Board;

xi. annually, the Corporation's program for use of foreign currency hedges and forward contracts will be reviewed and if acceptable approved by the Board; and

xii. from time to time, the Corporation's use of any stock re-purchase program approved by the Board will be reviewed by the Board.

9. *Management's Responsibilities.*

Management is responsible to operate the Corporation with the objective of achieving the Corporation's operating and strategic plans and building value for stockholders on a long-term basis. In executing those responsibilities management is expected to act in accordance with the policies and standards established by the Board (including these principles), as well as in accordance with applicable law and for the purpose of maintaining the value of the trademarks and business reputation of the Corporation's subsidiaries. Specifically, the chief executive officer and the other executive officers are responsible for:

a. producing, under the oversight of the Board and the Audit Committee, financial statements for the Corporation and its consolidated subsidiaries that fairly present the financial condition, results of operation, cash flows and related risks in accordance with generally accepted accounting principles, for making timely and complete disclosure to investors, and for keeping the Board and the appropriate committees of the Board informed on a timely basis as to all matters of significance;

b. developing and presenting the strategic plan, proposing amendments to the plan as conditions and opportunities dictate and for implementing the plan as approved by the Board;

c. developing and presenting the annual operating plans and budgets and for implementing those plans and budgets as approved by the Board;

d. creating an organizational structure appropriate to the achievement of the strategic and operating plans and recruiting, selecting and developing the necessary managerial talent;

e. creating a working environment conducive to integrity, business ethics and compliance with applicable legal and Corporate policy requirements;

f. developing, implementing and monitoring an effective system of internal controls and procedures to provide reasonable assurance that: the Corporation's transactions are properly authorized; the Corporation's assets are safeguarded against unauthorized or improper use; and the Corporation's transactions are properly recorded and reported. Such internal controls and procedures also shall be designed to permit preparation of financial statements for the Corporation and its consolidated subsidiaries in conformity with generally accepted accounting principles and any other legally required criteria applicable to such statements; and

g. establishing, maintaining and evaluating the Corporation's disclosure controls and procedures. The term "disclosure controls and procedures" means controls and other procedures of the Corporation that are designed to ensure that information required to be disclosed by the Corporation in the reports filed by it under the Securities Exchange Act of 1934 (the "Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Corporation in the reports it files under the Act is accumulated and communicated to the Corporation's management, including its principal executive and financial officers, to allow timely decisions regarding required disclosure. To assist in carrying out this responsibility, management has established a Disclosure Control Committee, whose membership is responsible to the Audit Committee, to the chief executive officer and to the chief financial officer, and includes the following officers or employees of the Corporation: the president, the chief legal officer, the head of finance, the chief information officer, the controller, the head of internal audit & financial controls, the investor relations officer and the treasurer.

10. *Meeting Procedures.*

a. The Board shall determine whether the offices of chairman of the board and chief executive officer shall be held by one person or by separate persons, and whether the person holding the office of chairman of the board shall be "independent" or not. An "independent" director meets the requirements for "independence" as referenced in item 1.a above. "Non-management" directors include those who are independent and those who, while not independent, are not currently employees of the Corporation or one of its subsidiaries.

b. The chairman of the board will establish the agenda for each Board meeting but the chairman of the board will include in such agenda any item submitted by the presiding independent director (see item 11.c below). Each Board member is free to suggest the inclusion of items on the agenda for any meeting and the chairman of the board will consider them for inclusion.

c. Management shall be responsible to distribute information and data necessary to the Board's understanding of all matters to be considered and acted upon by the Board; such materials shall be distributed in writing to the Board sufficiently in advance so as to provide reasonably sufficient time for review and evaluation. To that end, management has provided each director with access to a secure website where confidential and sensitive materials may be viewed. In circumstances where practical considerations do not permit advance circulation of written materials, reasonable steps shall be taken to allow more time for discussion and consideration, such as extending the duration of a meeting or circulating unanimous written consent forms, which may be considered and returned at a later time.

d. The chairman of the board shall preside over meetings of the Board.

e. If the chairman of the board is not independent, the independent directors may select from among themselves a "presiding independent director"; failing such selection, the chairman of the Nominating/Corporate Governance Committee shall be the presiding independent director. The presiding independent director shall be identified as such in the Corporation's annual proxy statement to facilitate communications by stockholders and employees with the non-management directors.

f. The non-management directors shall meet separately from the other directors in regularly scheduled executive session, without the presence of management directors and executive officers of the Corporation. The presiding independent director shall preside over such meetings.

g. At least once per year the independent directors shall meet separately from the other directors in a scheduled executive session, without the presence of management directors, non-management directors who are not independent and executive officers of the Corporation. The presiding independent director shall preside over such meetings.

11. *Committees.*

a. The Board shall have an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee which shall have the respective responsibilities described in the charters of each committee. The membership of each such committee shall consist only of independent directors.

b. The Board may, from time to time, appoint one or more additional committees, such as a Dividend Committee.

c. The chairman of each Board committee, in consultation with the appropriate members of management and staff, will develop the committee's agenda. Management will assure that, as a general rule, information and data necessary to the committee's understanding of the matters within the committee's authority and the matters to be considered and acted upon by a committee are distributed to each member of such committee sufficiently in advance of each such meeting or action taken by written consent to provide a reasonable time for review and evaluation.

d. At each regularly scheduled Board meeting, the chairman of each committee or his or her delegate shall report the matters considered and acted upon by such committee at each meeting or by written consent since the preceding regularly scheduled Board meeting.

e. The secretary of the Corporation, or any assistant secretary of the Corporation, shall be available to act as secretary of any committee and shall, if invited, attend meetings of the committee and prepare minutes of the meeting for approval and adoption by the committee.

12. *Reliance.*

Any director of the Corporation shall, in the performance of such person's duties as a member of the Board or any committee of the Board, be fully protected in relying in good faith upon the records of the Corporation or upon such information, opinions, reports or statements presented by any of the Corporation's officers or employees, or committees of the Board, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence.

13. *Reference to Corporation's Subsidiaries.*

Where the context so requires, reference herein to the Corporation includes reference to the Corporation and/or any direct or indirect subsidiary of the Corporation whose financial results are consolidated with those of the Corporation for financial reporting purposes and reference to a subsidiary of the Corporation shall be reference to such a subsidiary.

TIFFANY & CO.
2008 DIRECTORS EQUITY COMPENSATION PLAN

Section 1
General

1.1 *Purpose.* The Tiffany & Co. 2008 Directors Equity Compensation Plan (the "Plan") has been established by Tiffany & Co., a Delaware corporation, (the "Company") to advance the interests of the Company by enabling the Company to attract, retain and motivate qualified individuals to serve on the Company's Board of Directors and to further link Participants' interests with those of the Company's stockholders through compensation that is based on the Company's Common Stock, thereby promoting the long-term financial interests of the Company and its Related Companies, including the growth in value of the Company's stockholders' equity and the enhancement of long-term returns to the Company's stockholders.

1.2 *Participation.* Subject to the terms and conditions of the Plan, the Committee shall, from time to time, determine and designate from among Eligible Individuals those persons who will be granted one or more Awards under the Plan. Eligible Individuals who are granted Awards become "Participants" in the Plan. At the discretion of the Committee, a Participant may be granted any Award permitted under the provisions of the Plan, and more than one Award may be granted to a Participant. Awards need not be identical but shall be subject to the terms and conditions specified in the Plan. Subject to the last two sentences of subsection 2.2 of the Plan, Awards may be granted as alternatives to or in replacement for awards outstanding under the Plan, or any other plan or arrangement of the Company.

1.3 *Operation, Administration, and Definitions.* The operation and administration of the Plan, including the Awards made under the Plan, shall be subject to the provisions of Section 4 (relating to operation and administration). Initially capitalized terms used in the Plan shall be defined as set forth in the Plan (including in the definitional provisions of Section 7 of the Plan).

1.4 *Prior Plan.* This Plan is intended to become effective on approval by the Company's stockholders, as provided for in Section 4.1 below. This Plan is intended to replace the Company's 1998 Directors Option Plan approved by the Company's stockholders on May 21, 1998 (the "Prior Plan"). In accordance with the terms of the Prior Plan: (i) no Award may be granted or otherwise made under the Prior Plan after May 21, 2008, but (ii) the Prior Plan shall remain in effect as long as any awards under the Prior Plan are outstanding. Shares subject to the Prior Plan which are not subject to outstanding awards under the Prior Plan as of the Effective Date of this Plan (see subsection 4.1 of this Plan) and which have not been delivered to participants under the Prior Plan as of such Effective Date may not be awarded under the Prior Plan on or after such Effective Date and the Prior Plan shall be deemed amended accordingly on such Effective Date. Shares subject to the Prior Plan, as described in the preceding sentence, shall not be deemed transferred to this Plan.

Section 2
Options

2.1 *Definition.* The grant of an "Option" entitles the Participant to purchase Shares at an Exercise Price established by the Committee. Options granted under this Section 2 shall be Non-Qualified Options. A "Non-Qualified Option" is an Option that is not intended to be an "incentive stock option" as that term is described in section 422(b) of the Code.

2.2 *Exercise Price.* The per-share "Exercise Price" of each Option granted under this Section 2 shall be established by the Committee or shall be determined by a formula established by the Committee at or prior to the time the Option is granted; except that the Exercise Price shall not be less than 100% of the Fair Market Value of a Share as of the Pricing Date unless the Participant has agreed to forgo all or a portion of his or her annual cash retainer or other fees for service as a director of the Company in exchange for the Option, in which case the difference between (a) the aggregate Fair Market Value of the Shares subject to the Option as of the Pricing Date and (b) the aggregate Exercise Price for the Shares subject to the Option shall be equal to the amount of the cash retainer or other such fees agreed to be forgone by the Participant. For purposes of the preceding sentence, the "Pricing Date" shall be the date on which the Option is granted unless the Option is granted on a date on which the principal exchange on which the Stock is then listed or admitted to trading is closed for trading, in which case the "Pricing Date" shall be the most recent date on which such exchange was open for trading prior to such grant date. Except as provided in subsection 4.2(c), the Exercise Price of any Option may not be decreased after the grant of the Award. An Option may not be surrendered as consideration in exchange for a new Award with a lower Exercise Price.

2.3 *Exercise.* Options shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee provided that no Option shall be exercisable after, and each Option shall become void no later than, the tenth (10th) anniversary of the date of the grant of such option.

2.4 *Payment of Option Exercise Price.* The payment of the Exercise Price of an Option granted under this Section 2 shall be subject to the following:

(a) The Exercise Price may be paid by ordinary check or such other form of tender as the Committee may specify.

(b) If permitted by the Committee, the Exercise Price for Shares purchased upon the exercise of an Option may be paid in part or in full by tendering Shares (by either actual delivery of shares or by attestation, with such shares valued at Fair Market Value as of the date of exercise). The Committee may refuse to accept payment in Shares if such payment would result in an accounting charge to the Company.

(c) The Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an Option by irrevocably authorizing a third party to sell Shares acquired upon exercise of the Option (or a sufficient portion of such shares) and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

Section 3
Stock Awards

3.1 *Definition.* A "Stock Award" is a grant of Shares or of a right to receive Shares.

3.2 *Restrictions on Stock Awards.* Each Stock Award shall be subject to such conditions, restrictions and contingencies, if any, as the Committee shall determine.

Section 4
Operation and Administration

4.1 *Effective Date and Duration.* Subject to approval of the stockholders of the Company at the Company's 2008 annual meeting, the Plan shall be effective as of the date of such approval (the "Effective Date") and shall remain in effect as long as any Awards under the Plan are outstanding; provided, however, that no Award may be granted or otherwise made under the Plan on a date that is more than ten (10) years from the Effective Date.

4.2 *Shares Subject to Plan.*

(a) (i) Subject to the following provisions of this subsection 4.2, the maximum aggregate number of Shares that may be delivered to Participants and their beneficiaries under the Plan shall be One Million (1,000,000) Shares, provided that such maximum shall be reduced by one and 58 hundredths (1.58) of a Share for each Share that is delivered pursuant to a Stock Award. Shares issued under the Plan may be authorized and unissued Shares or Shares reacquired by the Company.

(ii) Any Shares granted under the Plan that are forfeited because of the failure to meet a Stock Award contingency or condition shall again be available for delivery pursuant to new Awards granted under the Plan. To the extent any Shares covered by an Award are not delivered to a Participant or a Participant's beneficiary because the Award is forfeited or canceled, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of Shares available for delivery under the Plan.

(iii) If the Exercise Price and/or tax withholding obligation for any Option or Award granted under the Plan is satisfied by tendering Shares to the Company (by either actual delivery or attestation) or by the Company withholding Shares, the number of Shares issued on such exercise or Award without offset for the number of Shares so tendered shall be deemed delivered for purposes of determining the maximum number of Shares available for delivery under the Plan; if the Exercise Price and/or tax withholding obligation for any Option or Award granted under the Plan is satisfied by the Company withholding Shares, the full number of Shares for which such Option was exercised or such Award was granted, without reduction for the number of Shares withheld, shall be deemed delivered for purposes of determining the maximum number of Shares available for delivery under the Plan.

(b) Subject to adjustment under paragraph 4.2(c), the following additional limitation is imposed under the Plan: the maximum aggregate number of Shares that may be awarded to any one Participant in any single fiscal year of the Company, either as Shares subject to Options, Stock Awards or any combination of Options and Stock Awards shall be Twenty-five Thousand (25,000) Shares.

(c) If the outstanding Shares are increased or decreased, or are changed into or exchanged for cash, property, or a different number or kind of shares or securities, or if cash, property or Shares or other securities are distributed in respect of such outstanding Shares, in either case as a result of one or more mergers, reorganizations, reclassifications, recapitalizations, stock splits, reverse stock splits, stock dividends, dividends (other than regular, quarterly dividends), or other distributions, spin-offs or the like, or if substantially all of the property and assets of the Company are sold, then, unless the terms of the transaction shall provide otherwise, appropriate adjustments shall be made in the number and/or type of shares or securities for which Awards may thereafter be granted under the Plan and for which Awards then outstanding under the Plan may thereafter be exercised. Any such adjustments in outstanding Awards shall be made without changing the aggregate Exercise Price applicable to the unexercised portions of outstanding Options. The Committee shall make such adjustments to preserve the benefits or potential benefits of the Plan and the Awards; such adjustments may include, but shall not be limited to, adjustment of: (i) the number and kind of shares which may be delivered under the Plan; (ii) the number and kind of shares subject to outstanding Awards; (iii) the Exercise Price of outstanding Options; (iv) the limit specified in subsection 4.2(b) above; and (v) any other adjustments that the Committee determines to be equitable. No right to purchase or receive fractional shares shall result from any adjustment in Options or Stock Awards pursuant to this paragraph 4.2(c). In case of any such adjustment, Shares subject to the Option or Stock Award shall be rounded up to the nearest whole Share.

4.3 *Limit on Distribution.* Distribution of Shares or other amounts under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no obligation to deliver any Shares under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933) and the applicable requirements of any securities exchange or similar entity and the Committee may impose such restrictions on any Shares acquired pursuant to the Plan as the Committee may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares. In the event that the Committee determines in its discretion that the registration, listing or qualification of the Shares issuable under the Plan on any securities exchange or under any applicable law or governmental regulation is necessary as a condition to the issuance of such Shares under an Option or Stock Award, such Option or Stock Award shall not be exercisable or exercised in whole or in part unless such registration, listing and qualification, and any necessary consents or approvals have been unconditionally obtained.

(b) Distribution of Shares under the Plan may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

4.4 *Tax Withholding.* Before distribution of Shares under the Plan, the Company may require the recipient to remit to the Company an amount sufficient to satisfy any federal, state or local tax withholding requirements or, if agreed by the Committee, the Company may withhold from the Shares to be delivered and/or otherwise issued Shares sufficient to satisfy all or a portion of such tax withholding requirements. Whenever under the Plan payments are to be made in cash, such payments shall be in an amount sufficient to satisfy any federal, state or local tax withholding requirements as well as the amount of the cash payment otherwise required. Neither the Company nor any Related Company shall be liable to a Participant or any other person as to any tax consequence expected, but not realized, by any Participant or other person due to the receipt or exercise of any Award hereunder.

4.5 *Reserved Rights.* Subject to the limitations of subsection 4.2 on the number of Shares that may be delivered under the Plan, the Plan does not limit the right of the Company to use available Shares, including authorized but un-issued Shares and treasury Shares, as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Related Company, including the plans or arrangements of the Company or a Related Company, including the plans or arrangements of the Company or a Related Company acquiring another entity (or an interest in another entity). The Committee may provide in the Award Agreement that the Shares to be issued upon exercise of an Option or receipt of a Stock Award shall be subject to such further conditions, restrictions or agreements as the Committee in its discretion may specify, including without limitation, conditions on vesting or transferability, and forfeiture and repurchase provisions.

4.6 *Dividends and Dividend Equivalents.* An Award may provide the Participant with the right to receive dividends or dividend equivalent payments with respect to Shares which may be paid currently or credited to an account for the Participant, and which may be settled in cash or Shares as determined by the Committee. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in Shares may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including reinvestment of such credited amounts in Stock equivalents.

4.7 *Settlements; Deferred Delivery.* Awards may be settled through cash payments, the delivery of Shares, the granting of replacement Awards, or combinations thereof, all subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may establish provisions for the deferred delivery of Shares upon the exercise of an Option or receipt of a Stock Award with the deferral evidenced by use of Stock Units equal in number to the number of Shares whose delivery is so deferred. A "Stock Unit" is a bookkeeping entry representing an amount equivalent to the Fair Market Value of one Share. Stock Units represent an unfunded and unsecured obligation of the Company except as otherwise provided by the Committee. Settlement of Stock Units upon expiration of the deferral period shall be made in Shares or otherwise as determined by the Committee. The amount of Shares, or other settlement medium, to be so distributed may be increased by an interest factor or by dividend equivalents. Until a Stock Unit is settled, the number of Shares represented by a Stock Unit shall be subject to adjustment pursuant to paragraph 4.2(c). Unless otherwise specified by the Committee, any deferred delivery of Shares pursuant to an Award shall be settled by the delivery of Shares no later than the 60th day following the date the person to whom such deferred delivery must be made ceases to be a director of the Company.

4.8 *Transferability.* Unless otherwise provided by the Committee, any Option granted under the Plan, and, until vested, any Stock Award granted under the Plan, shall by its terms be nontransferable by the Participant otherwise than by will, the laws of descent and distribution, and shall be exercisable by, or become vested in, during the Participant's lifetime, only the Participant.

4.9 *Form and Time of Elections.* Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the secretary of the Company at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

4.10 *Award Agreements with Company; Vesting and Acceleration of Vesting of Awards.* At the time of an Award to a Participant, the Committee may require the Participant to enter into an agreement with the Company (an "Award Agreement") in a form specified by the Committee, agreeing to the terms and conditions of the Plan and to such additional terms and conditions, not inconsistent with the Plan, as the Committee may, in its sole discretion, prescribe, including, but not limited to, conditions to the vesting or exercise of an Award, such as continued service as a director of the Company for a specified period of time. The Committee may waive such conditions to and/or accelerate exerciability or vesting of an Option or Stock Award, either automatically upon the occurrence of specified events (including in connection with a change of control of the Company) or otherwise in its discretion.

4.11 *Limitation of Implied Rights.*

(a) Neither a Participant nor any other person shall, by reason of the Plan or any Award Agreement, acquire any right in or title to any assets, funds or property of the Company or any Related Company whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Related Company, in their sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Shares or amounts, if any, payable under the Plan, unsecured by the assets of the Company or of any Related Company. Nothing contained in the Plan or any Award Agreement shall constitute a guarantee that the assets of such companies shall be sufficient to pay any benefits to any person.

(b) Neither the Plan nor any Award Agreement shall constitute a contract of employment, and selection as a Participant will not confer upon any Participant any right to serve as a director of the Company, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan or an Award. Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any right as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

4.12 *Evidence.* Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which an officer of the Company acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

4.13 *Action by Company.* Any action required or permitted to be taken by the Company shall be by resolution of the Board, or by action of one or more members of such Board (including a committee of such board) who are duly authorized to act for such Board, or (except to the extent prohibited by applicable law or applicable rules of any stock exchange) by a duly authorized officer of the Company.

4.14 *Gender and Number.* Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

4.15 *Non-exclusivity of the Plan.* Neither the adoption of the Plan by the Board of Directors of the Company nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of such Board of Directors or a committee of such Board to adopt such other incentive arrangements as it or they may deem desirable, including without limitation, the granting of restricted stock, stock options or cash bonuses otherwise than under the Plan, and such arrangements may be generally applicable or applicable only in specific cases.

Section 5
Committee

5.1 *Administration.* The authority to control and manage the operation and administration of the Plan shall be vested in the Board and/or a committee of the Board (either the Board or such committee the "Committee" hereunder) in accordance with this Section 5.

5.2 *Selection of Committee.* If consisting of less than the full membership of the Board, the Committee shall be selected by the Board and shall consist of two or more members of the Board.

5.3 *Powers of Committee.* The authority to manage and control the operation and administration of the Plan shall be vested in the Committee, subject to the following:

(a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from amongst Eligible Individuals those persons who shall receive Awards, to determine who is an Eligible Individual, to determine the time or times of receipt, to determine the types of Awards and the number of Shares covered by the Awards, to establish the terms, conditions, restrictions, and other provisions of such Awards and Award Agreements, and (subject to the restrictions imposed by Section 6) to cancel, amend or suspend Awards. In making such Award determinations, the Committee may take into account such factors as the Committee deems relevant.

(b) The Committee will have the authority and discretion to establish terms and conditions of Awards as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside the United States.

(c) The Committee will have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award Agreements, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(d) Interpretations of the Plan by the Committee and decisions made by the Committee under the Plan are final and binding.

(e) In controlling and managing the operation and administration of the Plan, the Committee shall act by a majority of its then members, by meeting or by writing filed without a meeting. The Committee shall maintain adequate records concerning the Plan and concerning its proceedings and acts in such form and detail as the Committee may decide.

5.4 *Delegation by Committee.* Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its powers and responsibilities to any one or more of its members and may delegate all or part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

5.5 *Information to be furnished to Committee.* The Company shall furnish the Committee with such data and information as may be requested by the Committee to discharge its duties. The records of the Company as to an Eligible Individual's or a Participant's service as a director shall be conclusive on all persons unless determined to be incorrect by the Committee. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers necessary or desirable to carry out the terms of the Plan.

Section 6
Amendment and Termination

6.1 *Board's Right to Amend or Terminate.* Subject to the limitations set forth in this Section 6, the Board may, at any time, amend or terminate the Plan.

6.2 *Amendments Requiring Stockholder Approval.* Other than as provided in subsection 4.2 (c) (relating to certain adjustments to Shares), the approval of the Company's stockholders shall be required for any amendment which: (i) increases the maximum number of Shares that may be delivered to Participants under the Plan set forth in subsection 4.2(a); (ii) increases the maximum limitation contained in Section 4.2(b); (iii) decreases the Exercise Price of any Option below the minimum provided in subsection 2.2; (iv) modifies or eliminates the prohibitions stated in the final two sentences of subsection 2.2; or (v) increases the maximum term of any Option set forth in Section 2.3. Whenever the approval of the Company's stockholders is required pursuant to this subsection 6.2, such approval shall be sufficient if obtained by a majority vote of those stockholders present or represented and actually voting on the matter at a meeting of stockholders duly called, at which meeting a majority of the outstanding shares actually vote on such matter.

6.3 *Consent of Affected Participants.* No amendment to or termination of the Plan shall, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living or if the Award has been transferred pursuant to a right of transfer contained in an Award Agreement, the affected beneficiary or affected transferee, as the case may be), adversely affect the rights of any Participant, beneficiary or permitted transferee under any Award granted under the Plan prior to the date such amendment or termination is adopted by the Board.

Section 7
Defined Terms

For the purposes of the Plan, the terms listed below shall be defined as follows:

Award. The term "Award" shall mean, individually and collectively, any award or benefit granted to any Participant under the Plan, including, without limitation, the grant of Options and Stock Awards.

Award Agreement. The term "Award Agreement" is defined in subsection 4.10.

Board. The term "Board" shall mean the Board of Directors of the Company.

Code. The term "Code" shall mean the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code or of any law that is enacted to replace the Code.

Eligible Individual. The term "Eligible Individual" shall mean a Non-Employee Director. The term "Non-Employee Director" means a member of the Board who is not at the time of an Award also an employee of the Company or a Related Company.

Fair Market Value. For purposes of determining the "Fair Market Value" of a share of Stock, the following rules shall apply:

(i) If the Stock is at the time listed or admitted to trading on any stock exchange, then the Fair Market Value shall be the higher of (a) the simple arithmetic mean of the lowest and the highest reported sales prices of the Stock on the date in question on the principal exchange on which the Stock is then listed or admitted to trading and (b) the closing price on such exchange on such date. If no reported sale of Stock takes place on the date in question on the principal exchange, then the reported closing asked price of the Stock on such date on the principal exchange shall be determinative of Fair Market Value.

(ii) If the Stock is not at the time listed or admitted to trading on a stock exchange, the Fair Market Value shall be the mean between the lowest reported bid price and the highest reported asked price of the Stock on the date in question in the over-the-counter market, as such prices are reported in a publication of general circulation selected by the Committee and regularly reporting the market price of the Stock in such market.

(iii) If the Stock is not listed or admitted to trading on any stock exchange or traded in the over-the-counter market, the Fair Market Value shall be as determined by the Committee, acting in good faith.

Related Companies. The term "Related Company" means:

(i) any corporation, partnership, joint venture or other entity during any period in which such corporation, partnership, joint venture or other entity owns, directly or indirectly, at least fifty percent (50%) of the voting power of all classes of voting stock of the Company (or any corporation, partnership, joint venture or other entity which is a successor to the Company);

(ii) any corporation, partnership, joint venture or other entity during any period in which the Company (or any corporation, partnership, joint venture or other entity which is a successor to the Company or any entity that is a Related Company by reason of clause (i) next above) owns, directly or indirectly, at least a fifty percent (50%) voting or profits interest; or

(iii) any business venture in which the Company has a significant interest, as determined at the discretion of the Committee.

Shares. The term "Shares" shall mean shares of the Common Stock of the Company, $.01 par value, as presently constituted, subject to adjustment as provided in paragraph 4.2(c) above.

Section 8
Successors

All obligations of the Company under the Plan with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business and/or assets of the Company.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer,
Tiffany & Co.
(1995) 5

ROSE MARIE BRAVO
Vice Chairman,
Burberry Limited
(1997) 2, 3 and 4

WILLIAM R. CHANEY
Retired Chairman of the Board,
Tiffany & Co.
(1984) 5*

GARY E. COSTLEY
Co-founder and Managing Director,
C&G Capital and Management, LLC
(2007) 1, 2*, 3* and 4

ABBY F. KOHNSTAMM
President,
Abby F. Kohnstamm & Associates, Inc.
(2001) 1, 2, 3 and 4

CHARLES K. MARQUIS
Senior Advisor,
Investcorp International, Inc.
(1984) 1, 2, 3 and 4*

J. THOMAS PRESBY
Deputy Chairman and
Chief Operating Officer, (Retired)
Deloitte Touche Tohmatsu
(2003) 1* and 4

JAMES E. QUINN
President,
Tiffany & Co.
(1995) 5

WILLIAM A. SHUTZER
Senior Managing Director,
Evercore Partners
(1984)

(Indicates year joined Board)
Member of:
- (1) Audit Committee
- (2) Compensation Committee
- (3) Stock Option Subcommittee
- (4) Nominating/Corporate Governance Committee
- (5) Dividend Committee

* Indicates Committee Chair

EXECUTIVE OFFICERS OF TIFFANY & CO.

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer

JAMES E. QUINN
President

BETH O. CANAVAN
Executive Vice President

JAMES N. FERNANDEZ
Executive Vice President and
Chief Financial Officer

JON M. KING
Executive Vice President

VICTORIA BERGER-GROSS
Senior Vice President – Human Resources

PAMELA H. CLOUD
Senior Vice President – Merchandising

PATRICK B. DORSEY
Senior Vice President –
General Counsel and Secretary

PATRICK F. McGUINESS
Senior Vice President – Finance

CAROLINE D. NAGGIAR
Senior Vice President –
Chief Marketing Officer

JOHN S. PETTERSON
Senior Vice President – Operations

DESIGN DIRECTOR

JOHN R. LORING

STOCKHOLDER INFORMATION

Company Headquarters

Tiffany & Co.
727 Fifth Avenue, New York, New York 10022
212-755-8000

Stock Exchange Listing

New York Stock Exchange, symbol TIF

Annual Meeting of Stockholders

Thursday, May 15, 2008, 10:00 a.m.
The St. Regis Hotel
Two East 55th Street, New York, New York

Website and Information Line

Tiffany's annual and quarterly financial results, other information and reports filed with the Securities and Exchange Commission are available on our website at http://investor.tiffany.com. Investors may also access certain information on our Shareholder Information Line at 800-TIF-0110.

Investor and Financial Media Contact

Investors, securities analysts and the financial media should contact Mark L. Aaron, Vice President – Investor Relations, at the Company's headquarters by calling 212-230-5301 or by e-mail at mark.aaron@tiffany.com.

Transfer Agent and Registrar

Please direct your communications regarding individual stock records, address changes or dividend payments to:

Mellon Investor Services LLC
480 Washington Boulevard, Jersey City, New Jersey 07310-1900
888-778-1307 or 201-329-8660 or www.bnymellon.com/shareowner/isd

Direct Stock Purchases and Dividend Reinvestment

The Investor Services Program allows investors to purchase Tiffany & Co. Common Stock directly, rather than through a stockbroker, and become a registered shareholder of the Company. The program's features also include dividend reinvestment. Mellon Bank, N.A. is the sponsor of the program, which provides Tiffany & Co. shares through market purchases. For additional information, please contact Mellon Investor Services LLC at 888-778-1307 or 201-329-8660 or www.bnymellon.com/shareowner/isd.

Dividend Payments

Quarterly dividends on Tiffany & Co. Common Stock, subject to declaration by the Company's Board of Directors, are typically paid in January, April, July and October.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
300 Madison Avenue, New York, New York 10017

Catalogs

SELECTIONS® catalogs are automatically mailed to registered stockholders. To request a catalog, please call 800-526-0649.

Stock Price and Dividend Information

	2007	2006	2005	2004	2003
Stock price at end of fiscal year	$ 39.79	$ 39.26	$ 37.70	$ 31.43	$ 39.64

	Price Ranges of Tiffany & Co. Common Stock						Cash Dividends Per Share	
	2007			2006			2007	2006
Quarter	High	Low	Close	High	Low	Close		
First	$ 50.00	$ 39.13	$ 47.69	$ 39.50	$ 34.77	$ 34.89	$ 0.10	$ 0.08
Second	56.79	46.56	48.25	35.31	30.11	31.59	0.12	0.10
Third	57.34	39.53	54.18	36.95	29.63	35.72	0.15	0.10
Fourth	53.66	32.84	39.79	40.80	34.71	39.26	0.15	0.10

On March 20, 2008, the closing price of Tiffany & Co. Common Stock was $ 38.60 and there were 11,814 holders of record of the Company's Common Stock.

Certifications

Michael J. Kowalski and James N. Fernandez have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.1, 31.2, 32.1 and 32.2 of the Company's Form 10-K for the year ended January 31, 2008.

As required by the New York Stock Exchange ("NYSE"), on June 11, 2007, Michael J. Kowalski submitted his annual certification to the NYSE that stated he was not aware of any violation by the Company of the NYSE corporate governance listing standards.

Trademarks, Copyrights and Patents

THE NAMES TIFFANY, TIFFANY & CO., THE COLOR TIFFANY BLUE, THE TIFFANY BLUE BOX, LUCIDA (PATENT NO. 5,970,744 et. al.), THE TIFFANY MARK, ATLAS, AND SELECTIONS ARE TRADEMARKS OF TIFFANY AND COMPANY AND ITS AFFILIATES. IRIDESSE IS A TRADEMARK OF IRIDESSE, INC. LITTLE SWITZERLAND IS A TRADEMARK OF LITTLE SWITZERLAND, INC. AND ITS AFFILIATES.

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